Exhibit 10.1

TRANSACTION AGREEMENT

by and among

SOLERA, INC.,

AUTOMATIC DATA PROCESSING, INC.,

ADP ATLANTIC INC.,

ADP NEDERLAND B.V.,

ADP INTERNATIONAL B.V.,

ADP CANADA CO.

and

ADP PRIVATE LIMITED

Dated as of February 8, 2006

i

4.23	Customers	38
4.24	Product Warranty	38
4.25	Exclusivity of Representations	38

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF THE BUYER	39
5.1	Organization and Authority	39
5.2	Enforceability and Non-Contravention	39
5.3	Brokers	40
5.4	Purchase for Investment	40
5.5	Financial Ability	40
5.6	Solvency	41
5.7	Independent Investigation	41
5.8	Compliance with Laws	41
5.9	Permits	41
5.10	Litigation	41
5.11	Exclusivity of Representations	41
5.12	Certain Canadian Tax Registrations	41

ARTICLE VI	COVENANTS AND AGREEMENTS	42
6.1	Conduct of the Business	42
6.2	Confidentiality	45
6.3	Expenses	46
6.4	Publicity	46
6.5	Consents and Other Matters	46
6.6	Access to Information and Cooperation	48
6.7	Preservation of Records	49
6.8	Further Assurances	49
6.9	Names and Marks	50
6.10	Employee and Employee Benefits Matters	51
6.11	Inter-Company Dividends and Distributions; Excess Cash	60
6.12	Intercompany Accounts	62
6.13	Non-Solicitation of the Buyer’s Employees	62
6.14	Non-Compete	63
6.15	Transition Services	63
6.16	Reorganization	63
6.17	Financing	64
6.18	Insurance	66
6.19	ABZ Share Purchase Agreement Obligations	66
6.20	Notification of Certain Matters	67
6.21	Exclusivity	67
6.22	Director Resignations	67

6.23	Informex Matter	68
6.24	ChoiceParts	68
6.25	Overdraft Facilities	68

ARTICLE VII	CONDITIONS PRECEDENT TO THE OBLIGATION OF THE BUYER TO CLOSE	68
7.1	Representations and Covenants	68
7.2	HSR Act Filing, Other Approvals and Requirements	69
7.3	No Orders	69
7.4	Other Transaction Documents	69
7.5	Reorganization	70

ARTICLE VIII	CONDITIONS PRECEDENT TO THE OBLIGATION OF THE SELLERS TO CLOSE	70
8.1	Representations and Covenants	70
8.2	HSR Act Filing, Other Approvals and Requirements	70
8.3	No Orders	71
8.4	Other Transaction Documents	71

ARTICLE IX	SURVIVAL; INDEMNIFICATION	71
9.1	Indemnification by Sellers	71
9.2	Indemnification by the Buyer	73
9.3	Procedures for Indemnification	74
9.4	Sole Remedy; No Duplication; Other Provisions	76

ARTICLE X	TAX MATTERS	78
10.1	Preparation of Tax Returns and Payment of Taxes	78
10.2	Straddle Periods	80
10.3	Refunds	80
10.4	Conveyance Taxes	81
10.5	Section 338(h)(10) Election Taxes	81
10.6	Termination of Tax Allocation Agreements	81
10.7	Tax Indemnification Procedures	82
10.8	Tax Audits and Contests; Cooperation	83
10.9	Tax Treatment of Indemnity Payments	84
10.10	Carrybacks	84
10.11	Tax Elections	84
10.12	No Access to Consolidated Returns	85
10.13	Advance Pricing Agreement	85

ARTICLE XI	TERMINATION OF AGREEMENT	86
11.1	Termination	86

11.2	Survival After Termination	87

ARTICLE XII	MISCELLANEOUS	88
12.1	Consent to Jurisdiction; Service of Process; Waiver of Jury Trial	88
12.2	Notices	88
12.3	Entire Agreement	90
12.4	Waivers and Amendments	90
12.5	Governing Law	90
12.6	Binding Effect; Assignment	90
12.7	Usage	90
12.8	Articles and Sections	91
12.9	Interpretation	91
12.10	Severability of Provisions	91
12.11	Counterparts	91
12.12	No Personal Liability	91
12.13	No Third Party Beneficiaries	91
12.14	Specific Performance	92

Annexes

1.1(a)      Specified Business Groups
1.1(b)      Foreign Shares
1.1(c)      Knowledge of Parent
1.1(d)      Knowledge of the Buyer
1.1(e)      Foreign Transferred Companies
2.1           Purchase Price Allocation
2.3(f)       Assigned Intellectual Property
6.5(d)      Foreign Works Council Laws

6.14         List of Excluded Acquisitions/Merger Parties

Exhibits

A             Form of Asset Transfer Agreement
B             Form of Foreign Share Transfer Agreement
C             Form of Transition Services Agreement
D             Form of Parent Shared Facilities Agreement
E              Form of Buyer Shared Facilities Agreement

Schedules

Seller Disclosure Schedule
Buyer Disclosure Schedule

TRANSACTION AGREEMENT

TRANSACTION AGREEMENT, dated as of February 8, 2006 (this “Agreement”), by and among Solera, Inc., a Delaware corporation (the “Buyer”), Automatic Data Processing, Inc., a Delaware corporation (“Parent”), ADP Atlantic Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“ADP Atlantic”), ADP Nederland B.V., a private limited liability company incorporated under the Laws of the Netherlands and a direct and indirect wholly owned subsidiary of Parent (“ADP Nederland”), ADP International B.V., a private limited liability company incorporated under the Laws of the Netherlands and a direct wholly owned subsidiary of ADP Nederland (“ADP International” and, together ADP Nederland, the “Foreign Share Sellers” and, the Foreign Share Sellers, together with Parent and ADP Atlantic, the “Share Sellers”), ADP Canada Co., a Nova Scotia unlimited liability company (“ADP Canada”), and ADP Private Limited, a limited liability company incorporated under the Laws of India (“ADP India” and, together with ADP Canada, the “Foreign Asset Sellers” and, the Foreign Asset Sellers, together with the Share Sellers, the “Sellers”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed to such terms in Article I.

WHEREAS, Parent is engaged in the Business through its Claims Services Group;

WHEREAS, Parent intends to effect the Reorganization immediately prior to the Closing, and following the Reorganization, the Business will be conducted solely by the Companies;

WHEREAS, Parent owns the Hollander Shares and Parent wishes to sell to the Buyer, and the Buyer wishes to purchase from Parent, all of the Hollander Shares upon the terms and subject to the conditions of this Agreement (the “Hollander Share Purchase”);

WHEREAS, ADP Atlantic owns the CSG Shares and the IMS Shares and ADP Atlantic wishes to sell to the Buyer, and the Buyer wishes to purchase from ADP Atlantic, all of the CSG Shares and IMS Shares upon the terms and subject to the conditions of this Agreement (the “CSG/IMS Share Purchase”);

WHEREAS, each Foreign Share Seller owns its respective Foreign Shares and each Foreign Asset Seller owns its respective Foreign Assets and is subject to its respective Foreign Liabilities, which, in each case, will be transferred to, and assumed by, the Buyer upon the terms and subject to the conditions of this Agreement and pursuant to the applicable Foreign Transfer Agreement (collectively, the “Foreign Purchases” and, together with the Hollander Share Purchase and the CSG/IMS Share Purchase, the “Transaction”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Transaction and also to prescribe certain conditions to the Transaction.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements entered into herein, and intending to be legally bound hereby, the parties hereto agree as follows:

ARTICLE I

DEFINITIONS

1.1           Defined Terms.

(a)           For all purposes of this Agreement, the following terms shall have the respective meanings set forth in this Section 1.1(a):

“ABZ Entities” means the Persons identified as such on Annex 1.1(a) hereto.

“ABZ Retention Amount” means an agreed upon amount, relating to the obligations and liabilities arising under the ABZ Retention Plans, equal to $750,000.

“ABZ Share Purchase Agreement” means the Share Purchase Agreement, dated December 18, 2003, between ABZ Holding B.V., a private limited liability company incorporated under the Laws of the Netherlands, and ADP Nederland.

“ACS Entities” means the Persons identified as such on Annex 1.1(a) hereto.

“Additional Adjustment Amount” means the sum of (i) each Specified Business Group’s Indebtedness (other than unfunded or underfunded pension obligations that may be considered Indebtedness), determined as of the open of business on the Closing Date before giving effect to the transactions contemplated hereby, on a consolidated basis in accordance with GAAP, consistently applied during the periods involved, utilizing to the extent consistent with GAAP the same methodology and adjustments as were used in preparing the Company Financial Statements; provided, that for purposes of such calculation all interest, prepayment penalties, premiums, fees and expenses (if any) which would be payable if such Indebtedness was paid in full on the Closing Date shall be treated as Indebtedness, and (ii) all obligations or liabilities (other than unfunded or underfunded pension obligations) arising under the Employee Transaction Agreements and all other obligations payable in connection with or as a result of the Transaction to current or former employees of the Companies or the Subsidiaries, including bonuses and deferred compensation, in each case, determined as of the open of business on the Closing Date but assuming consummation of the transactions contemplated hereby, on a consolidated basis in accordance with GAAP, consistently applied during the periods involved, utilizing to the extent consistent with GAAP the same methodology and adjustments as were used in preparing the Company Financial Statements.

“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. The term “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting or other securities, by contract or otherwise.

“Audatex Entities” means the Persons identified as such on Annex 1.1(a) hereto.

“Business” means the Claims Services provided by the Companies (after giving effect to the Reorganization).

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in New York, New York are authorized or obligated by Law to close.

“Business Material Adverse Effect” means any effect, event, circumstance, change, development, impairment or condition that, individually or in the aggregate with all other effects, events, circumstances, changes, developments, impairments or conditions, (i) would materially impair the ability of the Sellers to consummate the Transaction or (ii) is or is reasonably likely to be materially adverse to the financial condition, business, results of operations, properties or assets of the Business, taken as a whole, except that, with respect to this clause (ii), events, circumstances, changes, developments, impairments or conditions resulting from (A) events, changes, developments, conditions or circumstances in worldwide, foreign, national, local or industry conditions or circumstances (political, economic, regulatory or otherwise), so long as the foregoing do not disproportionately affect the Business, (B) an outbreak or escalation of war, armed hostilities, acts of terrorism, political instability or other national or international calamity, crisis, emergency or natural disaster, or any governmental or other response to any of the foregoing, in each case, whether occurring within or outside the United States, so long as the foregoing do not disproportionately affect the Business, (C) the announcement in and of itself of this Agreement and the transactions contemplated hereby, (D) any change in Law or interpretations thereof or any change in accounting principles or requirements, in each case, occurring after the date hereof, (E) any action of any Seller taken with the prior written consent of the Buyer or (F) the fact in and of itself (and not the underlying cause(s) thereof) that any Company failed to meet any estimates of revenues or earnings or other financial performance for any period, in each case of clauses (A) through (F), shall not constitute a Business Material Adverse Effect.

“Claims Services” means (i) vehicle collision repair, medical bill auditing and claims management and property and casualty claims estimating or processing services, applications, databases, information services, auto collision and workers’ compensation bill review, workflow and payment solutions for insurers, adjusters, assessors, recyclers, rental car companies, fleet owners, collision parts suppliers and collision repairers involved in the vehicle collision repair, bill audit and claims management and property and casualty claims process, (ii) collision repairer, adjuster, assessor and recycler management systems for collision repairers, adjusters, assessors and recyclers, (iii) vehicle parts locating, valuation and disposition databases and solutions for insurers, adjusters, assessors, collision repairers and recyclers, (iv) salvage and aftermarket parts numbering exchange methodologies and databases for insurers, adjusters, assessors, collision repairers, parts suppliers and recyclers, (v) total loss vehicle valuation solutions for insurers, adjusters, assessors, collision repairers and recyclers and salvage vehicle disposition solutions for insurers, recyclers and salvage auctions involved in the collision claims process and (vi) insurance broker risk management and distribution services that help insurance brokers create, update and manage insurance policies, sick leave activities and virtual meeting place solutions used by insurance carriers in Europe.

“Code” means the Internal Revenue Code of 1986, and the rules and regulations promulgated thereunder.

“Companies” means the Transferred Companies and the Foreign Asset Sellers.

“CSG” means ADP Claims Services Group, Inc., a Delaware corporation and a direct wholly owned subsidiary of ADP Atlantic.

“CSG Shares” means all of the outstanding shares of common stock, par value $1.00, of CSG.

“Czech Audatex” means Audatex Česká Republika, a.s., a joint stock company incorporated under the Laws of the Czech Republic, with its registered seat in Praha 4, Türkova 1001, postal code 149 00, identification number 618 58 684, and an indirect wholly owned subsidiary of Parent.

“Czech Shelfco” means Audatex Systems s.r.o., a limited liability company incorporated under the Laws of the Czech Republic, with its registered seat in Praha 1, Olivova 4/2096, postal code 110 00, identification number 273 84 110, and an indirect wholly owned subsidiary of Parent.

“Exchange Act” means the Securities Exchange Act of 1934, and the rules and regulations promulgated thereunder.

“Exchange Rate” means, as of any date of determination (or if not available, the most recent available date), (i) for any conversion of U.S. dollars into any other currency, the noon (New York, New York local time) buying rate for such other currency for cable transfers quoted in New York, New York as certified for customs purposes by the Federal Reserve Bank of New York and (ii) for any conversion of currency other than U.S. dollars into U.S. dollars or another non-U.S. currency, the spot rate at noon local time in the relevant market at which, in accordance with normal banking procedures, the U.S. dollars or other currency into which conversion is being made could be purchased with the other currency from which conversion is being made from major banks located in New York, New York or, if not available, any other principal market for U.S. dollars or such purchased other currency.

“Excluded Matters” means the matters described in the letter from Parent to the Buyer dated as of the date hereof.

“Foreign Antitrust Laws” means all foreign Laws, Orders, rules and administrative and judicial doctrines that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Foreign Assets” means the Transferred Assets (in each case, as defined in the Asset Transfer Agreements) that are to be transferred by the Foreign Asset Sellers to the Buyer pursuant to the Asset Transfer Agreements.

“Foreign Liabilities” means the Assumed Liabilities (in each case, as defined in the Asset Transfer Agreements) that are to be assumed by the Buyer from the Foreign Asset Sellers pursuant to the Asset Transfer Agreements.

“Foreign Shares” means the capital shares and other ownership interests identified as such on Annex 1.1(b) hereto.

“Foreign Transfer Agreements” means the Asset Transfer Agreements and the Foreign Share Transfer Agreements.

“Foreign Works Council Laws” means all foreign Laws, Orders, rules and administrative and judicial doctrines that are designed or intended to require the provision of information to, the consultation with or the consent or approval of employees to any change of control or extraordinary transaction involving such employees’ employer.

“GAAP” means United States generally accepted accounting principles.

“Hollander” means ADP Hollander, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent.

“Hollander Shares” means all of the outstanding shares of common stock, no par value, of Hollander.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

“IMS” means ADP Integrated Medical Solutions, Inc., a Delaware corporation and a direct wholly owned subsidiary of ADP Atlantic.

“IMS Shares” means all of the outstanding shares of common stock, par value $1.00, of IMS.

“Income Tax Returns” means any and all Tax Returns or portions of Tax Returns relating exclusively to Income Taxes.

“Income Taxes” means any and all Taxes imposed on, or measured by, net income, including any alternative or minimum taxes, estimated taxes, interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto, and including any transferee liability in respect thereof.

“Indebtedness” of any Person means, without duplication:  (i) indebtedness for borrowed money or for the deferred purchase price of property or services in respect of which such Person is liable, contingently or otherwise, as obligor or otherwise (other than trade payables not more than 90 days past due or otherwise being contested in good faith); (ii) any commitment by which such Person assures a creditor against loss, including contingent reimbursement obligations with respect to letters of credit; (iii) indebtedness guaranteed in any manner by such Person, including a guarantee in the form of an agreement to repurchase or reimburse; and (iv) obligations under leases that are classified as capitalized leases in accordance with GAAP in respect of which such Person is liable, contingently or otherwise, as obligor, guarantor or otherwise, or in respect of which obligations such Person assures a creditor against loss, other than, in the case of clauses (i)-(iv), any such indebtedness, commitments or obligations owing from any of the ABZ Entities or Audatex Entities (or their respective Subsidiaries) to any of the ABZ Entities or Audatex Entities (or their respective Subsidiaries).

“Insider” means any (i) Affiliate of any Company or any Subsidiary (other than any Company or any Subsidiary) and (ii) any officer, director, executive employee or partner of any Company or Subsidiary or any Affiliate of any Company or any Subsidiary or any spouse or descendant (whether natural or adopted) of any such individual or any entity in which any of the foregoing individuals owns a 5% or greater direct or indirect beneficial interest.

“Intellectual Property” means all intellectual property in any jurisdiction anywhere in the world, including all:  (i) patents, patent applications and patent disclosures and any and all divisions, continuations, re-examinations, re-issues or similar legal protections related thereto; (ii) copyrights, copyrightable works and data base rights; (iii) trademarks, service marks, trademark and service mark applications, trade names, trade dress, corporate names, logos and slogans (and all translations, adaptations, derivations and combinations of the foregoing), and Internet domain names, together with all goodwill associated with each of the foregoing; (iv) registrations and applications for any of the foregoing; (v) industrial designs, trade secrets, confidential information, know-how and inventions; and (vi) computer software (including source code, executable code, data, databases and documentation); and (vii) all rights to bring an action at law or in equity relating to the foregoing, including the right to receive proceeds and damages therefrom.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge of Parent” means the actual knowledge (without independent investigation) of any of the individuals whose names are set forth on Annex 1.1(c) hereto.

“Knowledge of the Buyer” means the actual knowledge (without independent investigation) of any of the individuals whose names are set forth on Annex 1.1(d) hereto.

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, license, charge, option, right of first refusal, easement, servitude, transfer restriction, encumbrance or any other restriction or limitation whatsoever.

“Net Working Capital” means, without duplication, with respect to each Specified Business Group, (i) the sum of cash and cash equivalents (including any Restricted Cash), accounts receivable (net of allowance for doubtful accounts) and other current assets of such Specified Business Group (excluding all items with respect to Income Taxes of the Companies and Subsidiaries) minus (ii) the sum of (A) accounts payable, accrued expenses, other current liabilities and accrued labor costs of such Specified Business Group (excluding (1) Indebtedness, (2) unfunded or underfunded pension obligations, whether or not such pension obligations are required by GAAP to be included as a current liability for purposes of calculating Net Working Capital, (3) all costs and expenses related to the proposed restructuring of Subsidiaries of the Audatex Entities in Germany as previously disclosed to the Buyer, whether or not any such costs and expenses related to such restructuring are required by GAAP to be included as a current liability for purposes of calculating Net Working Capital, (4) all obligations or liabilities arising under the Employee Transaction Agreements and all other obligations payable in connection with or as a result of the Transaction to current or former employees of the Companies or the Subsidiaries, including bonuses and deferred compensation, included in the definition of “Additional Adjustment Amount,” (5) all obligations or liabilities arising under the ABZ Retention Plans and (6) all items with respect to Income Taxes of the Companies and Subsidiaries), determined as of the open of business on the Closing Date after giving effect to the discharges, terminations and cancellations contemplated by Section 6.12 and before giving effect to the transactions contemplated hereby to occur on the Closing Date in accordance with GAAP, consistently applied during the periods involved, utilizing to the extent consistent with GAAP the same methodology and adjustments as were used in preparing the Company Financial Statements plus (B) the Restructuring Amount plus (C) the Pension Amount plus (D) the Additional Adjustment Amount plus (E) the ABZ Retention Amount; provided, that with respect to any Person in any Specified Business Group that is a Foreign Asset Seller, the determination of Net Working Capital shall only include the items described in clauses (i) and (ii) above to the extent such items are included in the Foreign Assets and Foreign Liabilities to be transferred by such Person; provided, further, that, notwithstanding anything to the contrary contained in this Agreement, for purposes of determining Net Working Capital, (a) the Czech Business Assets shall be deemed to be held by the Audatex Entities, whether or not the Czech Reorganization has occurred prior to the Closing or Czech Shelfco is retained by Parent at the Closing pursuant to

Section 2.7 and (b) with respect to any liabilities owed by any Transferred Company or Subsidiary that is directly or indirectly wholly-owned by a Transferred Company, on the one hand, to any Subsidiary that is not directly or indirectly wholly-owned by a Transferred Company, on the other hand, an amount equal to the percentage ownership interests of the applicable minority shareholders multiplied by the amount of such liability shall be deducted from the Net Working Capital.

“Pension Amount” means an agreed upon amount, relating to the underfunded status of certain of the Companies’ non-U.S. pension plans, equal to $7,000,000.

“Permitted Liens” means (i) except with respect to real property, Liens relating to purchase money security interests entered into in the ordinary course of business, (ii) mechanics’, materialmen’s, workmen’s, repairmen’s, warehousemen’s, carrier’s and other similar Liens (including Liens created by operation of Law), which are incurred in the ordinary course of business and secure amounts that are not past due other than any past due amounts that are being contested in good faith by appropriate proceedings, (iii) Liens for Taxes (and assessments and other governmental charges) not yet due and payable or that are being contested in good faith by appropriate proceedings, (iv) as to real property, encroachments or any conditions that would be disclosed by a physical inspection of the property or a current survey that do not have a material adverse effect on the use of the underlying asset, (v) Liens in respect of pledges or deposits under workers’ compensation Laws, unemployment insurance or other types of social security, (vi) municipal bylaws or zoning, building or planning regulations that are not violated by the current use and occupancy of the Leased Real Property in the operation of the Business, (vii) Liens (other than mortgages, deeds of trust, attachments and other monetary liens) that do not have a material adverse effect on the use of any Owned Real Property, Leased Real Property or Intellectual Property as currently used in the operation of the Business, (viii) restrictions on transfer or assignment imposed by applicable securities Laws and (ix) Liens reflected or reserved against or otherwise disclosed in the audited combined balance sheet of the Business as of June 30, 2005 included in the Company Financial Statements.

“Person” means any individual, corporation, partnership, limited liability company, limited liability partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Restructuring Amount” means an agreed upon amount, relating to the proposed restructuring of Subsidiaries of the Audatex Entities in Germany as previously disclosed to the Buyer, equal to $8,000,000.

“section 75 of the Pensions Act 1995” means section 75 of the Pensions Act 1995 including: (1) section 75A of the Pensions Act 1995; (2) the Occupational Pension Schemes (Employer Debt) Regulations 2005 as amended by the Occupational Pension Schemes (Employer Debt etc.) (Amendment) Regulations 2005; (3) any other regulations made under section 75 or section 75A of the Pensions Act 1995; and (4) any future legislation or provision relating to the same subject matter as appropriate.

“Solvent” means, as to any Person at any date of determination, that (i) the fair saleable value of its assets (measured on a going concern basis) is greater than the amount of its liabilities (including disputed, contingent and unliquidated liabilities) as such value is established and liabilities evaluated for purposes of Section 101(32)(A) of the Federal Bankruptcy Reform Act of 1978 (11 U.S.C. §101, et seq.) and the regulations issued from time to time thereunder, (ii) it is able to realize upon its assets and pay its debts and other liabilities (including disputed, contingent and unliquidated liabilities) as they mature in the normal course of business, (iii) it does not intend to, and does not believe that it will, incur debts or liabilities beyond its ability to pay as such debts and liabilities mature and (iv) it is not engaged in business or a transaction, and is not about to engage in business or a transaction, for which its property would constitute unreasonably small capital. The amount of disputed, contingent and unliquidated liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at the time, represents the amount that can reasonably be expected to become an actual or matured liability.

“Specified Business Group” means each of the ABZ Entities, the ACS Entities and the Audatex Entities.

“Target Net Working Capital” means (i) with respect to the ABZ Entities, €1,600,000 (Euros), (ii) with respect to the ACS Entities, $5,000,000 and (iii) with respect to the Audatex Entities, €17,500,000 (Euros); provided, that such amounts that are in Euros shall be converted into U.S. dollars using the applicable Exchange Rate as of the date that is one Business Day prior to the date of delivery by Parent of the statements of Estimated Closing Date Net Working Capital pursuant to Section 2.4(a).

“Tax Returns” means any and all reports, returns, declarations, claims for refund, elections, disclosures, estimates, information reports or returns or statements required to be supplied to a taxing authority in connection with Taxes, including any schedule or attachment thereto or amendment thereof.

“Taxes” means (i) any and all federal, state, regional, provincial, local, foreign and other taxes, levies, fees, imposts, duties, and similar governmental charges as well as any contributions to any social security or employee social security scheme (including any interest, fines, assessments, penalties or additions to tax imposed in connection therewith or with respect thereto), including (x) taxes imposed on, or measured by, income, franchise, profits or gross receipts, (y) ad valorem, value added, capital gains, sales, goods and services, harmonized sales, consumption, use, real or personal property, capital stock, license, branch, payroll, estimated, withholding, employment, social security (or similar), unemployment, compensation, utility, severance, production, excise, stamp, occupation, premium, windfall profits, transfer and gains taxes, and customs duties and (z) any other taxes denominated in any manner whatsoever, and (ii) any transferee liability in respect of any items described in clause (i) above.

“Transaction Documents” means this Agreement, the Foreign Transfer Agreements, the Transition Services Agreement, the Parent Shared Facilities Agreement and the Buyer Shared Facilities Agreement.

“Transferred Companies” means CSG, IMS, Hollander and the Persons identified as such on Annex 1.1(e) hereto.

“U.K. Company” means Audatex (U.K.) Limited, a limited liability company registered in England & Wales.

“U.K Pension Plan” means the U.K. ADP Pension & Life Assurance Plan dated May 21, 1996.

(b)           The following capitalized terms are defined in the following Sections:

Term	Section
2006 Informex Letter	6.23
ABZ Retention Plans	6.10(c)(ii)(5)
Advanced Parts Locator IP	6.24
ADP Atlantic	Preamble
ADP Canada	Preamble
ADP India	Preamble
ADP International	Preamble
ADP Marks	6.9(a)
ADP Nederland	Preamble
ADSP	2.6(c)
ADSP Allocation	2.6(c)
Affiliate Contract	4.22
Agreement	Preamble
Allocation	2.5
APA	10.13(a)
Asset Transfer Agreements	7.4(a)
Buyer	Preamble
Buyer Consents and Notices	5.2(b)(ii)
Buyer Disclosure Schedule	Article V
Buyer FSA	6.10(b)(v)(2)
Buyer Group	6.6(c)
Buyer Indemnified Parties	9.1(a)
Buyer Permits	5.9
Buyer Shared Facilities Agreement	7.4(e)
Buyer’s Savings Plan	6.10(b)(iii)
Canadian APA Parties	10.13(a)
Closing	2.2
Closing Date	2.2
COBRA	4.17(a)

Term	Section
Commitment Letter	5.5
Company Benefit Plans	4.17(a)
Company Consents and Notices	4.11(b)(ii)
Company Financial Statements	4.5(a)
Company Intellectual Property	4.14(a)
Confidential Information	6.2(b)
Contest	10.8(a)
Contract	3.2(b)(iii)
Conveyance Taxes	10.4
CSG/IMS Share Purchase	Recitals
Czech Business Assets	2.7(a)
Czech Closing	2.7(c)
Czech Closing Date	2.7(c)
Czech Consents and Notices	2.7(a)
Czech Reorganization	2.7(a)
Debt Financing	5.5
Delayed Transfer Assets	6.16
DOJ	6.5(b)
Employee Transaction Agreements	6.10(b)(vi)(3)
Employees	6.10(a)
Environmental Laws	4.10
Equity Fund	5.5
Equity Funding	5.5
Equity Funding Letter	5.5
ERISA	4.17(a)
ERISA Affiliate	4.17(a)
Estimated Closing Date Net Working Capital	2.4(a)
Estimated Excess Net Working Capital Amount	2.4(a)
Estimated Working Capital Adjustment Limitation	2.4(a)
Excess Parent Cash Amount	6.11(b)(iii)
Final Net Working Capital	2.4(b)
Financing	5.5
First Choice Firm	2.4(c)
Foreign Asset Sellers	Preamble
Foreign Companies	2.6(a)
Foreign Purchases	Recitals
Foreign Share Sellers	Preamble
Foreign Share Transfer Agreements	7.4(b)
Former Employees	6.10(a)
Former U.S. Employees	6.10(b)
FTC	6.5(b)
Governmental Bodies	3.2(b)(iv)
Guaranties	4.12(a)(iii)
Hollander Share Purchase	Recitals
Indemnified Person	9.3(a)

Term	Section
Indemnifying Person	9.3(a)
IP Contract	4.14(g)
Laws	3.2(b)(iv)
Leased Real Property	4.13(b)
Leases	4.13(b)
Lenders	5.5
Litigation	4.15
Losses	9.1(a)
Material Contracts	4.12(a)
National Laws	6.10(c)(ii)(1)
Non-Disclosure Agreement	6.2(a)
Non-U.S. Benefits Plans	6.10(c)(i)(2)
Non-U.S. Business	6.10(c)
Non-U.S. Employees	6.10(c)(i)(1)
Non-U.S. Former Employees	6.10(c)(i)(2)
Objection Notice	2.4(c)
Orders	3.2(b)(iv)
Outside Date	11.1(b)
Owned Real Property	4.13(c)
Parent	Preamble
Parent FSA	6.10(b)(v)(2)
Parent Shared Facilities Agreement	7.4(d)
Parent’s Accounting Policies	4.5(b)
Parent’s Pension Plan	6.10(b)(ii)
Parent’s Savings Plan	6.10(b)(iii)
Parent’s Welfare Benefit Plans	6.10(b)(v)(1)
Permits	4.9
Post-Closing Positive Adjustment Amount	2.4(d)
Post-Closing Working Capital Adjustment Limitation	2.4(d)
Pre Closing Tax Returns	10.1(a)
Pre Closing Taxable Period	10.1(a)
Pre Closing Taxes	10.1(b)
Purchase Price	2.1(d)
Reorganization	6.16
Required Consents and Notices	5.2(b)(ii)
Restricted Cash	6.1(c)
Retained Marks	6.9(a)
Second Choice Firm	2.4(c)
Section 338(g) Election	2.6(a)
Section 338(h)(10) Election	2.6(a)
Section 338(h)(10) Forms	2.6(b)
Seller Consents and Notices	3.2(b)(ii)
Seller Disclosure Schedule	Article III
Seller Indemnified Parties	9.2(a)
Sellers	Preamble

Term	Section
Share Sellers	Preamble
Specified Non-U.S. Employees	6.10(c)(ii)(1)
Straddle Period	10.2
Straddle Tax Returns	10.1(b)
Subsidiaries	4.2(a)
Tax Loss	9.1(a)(i)
Tax Package	10.1(d)
Third Party Claim	9.3(a)
Transaction	Recitals
Transition Services Agreement	7.4(c)
U.S. APA Parties	10.13(a)
U.S. Transferred Employees	6.10(b)(i)(1)
U.S. Employees	6.10(b)
Unaudited Financial Statements	4.5(b)
WARN	6.10(b)(vii)
WARN Act	6.10(b)(vii)

ARTICLE II

PURCHASE AND SALE; PURCHASE PRICE

2.1           Purchase and Sale. At the Closing provided for in Section 2.2, upon the terms and subject to the conditions of this Agreement:

(a)           Parent shall sell, transfer, assign, convey and deliver to the Buyer, and the Buyer shall purchase from Parent, all of the Hollander Shares free and clear of all Liens;

(b)           ADP Atlantic shall sell, transfer, assign, convey and deliver to the Buyer, and the Buyer shall purchase from ADP Atlantic, all of the CSG Shares and IMS Shares free and clear of all Liens;

(c)           except as set forth in Section 2.7(a), each Foreign Share Seller shall sell, transfer, assign, convey and deliver to the Buyer, and the Buyer shall purchase from such Foreign Share Seller, all of its respective Foreign Shares free and clear of all Liens pursuant to the terms of the applicable Foreign Share Transfer Agreement; and

(d)           each Foreign Asset Seller shall effect the transfer of its respective Foreign Assets and Foreign Liabilities to the Buyer, and the Buyer shall purchase and assume from such Foreign Asset Seller, all of its respective Foreign Assets free and clear of all Liens (other than Permitted Liens) and Foreign Liabilities pursuant to the terms of the applicable Asset Purchase Agreement;

in each case, for the respective purchase prices set forth on Annex 2.1 hereto (collectively, the “Purchase Price”), subject to adjustment in accordance with Section 2.4 and allocation in accordance with Section 2.5, and to be paid in cash in accordance with Section 2.3.

2.2           Closing; Closing Date. The closing of the Transaction (the “Closing”) shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, at 1285 Avenue of the Americas, New York, New York at 10:00 a.m. local time, on the later of (i) the second Business Day after the conditions to the Closing set forth in Article VII and Article VIII have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or such other place(s), time or date as the parties may mutually agree in writing and (ii) a date to be determined by the Buyer upon two Business Days written notice to Parent, which shall be no later than 90 days after the date hereof. The date upon which the Closing occurs is referred to herein as the “Closing Date” and the Closing shall be deemed to have occurred at 12:01 a.m. local time in New York, New York, on the Closing Date.

2.3           Deliveries at the Closing. At the Closing:

(a)           the Buyer shall deliver, or cause to be delivered, to Parent (or its designee) the Purchase Price in cash by one or more wire transfers (as designated by Parent in writing) of immediately available funds in U.S. dollars to the bank account or accounts designated by Parent in writing;

(b)           Parent shall deliver, or cause to be delivered, to the Buyer, stock certificates representing the Hollander Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank, in proper form for transfer;

(c)           ADP Atlantic shall deliver, or cause to be delivered, to the Buyer, stock certificates representing each of the CSG Shares and the IMS Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank, in proper form for transfer;

(d)           except as set forth in Section 2.7(a), each Foreign Share Seller shall (i) deliver, or cause to be delivered, to the Buyer, stock certificates or the relevant local equivalent or formality representing its respective Foreign Shares, duly endorsed in blank or accompanied by stock powers duly executed in blank, in proper form for transfer or (ii) subject to the cooperation of the Buyer, take such other actions as are necessary to effect the transfer of its respective Foreign Shares to the Buyer;

(e)           each Foreign Asset Seller shall deliver, or cause to be delivered, to the Buyer, its respective Foreign Assets, free and clear of all Liens other than Permitted Liens; and

(f)            Parent shall deliver, or cause to be delivered, to the Buyer, executed assignments of the Intellectual Property set forth on Annex 2.3(f) from Parent or its Affiliates to the Buyer.

2.4           Adjustment to the Purchase Price.

(a)           No later than three Business Days prior to the Closing Date, Parent shall determine and deliver to the Buyer, with respect to each Specified Business Group, a statement, together with reasonable supporting documentation, setting forth the estimated Net Working Capital of such Specified Business Group (the “Estimated Closing Date Net Working Capital”). The Estimated Closing Date Net Working Capital of each Specified Business Group shall be determined in accordance with GAAP, consistently applied during the periods involved, utilizing to the extent consistent with GAAP the same methodology and adjustments as were used in preparing the Company Financial Statements. To the extent any of the items included in the Estimated Closing Date Net Working Capital for any Specified Business Group is set forth in a currency other than U.S. dollars, such item shall be converted into U.S. dollars in determining such Estimated Closing Date Net Working Capital, using an Exchange Rate that is determined by Parent as of a date not more than ten Business Days prior to the Closing Date. If the Buyer does not in good faith agree with any of the foregoing estimates by Parent (based on the historical Net Working Capital levels of the Business as derived from the Company Financial Statements), and Parent and the Buyer are unable, after consultation in good faith, to resolve such dispute prior to the Closing, for purposes of determining the Estimated Closing Date Net Working Capital, such estimates shall be based on the average of Parent’s and the Buyer’s good faith estimates of the amounts in dispute. With respect to each Specified Business Group, if the Estimated Closing Date Net Working Capital for such Specified Business Group exceeds the Target Net Working Capital for such Specified Business Group (any such excess for such Specified Business Group, an “Estimated Excess Net Working Capital Amount”), then the Purchase Price payable at the Closing shall be increased by the amount of such Estimated Excess Net Working Capital Amount; provided, that if the aggregate of all of the Estimated Excess Net Working Capital Amounts for all of the Specified Business Groups is greater than $10,000,000, then the Buyer’s obligation to pay the Estimated Excess Net Working Capital Amounts for all of the Specified Business Groups at the Closing shall be limited to $10,000,000 in the aggregate for all Specified Business Groups (with such limitation being applied to reduce each Estimated Excess Net Working Capital Amount for each Specified Business Group on a pro rata basis in accordance with the relative amount of cash and cash equivalents included in each such Estimated Excess Net Working Capital Amount) (the foregoing limitation, the “Estimated Working Capital Adjustment Limitation”); provided, further, that, notwithstanding the foregoing limitation, the Buyer shall continue to be obligated to satisfy its obligations pursuant to Section 6.11(b). With respect to each Specified Business Group, if the Target Net Working Capital of such Specified Business Group exceeds the Estimated Closing Date Net Working Capital of such Specified Business Group, then the Purchase Price payable at the Closing shall be reduced by the amount of such excess.

(b)           As promptly as practicable and in any event within 60 days following the Closing Date, the Buyer shall prepare and deliver to Parent, with respect to each Specified Business Group, a statement, in the same form as the statements delivered by Parent to the Buyer pursuant to Section 2.4(a), setting forth the actual final Net Working Capital of each Specified Business Group (the “Final Net Working Capital”); provided, that the applicable Exchange Rate for any item included in Final Net Working Capital for any Specified Business Group that is set forth in a currency other than U.S. dollars shall be determined as of the Closing Date. The Final Net Working Capital of each Specified Business Group shall be determined in accordance with GAAP, consistently applied during the periods involved, utilizing to the extent consistent with GAAP the same methodology and adjustments as were used in preparing the Company Financial Statements.

(c)           Parent shall notify the Buyer within 45 days after receipt of notification of the Final Net Working Capital of each Specified Business Group of any objections thereto, setting forth in such notice a statement, together with reasonable supporting documentation, describing in reasonable detail such objections (an “Objection Notice”). If Parent does not deliver an Objection Notice within such 45 day period, then the Final Net Working Capital of each Specified Business Group shall be deemed final and conclusive and binding upon all of the parties hereto for the purposes of determining the U.S. dollar amounts therein. Each of the parties hereto shall each use its commercially reasonable efforts to resolve any such objection and to agree upon the definitive Final Net Working Capital of each Specified Business Group. If within 15 days after the Buyer’s receipt of an Objection Notice, the parties hereto have not resolved such objections and agreed upon the definitive Final Net Working Capital of each Specified Business Group, they shall submit such dispute to Houlihan Lokey to resolve any remaining objections (the “First Choice Firm”). If the First Choice Firm is unwilling to or otherwise cannot be engaged to resolve such dispute within 10 days after the expiration of such 15 day period, Parent and the Buyer will select by lot a nationally recognized valuation or consulting firm upon the expiration of such 10 day period (after excluding each party’s and its respective Affiliates’ regular accounting firms) (such firm, the “Second Choice Firm”). Parent and the Buyer shall cause the First Choice Firm or the Second Choice Firm, as the case may be, within 30 days after submission, to resolve such disagreement and to prepare the definitive Final Net Working Capital of each Specified Business Group in accordance with GAAP, consistently applied during the periods involved, utilizing to the extent consistent with GAAP the same methodology and adjustments as were used in preparing the Company Financial Statements, which resolution and definitive Final Net Working Capital of each Specified Business Group will be conclusive and binding upon the parties hereto. The scope of the disputes to be resolved by the First Choice Firm or the Second Choice Firm, as the case may be, shall be limited to whether the items in dispute that were properly included in the Objection Notice were determined in accordance with this Agreement. The resolution by the First Choice Firm or the Second Choice Firm, as the case may be, of the matters properly included in the Objection Notice shall be based solely on presentations and written submissions by Parent and the Buyer and their respective representatives and not by independent review. The First Choice Firm or the Second Choice Firm, as the case may be, shall (i) address only those items in dispute and (ii) not assign a value greater than the greatest value for such item claimed by Parent or the Buyer, or smaller than the smallest value for such item claimed by Parent or the Buyer. The determination of the First Choice Firm or the Second Choice Firm, as the case may be, will be based upon the definition of Net Working Capital set forth in this Agreement. If the parties hereto submit any unresolved objections to the First Choice Firm or the Second Choice Firm for resolution as provided in this Section 2.4(c), the fees and expenses of such First Choice Firm or Second Choice Firm, as the case may be, shall be borne equally by Parent and the Buyer.

(d)           Upon the final determination of the Final Net Working Capital of each Specified Business Group in accordance with Section 2.4(c), if (i) the Final Net Working Capital of such Specified Business Group is less than the Estimated Closing Date Net Working Capital of such Specified Business Group, then Parent shall pay to the Buyer an amount equal to the amount by which the Final Net Working Capital of such Specified Business Group is less than the Estimated Closing Date Net Working Capital of such Specified Business Group, and the Purchase Price shall be so reduced; provided, that, Parent’s obligation to pay such amount shall be reduced by the amount, if any, by which the Estimated Excess Net Working Capital Amount for such Specified Business Group, if any, actually paid by the Buyer at the Closing was reduced by the Estimated Working Capital Adjustment Limitation, or (ii) the Final Net Working Capital of such Specified Business Group is greater than the Estimated Closing Date Net Working Capital of such Specified Business Group, then the Buyer shall pay to Parent an amount  (any such excess for such Specified Business Group, a “Post-Closing Positive Adjustment Amount”) equal to the amount by which the Final Net Working Capital of such Specified Business Group is greater than the Estimated Closing Date Net Working Capital of such Specified Business Group, and the Purchase Price shall be so increased; provided, that, if (A) the aggregate of all of the Estimated Excess Net Working Capital Amounts for all of the Specified Business Groups plus (B) the aggregate of all of the Post-Closing Positive Adjustment Amounts for all of the Specified Business Groups, is greater than an amount equal to $10,000,000, then the Buyer’s obligation to pay the Post-Closing Positive Adjustment Amount for all of the Specified Business Groups shall be limited to an aggregate amount equal to the excess of (i) $10,000,000 over (ii) the aggregate amount of all of the Estimated Excess Net Working Capital Amounts for all of the Specified Business Groups actually paid by the Buyer at the Closing pursuant to Section 2.4(a) (with such limitation being applied to reduce each Post-Closing Positive Adjustment Amount for each Specified Business Group on a pro rata basis in accordance with the relative amount of cash and cash equivalents included in each such Post-Closing Positive Adjustment Amount) (the foregoing limitation, the “Post-Closing Working Capital Adjustment Limitation”); provided, further, that, notwithstanding the foregoing limitation, the Buyer shall continue to be obligated to satisfy its obligations pursuant to Section 6.11(b).

(e)           Any payment required to be made pursuant to Section 2.4(d) shall be made by the Buyer, on the one hand, or by Parent, on the other hand, as applicable, in cash by wire transfer of immediately available funds in U.S. dollars to the bank account or accounts designated by the other in writing, within five Business Days after the final determination of the Final Net Working Capital pursuant to

Section 2.4(c). If, pursuant to Section 2.4(c) above, there is a dispute as to the final determination of the Final Net Working Capital, the Buyer and Parent shall promptly pay to the other, as appropriate, such amounts as are not then in dispute, pending final determination of such dispute pursuant to Section 2.4(c).

2.5           Allocation of the Purchase Price. No later than 90 days following the Closing Date, Parent shall determine and prepare an allocation for each of (a) the Hollander Shares, (b) the CSG Shares and the IMS Shares, (c) the Foreign Shares and (d) the Foreign Assets (and the Foreign Liabilities to the extent such Foreign Liabilities constitute part of the consideration in respect of the Purchase Price for Tax purposes), of the applicable portions of the Purchase Price set forth on Annex 2.1 hereto (the “Allocation”) payable to (i) Parent, (ii) ADP Atlantic, (iii) each of the Foreign Share Sellers and (iv) each of the Foreign Asset Sellers, respectively; provided, that Parent shall amend the Allocation to reflect any adjustments to the Purchase Price made in accordance with Section 2.4(d) no later than 90 days following the final determination thereof. Parent shall forward the Allocation (and any amendment thereto) to the Buyer for the Buyer’s consent. In the case of the allocation of the portion of the Purchase Price paid to ADP Nederland for the shares of Audatex Holding GmbH, as set forth in Annex 2.1 hereto, among the shares of the Foreign Companies held directly and indirectly by Audatex Holding GmbH, the allocation to each such Foreign Company shall not be outside the ranges set forth in Section 2.5 of the Seller Disclosure Schedule without the Buyer’s consent. So long as the allocation proposed by Parent with respect to such Foreign Companies is within such range, the Buyer may not withhold its consent to such allocation. If the Buyer does not consent to any aspect of the Allocation, to the extent it has the right to do so hereunder, the parties shall resolve such dispute in accordance with the procedures set forth in Section 2.4(c). The Buyer and the Sellers agree to use the Allocation (including any allocation of adjustments to the Purchase Price) in preparing and filing all required forms under Section 1060 of the Code and all other Tax Returns. The Buyer and the Sellers further agree that they shall not take any position inconsistent with the Allocation (including any allocation of adjustments to the Purchase Price) upon any examination of any such Tax Return, in any refund claim or in any tax Litigation. The Buyer and Parent shall notify the other within ten Business Days if it receives written notice that any Tax authority proposes any allocation different the Allocation (including the allocation of adjustments to the Purchase Price).

2.6           Section 338 Elections and Canadian Tax Elections and Certificates.

(a)           Upon the request of the Buyer, Parent shall join with the Buyer in making an election under Section 338(h)(10) of the Code and any corresponding or similar elections under state or local Tax law (each, a “Section 338(h)(10) Election”) with respect to the purchase and sale of each of the Hollander Shares and the CSG Shares hereunder (but not with respect to the IMS Shares). Any such request shall be made by the Buyer in writing no later than 60 days after the Closing Date. The Buyer shall make an election under Section 338(g) of the Code (each, a “Section 338(g) Election”) with respect to any of the Transferred Companies or Subsidiaries that is organized outside the United States (the “Foreign Companies”).

(b)           As soon as practicable after the date hereof, the Buyer shall prepare IRS Form 8023 and any similar or successor forms required by applicable state and local Laws (collectively, the “Section 338(h)(10) Forms”). Parent shall cooperate with the Buyer in the preparation of the Section 338(h)(10) Forms and shall deliver such duly completed, executed copies of such Section 338(h)(10) Forms as are reasonably requested to complete any Section 338(h)(10) Election at least 30 days prior to the date that such documents or forms are required to be filed. The Buyer shall bear all responsibility for filing the executed Section 338(h)(10) Forms with the appropriate authorities.

(c)           Parent shall prepare the allocation of the “aggregate deemed sales price” (the “ADSP”) with respect to the assets of each of Hollander and CSG and their respective Subsidiaries and for each of the Foreign Companies for which a Section 338(g) Election is to be made in accordance with Section 338 of the Code and the applicable Treasury Regulations promulgated thereunder or comparable provisions for state, local and foreign Law (each, an “ADSP Allocation”). Parent shall forward the ADSP Allocation (and any amendment thereto) to the Buyer for the Buyer’s consent. In the case of the ADSP Allocation among the assets of Hollander and CSG and their respective Subsidiaries, the allocation shall not be outside the ranges set forth in Section 2.6 of the Seller Disclosure Schedule without the Buyer’s consent. So long as the allocation proposed by Parent with respect to such assets is within such range, the Buyer may not withhold its consent to such allocation. If the Buyer does not consent to any aspect of the ADSP Allocation, to the extent it has the right to do so hereunder, the parties shall resolve such dispute in accordance with the procedures set forth in Section 2.4(c). The Buyer and Parent shall file, and shall cause their respective Affiliates to file, all Tax Returns in a manner consistent with any Section 338(h)(10) Election or Section 338(g) Election and ADSP Allocation and shall take no position contrary thereto unless required to do so by applicable Tax laws or by a “final determination” (as defined in Section 10.8(b) hereto).

(d)           ADP Canada and the Buyer shall elect jointly in prescribed form under section 22 of the Income Tax Act (Canada) and any corresponding provisions of provincial or territorial tax law with respect to the sale of the accounts receivable transferred by ADP Canada to the Buyer, and shall designate in such election an amount equal to the portion of the Purchase Price allocated to such accounts receivable. ADP Canada and the Buyer or its assignee shall each file such election with their respective Canadian Federal income tax returns, or provincial tax returns, as the case may be, for their respective taxation years that include the Closing.

(e)           ADP Canada and the Buyer shall elect jointly in prescribed form under subsection 20(24) of the Income Tax Act (Canada) and corresponding provisions of any applicable provincial or territorial tax law with respect to any applicable undertakings which are being assumed by the Buyer as contemplated in such provision. ADP Canada and the Buyer acknowledge that ADP Canada shall be regarded as having made a payment for purposes of subsection 20(24) in respect to such assumption by transferring a portion of the Foreign Assets located in Canada to the Buyer.

(f)            If applicable, at the Closing ADP Canada and the Buyer or its permitted assignee that purchases the Foreign Assets located in Canada shall execute jointly an election under Section 167 of the Excise Tax Act (Canada) and its equivalent in Quebec pursuant to section 75 of the Act respecting the Quebec sales tax to have the sale of the Foreign Assets located in Canada take place on a goods and services tax-free basis under Part IX of the Excise Tax Act (Canada) and on a Quebec sales tax-free basis pursuant to the Act respecting the Quebec sales tax. The Buyer or its permitted assignee that purchases the Foreign Assets located in Canada shall file the elections in the manner and within the time prescribed by the relevant legislation. The Buyer shall indemnify ADP Canada for any resulting costs, including any penalties or interest, of ADP Canada in the event such election is entered into but is not available for whatever reason.

2.7           Delayed Czech Reorganization.

(a)           If and to the extent that Parent in good faith determines that the transfer of the assets and liabilities primarily related to the Business from Czech Audatex to Czech Shelfco (the “Czech Business Assets”) intended to be consummated in the form of a partial “sale of enterprise” (for purposes of the Laws of the Czech Republic) of Czech Audatex as a part of the Reorganization (the “Czech Reorganization”) could result in a violation of applicable Law or otherwise adversely affect the rights of the Buyer to own and operate indirectly the Czech Business Assets from and after the Closing Date as a result of the failure to obtain any consents, approvals, authorizations or actions of, or make any filings with or give any notices to, any Governmental Body in connection with the Czech Reorganization, in each case as set forth in Section 2.7(a) of the Seller Disclosure Schedule (collectively, the “Czech Consents and Notices”), then, notwithstanding anything to the contrary set forth herein, (i) the consummation of the Czech Reorganization shall not be deemed to be a condition to the Buyer’s obligation to enter into and complete the Closing, (ii) the Czech Reorganization shall be automatically deemed deferred and shall be null and void until such time as all legal impediments have been removed and/or all Czech Consents and Notices have been made or obtained, (iii) the Foreign Shares of Czech Shelfco shall not be included in the Foreign Shares for purposes of Sections 2.1(c) and 2.3(d), (iv) the execution of the Foreign Share Transfer Agreement relating to the Foreign Shares of Czech Shelfco and the occurrence of the transactions contemplated thereby shall not be deemed to be conditions to the obligations of the parties hereto to enter into and complete the Closing and (v) there shall be no adjustment to the Purchase Price at the Closing with respect to such deferral of the Czech Reorganization.

(b)           If the Czech Reorganization has not occurred on or prior to the Closing as set forth in Section 2.7(a), then Parent or its Affiliate shall thereafter, to the extent permitted by applicable Law, directly or indirectly, hold the Czech Business Assets subject to the provisions of this Section 2.7(b). Subject to the provisions of this Section 2.7(b), if the Czech Reorganization has not occurred on or prior to the Closing,

(i) Parent or its Affiliate shall be entitled to, and shall be responsible for, the management of any Czech Business Assets not transferred to Czech Shelfco as set forth in Section 2.7(a), (ii) Section 6.6(c) hereto shall continue to apply mutatis mutandis to the Czech Business Assets and Czech Shelfco until the Czech Closing Date and the Buyer shall otherwise be entitled to be kept informed and consulted with respect to the management of any such Czech Business Assets and Czech Shelfco, (iii) Section 6.1 hereto shall continue to apply mutatis mutandis to the Czech Business Assets and Czech Shelfco until the Czech Closing Date, provided that for this purpose the term “Material Contract” shall mean any Contract that is material to the Czech Business Assets and/or Czech Shelfco and the $1,000,000 threshold set forth in Section 6.1(b)(xi) shall be deemed to be $200,000, (iv) subject to the provisions of Section 2.7(c), none of Parent or any of its Affiliates will enter into a Contract with Czech Shelfco that would be included within the Czech Business Assets without the prior written consent of the Buyer, (v) all royalty and other Contracts with any Transferred Company or any Subsidiary that are included within the Czech Business Assets or to which Czech Shelfco is or will become a party on the Closing Date may not be amended, modified or terminated without the prior written consent of the Buyer and Parent shall cause any royalties payable under such Contracts to continue to be paid, and (vi) the Sellers and the Buyer agree to cooperate and coordinate with respect to the foregoing clauses (i) through (v). In connection with the Czech Closing, Parent shall comply with the provisions of Section 6.12 with respect to Czech Shelfco as if the references to the “Closing Date” in such Section were instead references to the “Czech Closing Date.”  During the period from the Closing until the earlier of the Czech Closing Date and December 31, 2006, (i) Parent or its Affiliate shall be entitled to retain an amount equal to all revenue generated by the Czech Business Assets and shall pay or cause to be paid all expenses of the Czech Business Assets and (ii) for each month (or portion thereof) beginning with the last day of the first full calendar month following the Closing, Parent shall pay or cause to be paid to the Buyer or its designee an amount equal to $100,000 in cash by wire transfer to an account designated in writing by the Buyer.

(c)           Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to obtain all Czech Consents and Notices and to cause the Czech Closing to occur, in each case, as promptly as practicable after the date hereof, and the Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts to cooperate with Parent and its Affiliates in obtaining such Czech Consents and Notices. If and when the Czech Consents and Notices are obtained, and any applicable legal impediments are removed, and in any event no later than December 31, 2006, the consummation of the Czech Reorganization and the transfer of the Foreign Shares of Czech Shelfco to the Buyer shall be effected in accordance with the terms of this Agreement and a Foreign Share Transfer Agreement to be entered into and consummated (such consummation, the “Czech Closing”) no later than ten Business Days thereafter (the date of such consummation, the “Czech Closing Date”).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SHARE SELLERS

Except as set forth in the corresponding section of the Disclosure Schedule, which is being delivered by Parent to the Buyer concurrently herewith (the “Seller Disclosure Schedule”), the Share Sellers represent and warrant to the Buyer as follows:

3.1           Organization and Authority.

(a)           Each of Parent and ADP Atlantic is a corporation duly incorporated, validly existing and in good standing under the Laws of its state of incorporation, and has all requisite corporate power and authority and has taken all corporate action required to execute and deliver each Transaction Document to which it is a party and to perform its obligations hereunder and thereunder.

(b)           Each Foreign Share Seller is duly formed, validly existing and (to the extent the concept of good standing exists in the applicable jurisdiction) in good standing under the Laws of its jurisdiction of formation, and has all requisite power and authority and has taken all action required to execute and deliver each Transaction Document to which it is a party and to perform its obligations thereunder.

3.2           Enforceability and Non-Contravention.

(a)           This Agreement constitutes, and each other Transaction Document to which each Share Seller is a party will, when executed and delivered on the Closing Date, constitute, the legal, valid and binding obligation of such Share Seller enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws, Laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

(b)           The execution and delivery by each Share Seller of each Transaction Document to which it is a party, and the performance by such Share Seller of each such Transaction Document in accordance with its terms, will not:

(i)            violate the certificate of incorporation, bylaws or organizational documents of such Share Seller;

(ii)           require such Share Seller to obtain any consents, approvals, authorizations or actions of, or make any filings with or give any notices to, any Governmental Bodies or any other Person, except for the notification requirements of the HSR Act and any applicable Foreign Antitrust Laws, or as set forth in Section 3.2(b)(ii) of the Seller Disclosure Schedule (collectively, the “Seller Consents and Notices”);

(iii)          if the Seller Consents and Notices are obtained or made, violate or result in the breach of any of the terms and conditions of, cause the modification or termination of or give any other contracting party the right to modify or terminate, accelerate or give rise to any obligations under or constitute (or with notice or lapse of time, or both, constitute) a default under, any contract, agreement, lease or license (each, a “Contract”) to which such Share Seller is a party or by or to which such Share Seller or the Hollander Shares, CSG Shares, IMS Shares or Foreign Shares held by such Share Seller is or may be bound or subject, or result in the creation of any Lien on the Hollander Shares, CSG Shares, IMS Shares or Foreign Shares held by such Share Seller; or

(iv)          if the Seller Consents and Notices are obtained and made, violate or result in the breach of any applicable orders, judgments, injunctions, awards, decrees or writs (collectively, “Orders”), or any applicable laws (including common law), statutes, rules, regulations or other requirements (collectively, “Laws”), of any federal, state, regional, provincial, local or foreign courts, administrative agencies or commissions or other governmental bodies or authorities (collectively, “Governmental Bodies”);

except, in the case of clause (ii) above, for any consent, approval, authorization, action, filing or notice the failure to so obtain or make would not have a Business Material Adverse Effect and except, in the case of clauses (iii) and (iv) above, for any violation, breach, modification, termination, right to modify or terminate, acceleration, obligation, default or creation of any Lien that would not have a Business Material Adverse Effect.

3.3           Title to Shares.

(a)           Parent owns beneficially and of record, free and clear of any Liens, and has full power and authority to convey to the Buyer, the Hollander Shares, free and clear of any Liens.

(b)           ADP Atlantic owns beneficially and of record, free and clear of any Liens, and has full power and authority to convey to the Buyer, each of the CSG Shares and the IMS Shares, free and clear of any Liens.

(c)           Each Foreign Share Seller owns beneficially and of record, free and clear of any Liens, and has full power and authority to convey to the Buyer, its respective Foreign Shares, free and clear of any Liens.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF THE SELLERS REGARDING THE BUSINESS

Except as set forth in the corresponding section of the Seller Disclosure Schedule, the Sellers represent and warrant to the Buyer as follows:

4.1           Organization and Authority.

(a)           Each Company is duly formed, validly existing and (to the extent the concept of good standing exists in the applicable jurisdiction) in good standing under the Laws of its jurisdiction of formation, and has taken all action required to execute and deliver each Transaction Document to which it is a party and to perform its obligations hereunder and thereunder. Each Company has all requisite power and authority to own, lease and operate its properties and to carry on its Business as now being conducted, except where the failure to have such power and authority would not have a Business Material Adverse Effect.

(b)           The certificate of incorporation, bylaws or other organizational documents of each Company, copies of which have previously been made available to the Buyer, are true and correct copies of such documents as in effect on the date hereof. No Company is in default under or in violation of any provision of its certificate of incorporation, bylaws or other organizational documents.

4.2           Subsidiaries.

(a)           Section 4.2(a) of the Seller Disclosure Schedule sets forth the name and jurisdiction of organization of each Person in which each Transferred Company directly or indirectly owns or has the power to vote shares of any capital stock or other ownership interests representing a majority in economic interest or having voting power to elect a majority of the directors of such Person or other individuals performing similar functions for such Person, as the case may be (collectively, the “Subsidiaries”). Except for the Subsidiaries, the Transferred Companies do not own, directly or indirectly, any interest or right to acquire any interest in any other Person.

(b)           Each Subsidiary is duly formed, validly existing and (to the extent the concept of good standing exists in the applicable jurisdiction) in good standing under the Laws of its jurisdiction of formation, and has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power and authority would not have a Business Material Adverse Effect. The certificate of incorporation, bylaws and similar organizational documents of each Subsidiary, copies of which have previously been made available to the Buyer, are true and correct copies of such documents as in effect on the date hereof. No Subsidiary is in default under or in violation of any provision of its certificate of incorporation, bylaws or other organizational documents. The minute books, equity interest record books, and the other records of the Transferred Companies and each Subsidiary have been furnished to the Buyer, and are complete and correct in all material respects.

4.3           Qualification. Each of the Companies and Subsidiaries is duly qualified or licensed to do business in all jurisdictions where such Company or such Subsidiary, as applicable, currently conducts business that requires such qualification or licensing, except where the failure to be so qualified or licensed would not have a Business Material Adverse Effect.

4.4           Capitalization.

(a)           The authorized and issued shares of capital stock or other ownership interests of each Transferred Company are as set forth in Section 4.4(a) of the Seller Disclosure Schedule. All of the outstanding shares of capital stock of each Transferred Company are duly authorized and validly issued and fully paid, and are not subject to, nor were they issued in violation of, any preemptive rights or rights of first refusal and all of the outstanding shares of capital stock of CSG, IMS and Hollander are nonassessable. No other class of capital stock or other ownership interests of any Transferred Company is authorized or outstanding. None of the Transferred Companies has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any of its equity securities or any securities representing the right to purchase or otherwise receive any of its equity securities. There are no outstanding or authorized equity appreciation, phantom equity or similar rights with respect to any Transferred Company. There are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the equity securities of any Transferred Company.

(b)           The authorized and issued shares of capital stock or other ownership interests of each Subsidiary, the name(s) of the Transferred Companies or Subsidiaries holding shares or other ownership interests and the amount, type and percentage of shares or other ownership interests held by such Transferred Companies or Subsidiaries are as set forth in Section 4.4(b) of the Seller Disclosure Schedule. All of the outstanding shares of capital stock of each Subsidiary are duly authorized and validly issued, fully paid, and are not subject to, nor were they issued in violation of, any preemptive rights or rights of first refusal and are held of record and owned beneficially by the Persons and in the amounts set forth in Section 4.4(b) of the Seller Disclosure Schedule, and all of the outstanding shares of capital stock of each Subsidiary incorporated in the United States are nonassessable. All shares of capital stock or other ownership interests of each Subsidiary that are owned by any Transferred Company or another Subsidiary are owned by such Transferred Company or such other Subsidiary free and clear of any Liens. None of the Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any of its equity securities or any securities representing the right to purchase or otherwise receive any of its equity securities. There are no outstanding or authorized equity appreciation, phantom equity, or similar rights with respect to any Subsidiary. There are no voting trusts, proxies or any other agreements or understandings with respect to the voting of the equity securities of any Subsidiary.

4.5           Financial Statements; Internal Controls.

(a)           Attached to Section 4.5(a) of the Seller Disclosure Schedule are the audited combined balance sheets of the Business (without giving effect to the Reorganization) as of June 30, 2004 and June 30, 2005 and audited statements of combined earnings, group equity and cash flows, for the fiscal years ended June 30, 2003, June 30, 2004 and June 30, 2005 (in each case, without giving effect to the Reorganization), together with all related notes and schedules thereto, accompanied by the audit report of Deloitte & Touche LLP (collectively, the “Company Financial Statements”). The Company Financial Statements fairly present in all material respects the combined financial position of the Business (without giving effect to the Reorganization) as of the respective dates thereof, and the combined results of the operations of the Business (without giving effect to the Reorganization) for the respective fiscal periods covered thereby, in each case in accordance with GAAP consistently applied during the periods involved, except as indicated in any notes thereto.

(b)           Attached to Section 4.5(b) of the Seller Disclosure Schedule is the unaudited combined balance sheet of the Business (without giving effect to the Reorganization) as of December 31, 2005 and unaudited statements of combined earnings, group equity and cash flows, for the quarterly period ended December 31, 2005 (without giving effect to the Reorganization) (collectively, the “Unaudited Financial Statements”). The Unaudited Financial Statements fairly present in all material respects the combined financial position of the Business (without giving effect to the Reorganization) as of the date thereof, and the combined results of the operations of the Business (without giving effect to the Reorganization) for the fiscal period covered thereby, and have been prepared in accordance with GAAP, consistently applied during the periods involved, in a manner consistent with Parent’s accounting policies and procedures described in Parent’s Annual Report on Form 10-K, filed August 31, 2005, by Parent with the Securities and Exchange Commission and its Quarterly Report on Form 10-Q, filed November 7, 2005, by Parent with the Securities and Exchange Commission (“Parent’s Accounting Policies”).

(c)           To the Knowledge of Parent, no significant deficiencies or material weaknesses exist in the design or operation of (i) disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Companies, including the Subsidiaries, is made known to the management of the Companies by others within those entities, or (ii) internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act), that would materially adversely affect the Companies’ ability to record, process, summarize and report financial data.

(d)           As of the date hereof, none of the Companies or Subsidiaries has any outstanding Indebtedness, other than Indebtedness that will be discharged, terminated or cancelled pursuant to Section 6.12.

(e)           The Companies and Subsidiaries have not made, and as of the Closing Date will not have made, any dividends or distributions that reduce the distributable reserves (or equivalent items under local applicable Law) of any Company or Subsidiary to a negative amount or in violation of applicable Law.

4.6           No Material Adverse Change. Since June 30, 2005 there has not been any Business Material Adverse Effect.

4.7           Tax Matters.

(a)           All material federal, state, regional, provincial, local and foreign Tax Returns required to be filed by or with respect to any of the Companies or Subsidiaries have been timely filed and are complete and correct in all material respects. Since July 1, 2002, no claim has been made in writing by a taxing authority in a jurisdiction where any Company or any Subsidiary does not file material Tax Returns that it is or may be subject to taxation by that jurisdiction.

(b)           Each Company and each Subsidiary has timely paid all material Taxes it is required to pay and has withheld with respect to its employees and other third parties such amounts as are required to be withheld (and timely paid over any withheld amounts to the appropriate taxing authority). There is no material claim, audit, action, suit, proceeding or investigation now pending or threatened in writing against or with respect to any of the Companies or Subsidiaries in respect of any Tax.

(c)           None of the Companies or Subsidiaries that is organized in the United States or any political subdivision thereof or therein, and, to the Knowledge of Parent, none of the other Companies or Subsidiaries, is delinquent in the payment of any material Tax or has requested any extension of time within which to file any material Tax Return and has not yet filed such Return, nor has any Company or Subsidiary that is organized in the United States or any potential subdivision thereof or therein, or, to the Knowledge of Parent any other Company or Subsidiary, (or any member of any affiliated, consolidated, combined or unitary group of which such entity is a member) granted any extension or waiver of the statute of limitations period applicable to any material Return, which period (after giving effect to such extension or waiver) has not yet expired.

(d)           No Company or Subsidiary is or has been, to the Knowledge of Parent, (i) a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4 or any substantially similar transaction thereto, (ii) a distributing or controlled corporation in a transaction purported to be subject to Section 355 of the Code or (iii) subject to the dual consolidated loss provisions of Section 1503(d) of the Code.

(e)           Section 4.7(e) of the Seller Disclosure Schedule contains a list of all closing agreements and other analogous agreements entered into by any Company or Subsidiary that is organized in the United States or any political subdivision thereof or therein, and, to the Knowledge of Parent, any other Company or Subsidiary (or any Affiliate thereof if such agreement would affect any Company or Subsidiary), with a taxing authority since the later of (i) July 1, 2002 and (ii) the date on which any such Company, Subsidiary or Affiliate was acquired by Parent or its Affiliate.

(f)            Section 4.7(f) of the Seller Disclosure Schedule contains a list of (i) all affiliated, consolidated, combined or unitary groups of which any of the Companies or Subsidiaries that is organized in the United States or any political subdivision thereof or therein has been a member other than as common parent since the later of (A) July 1, 2002 and (B) the date on which any such Company, Subsidiary or Affiliate was acquired by Parent or its Affiliate and (ii) such groups of which any other Company or Subsidiary has been a member other than as common parent since the later of (A) July 1, 2002 and (B) the date on which any such Company, Subsidiary or Affiliate was acquired by Parent or its Affiliate, to the Knowledge of Parent.

(g)           ADP Canada is registered for goods and services tax purposes under Part IX of the Excise Tax Act (Canada) and its GST registration number is 100057413RT0003. ADP Canada is registered for Quebec sales tax purposes pursuant to the Act respecting the Quebec sales tax and its QST registration number is 1002571460TQ0004.

(h)           ADP Canada is not a non-resident of Canada for purposes of section 116 of the Income Tax Act (Canada).

4.8           Compliance with Laws. Since July 1, 2002, the Business has been in compliance with all applicable Orders and Laws, except as would not have a Business Material Adverse Effect. This Section 4.8 does not relate to matters with respect to Taxes, which are the subject of Section 4.7, environmental matters, which are the subject of Section 4.10 or matters with respect to employees, employee benefits and labor matters, which are the subject of Sections 4.17 and 4.18.

4.9           Permits. The Business has all licenses, franchises, permits and authorizations of any Governmental Bodies as are necessary for the lawful conduct of the Business (collectively, “Permits”), except where the failure to have such Permits would not have a Business Material Adverse Effect. All Permits are in full force and effect, except as would not have a Business Material Adverse Effect, and neither any Company nor any Subsidiary has received written notice from any Governmental Body asserting that such Company or Subsidiary is not in material compliance with any material Permit or threatening in writing to suspend, revoke, revise, limit or terminate any Permit held by such Company or Subsidiary.

4.10         Environmental Compliance. The Business is and, since July 1, 2002 has been, in compliance with all applicable Laws, codes or ordinances relating to pollution, protection of the environment or the exposure of persons to hazardous or toxic substances, wastes, pollutants or contaminants, petroleum or radiation (collectively, “Environmental Laws”), except as would not have a Business Material Adverse Effect. None of the Companies or Subsidiaries has received any written notice of any material violation or alleged material violation, or any material liability under, any Environmental

Law in connection with or affecting the Business since July 1, 2002 that have not been fully resolved. There are no material Orders outstanding, or any Litigation pending or, to the Knowledge of Parent, threatened, relating to compliance with, or liability under, any Environmental Law in connection with or affecting the Business. None of the Companies or the Subsidiaries has assumed, contractually or by operation of law, any material liabilities under any Environmental Laws. To the Knowledge of Parent (i) none of the Companies or Subsidiaries has manufactured, treated, stored, disposed of, transported, handled or released, or caused or permitted persons to be exposed to, any hazardous or toxic substances, wastes, pollutants or contaminants, petroleum or radiation in a manner that has given rise to material liabilities for fines, penalties or injury or damages to persons, property, natural resources or the environment under Environmental Laws; and (ii) there are no hazardous or toxic substances, wastes, petroleum, pollutants or contaminants present at any facility or property currently or formerly owned, leased or operated by any of the Companies or Subsidiaries that have given rise to material liabilities of the Companies or Subsidiaries for fines, penalties or injury or damages to persons, property, natural resources or the environment under Environmental Laws.

4.11         Enforceability and Non-Contravention.

(a)           Each Transaction Document to which each Foreign Asset Seller is a party will, when executed and delivered on the Closing Date, constitute, the legal, valid and binding obligation of such Foreign Asset Seller, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws, Laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

(b)           The execution and delivery by each Seller of each Transaction Document to which it is a party, the consummation of the transactions contemplated hereby, and the performance by such Seller of each such Transaction Document in accordance with its terms will not:

(i)            violate the certificate of incorporation, bylaws or other organizational documents of any of the Companies or Subsidiaries;

(ii)           require any of the Companies to obtain any consents, approvals, authorizations or actions of, or make any filings with or give any notices to, any Governmental Bodies or any other Person, except (x) for the notification requirements of the HSR Act and any applicable Foreign Antitrust Laws or (y) as set forth in Section 4.11(b)(ii) of the Seller Disclosure Schedule (collectively, the “Company Consents and Notices”); or

(iii)          if the Company Consents and Notices are obtained or made, violate or result in the breach of any of the material terms and conditions of, cause the modification or termination of or give any other contracting party the right to modify or terminate, accelerate or give rise to any obligations under or constitute (or with notice or lapse of time, or both, constitute) a material default under, any Material Contract, Lease or Affiliate Contract or result in the creation of any Lien (other than Permitted Liens) upon any of the assets of the Business; or

(iv)          if the Company Consents and Notices are obtained and made, violate or result in the breach of any applicable Orders or any applicable Laws of any Governmental Bodies;

except, in the case of clause (ii) above, for any consent, approval, authorization, action, filing or notice the failure to so obtain or make would not have a Business Material Adverse Effect and except, in the case of clauses (iii) and (iv) above, for any violation, breach, modification, termination, right to modify or terminate, acceleration, obligation, default, acceleration or creation of any Lien that would not have a Business Material Adverse Effect.

4.12         Contracts.

(a)           Section 4.12 of the Seller Disclosure Schedule sets forth a list of third party Contracts used in the Business, to which any of the Companies or Subsidiaries is a party and which fall within any of the following categories (collectively, the “Material Contracts”):

(i)            any Contract that involves aggregate payments or other consideration in excess of $1,000,000 per year;

(ii)           any Contract relating to the employment or termination of any individual on a full time, part-time, consulting or other basis providing annual cash compensation in excess of $500,000;

(iii)          (A) any Contract that imposes restrictions on dividends, distributions or loans by the Company or Subsidiary that is a party thereto or that requires the retention of assets, reserves, earnings or capital, (B) all material Contracts, indentures or instruments relating to Indebtedness or to placing a Lien (other than any Permitted Lien) on any of its or their assets and (C) all guaranties, bonds, letters of credit, letters of comfort and other indemnity obligations related to the Business which are obligations of any Seller or any Affiliate of any Seller (other than any Transferred Company or any Subsidiary) (clause (C) collectively, the “Guaranties”);

(iv)          any Contract that purports to materially limit the right of any Company or any Subsidiary to engage or compete in any line of business or to compete with any Person or operate in any location; and

(v)           any Contract with respect to the formation, financing, ownership, control, operation or management of any Person that is not directly or indirectly wholly owned by Parent.

(b)           (i) Each of the Material Contracts is legal, valid, binding, and in full force and effect against such Company or Subsidiary, as applicable, and the other party thereto, and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws, Laws of general applicability relating to or affecting creditors’ rights, and to general equity principles; (ii) no Company or Subsidiary is in breach or default in any material respect with respect to any Material Contract to which it is a party; (iii) to the Knowledge of Parent, no other party to any Material Contract is in breach or default in any material respect with respect to such Material Contract; and (iv) to the Knowledge of Parent, no event has occurred which with notice or lapse of time would constitute a breach or default in any material respect under any such Material Contract. Parent has made available to the Buyer true and complete copies of all Material Contracts and Affiliate Contracts, in each case together with all amendments, waivers or other changes thereto.

4.13         Property.

(a)           After giving effect to the Reorganization, each of the Companies and Subsidiaries will have good title, free and clear of all Liens, to all of the owned properties and assets used in the Business, whether tangible or intangible (other than Intellectual Property), other than Permitted Liens.

(b)           Section 4.13(b) of the Seller Disclosure Schedule sets forth the address of any land, buildings, improvements or other interests in real property that any of the Companies or Subsidiaries leases, subleases or otherwise (whether pursuant to written, oral or otherwise unwritten Leases) has the right to use or occupy (each a “Leased Real Property”), and all leases, subleases and other agreements under which any of the Companies or Subsidiaries holds any Leased Real Property, including all amendments, extensions, renewals, guaranties and other agreements relating to such leases, subleases and agreements (collectively, the “Leases”), have been made available to the Buyer. All Leases are legal, valid, in full force and effect, and binding on, such Company or Subsidiary and, to the Knowledge of Parent, the other parties thereto, and neither such Company or Subsidiary nor, to the Knowledge of Parent, any other party thereto, is in default thereunder, nor has any event occurred that, with notice or lapse of time, would constitute a default by any Company or Subsidiary, except where any such default or any failure to be valid, in full force and effect, and binding would not have a Business Material Adverse Effect. None of the Companies or Subsidiaries has (i) subleased, licensed or otherwise granted to any Person any right to the possession, use, occupancy or enjoyment of the Leased Real Property or the Owned Real Property, or any portion thereof or (ii) collaterally assigned or granted any other security interests in any Lease. There are no Liens on the estate or interest created by each Lease, other than Permitted Liens.

(c)           Section 4.13(c) of the Seller Disclosure Schedule sets forth the address, and the name of the owner of, any real property that any of the Companies or Subsidiaries owns (the “Owned Real Property”). Such Company or Subsidiary (i) is the legal owner of such property, (ii) has good and marketable title to such property and (iii) would be beneficially entitled to all proceeds from the sale of such property. None of the Companies or Subsidiaries owns any real property except for the Owned Real Property.

4.14         Intellectual Property.

(a)           Section 4.14(a) of the Seller Disclosure Schedule sets forth a list of all patented or registered Intellectual Property and applications for registration of Intellectual Property that is (i) owned by a Transferred Company or Subsidiary or (ii) included in the Foreign Assets, in each case as of the date hereof. After giving effect to the Reorganization and the transactions to occur at the Closing hereunder, each of the Transferred Companies and Subsidiaries and the Buyer (A) will own, free and clear of all Liens, other than Permitted Liens, all right, title and interest to the items set forth in Schedule 4.14(a) and to the Transferred Company’s or Subsidiaries’ and Foreign Asset Sellers’ material proprietary software used in conjunction with the Business and (B) will own, free and clear of all Liens, other than Permitted Liens, or have the right to use all Intellectual Property used in the operation of the Business as presently conducted and on terms and conditions substantially similar to those under which they owned or used such Intellectual Property immediately prior to the Reorganization and the Closing (collectively, the “Company Intellectual Property”), except as would not have Business Material Adverse Effect. To the Knowledge of Parent, neither the Transferred Companies and the Subsidiaries nor the Buyer will require the use of the Intellectual Property of any Seller or its Affiliates after Closing directly to provide the current products and services of the Business to customers, except for the Intellectual Property to be provided pursuant to the Transition Services Agreement.

(b)           To the Knowledge of Parent, all of the owned Company Intellectual Property is valid and enforceable. None of the Companies or Subsidiaries has been, since July 1, 2003, a party to any claim nor is any claim threatened in writing, that challenges the validity or enforceability of any such Company’s or Subsidiary’s ownership or right to use (after giving effect to the Reorganization), any Company Intellectual Property, except as would not have a Business Material Adverse Effect.

(c)           Except as would not have a Business Material Adverse Effect, (i) none of the Companies or Subsidiaries has infringed or misappropriated, and the operation of the Business as currently conducted does not infringe or misappropriate, any Intellectual Property, excluding patents, of any third party, (ii) to the Knowledge of Parent, none of the Companies or Subsidiaries has infringed or misappropriated, and the operation of the Business as currently conducted does not infringe or misappropriate, any patents of any third party, and (iii) none of the Companies or Subsidiaries has, since July 1, 2003, received any notices regarding any of the foregoing (including any offers to license any Intellectual Property from any third party).

(d)           All Employees who have participated in the creation or development of any Intellectual Property since January 1, 2001 included in the owned Company Intellectual Property, including the Company Intellectual Property set forth in Section 4.14(a) of the Seller Disclosure Schedule, have executed and delivered to the Company an agreement (i) providing for the non disclosure by such Person of any confidential information of any of the Companies or Subsidiaries and (ii) providing for the assignment by such Person to any of the Companies or Subsidiaries of any Intellectual Property arising directly out of such Person’s employment by the Companies or Subsidiaries, to the extent permitted by Law. All consultants or contractors who have participated in the creation or development of any Intellectual Property since January 1, 2001 included in the owned Company Intellectual Property, including the Company Intellectual Property set forth in Section 4.14(a) of the Seller Disclosure Schedule, have executed and delivered to the Company an agreement (i) providing for the non disclosure by such Person of any confidential information of any of the Companies or Subsidiaries and (ii) providing for the license grant or assignment by such Person to any of the Companies or Subsidiaries of any Intellectual Property arising out of such Person’s engagement by or contract with any of the Companies or Subsidiaries.

(e)           To the Knowledge of Parent, no third party has infringed or misappropriated any of the Company Intellectual Property. Each of the Companies and Subsidiaries has taken reasonable steps under the circumstances to maintain and protect all of the Company Intellectual Property so as not to have a Business Material Adverse Effect.

(f)            The material software included in the owned Company Intellectual Property that is licensed by the Companies and Subsidiaries to any third party is not subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License or Mozilla Public License) that (i) requires or conditions the use or distribution of such software on the disclosure, licensing, or distribution of any source code for any portion of such software or (ii) otherwise imposes any limitation, restriction, or condition on the right or ability of each of the Companies or Subsidiaries to use, license or distribute any software in the ordinary course of business, as currently conducted.

(g)           Except as would not have a Business Material Adverse Effect, (i) each Contract pursuant to which any of the Companies or Subsidiaries is a licensor of Intellectual Property or a licensee of Intellectual Property (other than commercially available “off the shelf” software) (“IP Contract”) is legal, valid, binding, and in full force and effect against such Company or Subsidiary, as applicable, and the other party thereto, and enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws, Laws of general applicability relating to or affecting creditors’ rights, and to general equity principles; (ii) no Company or Subsidiary is in breach or default in any material respect with respect to any such IP Contract; (iii) to the Knowledge of Parent, no other party to any such IP Contract is in breach or default in any material respect with respect to such IP Contract; and (iv) to the Knowledge of Parent, no event has occurred which with notice or lapse of time would constitute a breach or default in any material respect under any IP Contract.

(h)           To the Knowledge of Parent, (i) no source code for any software owned by any of the Companies or Subsidiaries has been delivered, licensed or made available to any escrow agent or other person who is not, as of the date of this Agreement, an employee, agent or consultant of theirs, (ii) none of the Companies or Subsidiaries has any duty or obligation to deliver, license or make available the source code for any such software to any escrow agent or other person who is not, as of the date of this Agreement, an employee, agent or consultant of theirs, and (iii) no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of the source code for any such software to any other person who is not, as of the date of this Agreement, an employee, agent or consultant of theirs.

(i)            The computer systems, including the software, hardware and networks currently used by the Companies and Subsidiaries in the operation of the Business are materially sufficient for the needs of the Business solely as conducted on the date hereof. Except as would not have a Business Material Adverse Effect, Parent and the Transferred Companies and Subsidiaries have taken commercially reasonable actions to protect the confidentiality, integrity and security of the Transferred Companies’ and Subsidiaries’ software, databases, systems, networks and Internet sites and all information stored or contained therein from any unauthorized use, access or modification by third parties.

4.15         Litigation. There are no actions, suits, arbitrations, proceedings or investigations (collectively, “Litigation”) pending or, to the Knowledge of Parent, threatened against any of the Companies, Subsidiaries or assets of the Business that if adversely determined would have a Business Material Adverse Effect. None of the Companies, Subsidiaries or assets of the Business is subject to any (i) outstanding Orders under any antitrust Law or (ii) other outstanding Order that would have a Business Material Adverse Effect.

4.16         Brokers. Except for Lehman Brothers Inc., whose fees will be paid by Parent, none of the Sellers or any of the Transferred Companies or Subsidiaries has paid or agreed to pay, or received any claim with respect to, any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby.

4.17         Employee Benefit Plans.

(a)           All employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)) and all other plans, programs and policies which provide compensation or benefits to Employees, Former Employees or directors or independent contractors providing or who provided services to the Business or with respect to which any Company or Subsidiary or the Business has any material liability, whether contingent or otherwise (collectively, the “Company Benefit Plans”), are identified in Section 4.17(a) of the Seller Disclosure Schedule by the name shown on their plan documents, and there are no Company Benefit Plans other than the Company Benefit Plans identified in Section 4.17(a) of the Seller Disclosure Schedule. For each Company Benefit Plan, copies of any ERISA required summary plan description and any Form 5500 filed for 2004 (together with all related schedules, exhibits and attachments) have previously been made available to the Buyer. No Company Benefit Plan is subject to Title IV of ERISA or Code Section 412. Each Company Benefit Plan has been maintained, funded and administered in all material respects in accordance with its terms and complies by its terms and in its operation with all the applicable requirements of ERISA, the Code and other applicable Law. No Company Benefit Plan is under audit or investigation by any Governmental Body and, to the Knowledge of Parent, no such audit or investigation is pending or threatened. Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS and, to the Knowledge of Parent, there are no facts or circumstances that could reasonably be expected to adversely affect the qualification of any such Company Benefit Plan. None of the Companies, Subsidiaries or any ERISA Affiliate has any liability, contingent or otherwise, under or relating to any benefit plan that is or was subject to Title IV of ERISA or Section 412 of the Code or is or was described in Section 413 of the Code or Section 3(37) or Section 3(40) of ERISA. None of any Company Benefit Plan or any fiduciary thereof or any Company, Subsidiary or ERISA Affiliate has any liability under Chapter 43 of the Code or Section 409 or Section 502(i) of ERISA which has not been satisfied in full or, to the Knowledge of Parent, has engaged in any transaction that would reasonably be expected to result in any such liability. All contributions or premium payments which are called for under the terms of any Company Benefit Plan or ERISA or the Code or other applicable Law have been made in full on or before the deadline for making such contributions. There is no Litigation against or otherwise involving any of the Company Benefit Plans and no Litigation (excluding claims for benefits incurred in the ordinary course of Company Benefit Plan activities) has been brought against or with respect to any such Company Benefit Plan and, to the Knowledge of Parent, no such Litigation is pending or threatened. Except as required by Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code or similar state Law (“COBRA”), none of the Companies or Subsidiaries has any liability, contingent or otherwise, under any Company Benefit Plan to provide medical or other welfare or welfare-type benefits to any Employee, Former Employee or director or independent contractor providing services to the Business upon his or her retirement or termination of employment or service, and none of the Companies or Subsidiaries has ever agreed (whether in oral or written form) to provide any such benefits to any such Employee, Former Employee, director or independent contractor. The Companies, Subsidiaries and ERISA Affiliates have complied and are in compliance with the requirements of COBRA. None of Parent, the Companies or Subsidiaries is liable to indemnify any Employee or Former Employee or any current or former non-employee officer or director for an accelerated or additional tax under Section 409A of the Code. “ERISA Affiliate” means any Person that is or at any relevant time within the last six years was treated as a single employer with any Company or Subsidiary under Sections 414(b), (c), (m) or (o) of the Code or Section 4001(a)(14) of ERISA.

(b)           Each Employee who, on the basis of applicable regulations, if any, is entitled to participate in the Company Benefit Plans, is participating in the Company Benefit Plans in accordance with applicable pension regulations. There is not now nor has there ever been any statutory obligation to participate in any branch industry or otherwise obligatory pension fund in respect of any Employee or Former Employee.

(c)           The amendments made on January 1, 2005 to the pension schemes of the Transferred Companies and the Subsidiaries in each case, organized under the laws of the Netherlands, and which are currently in existence, have been individually consented to by each employee of such Dutch Transferred Companies and such Subsidiaries as well as by their spouses and their partners.

(d)           There is no contract, agreement, plan or arrangement to which any Company or Subsidiary is a party, including the provisions of this Agreement, covering any employee or former employee of any Company or Subsidiary or other person, which, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Sections 280G, 404 or 162(m) of the Code or other applicable Tax Law due to the consummation of the transactions contemplated hereby.

4.18         Labor and Employment Matters.

(a)           None of the Companies or Subsidiaries is a party to, or bound by, any collective bargaining agreement or other contracts, arrangements, agreements or understandings with a labor union, works council or similar labor organization or required pursuant to any applicable Law with respect to any Employee or Former Employee. There is no existing, pending or, to the Knowledge of Parent, threatened (i) unfair labor practice charge or complaint, labor dispute, labor arbitration proceeding or any other matter against or involving any of the Companies or Subsidiaries with respect to any Employee or Former Employee, (ii) activity or proceeding by a labor union or representative thereof to organize any Employees, (iii) certification or decertification question relating to collective bargaining units at the premises of any of the Companies or Subsidiaries with respect to any Employee or Former Employee or (iv) lockout, strike, organized slowdown, work stoppage or work interruption with respect to the Employees.

(b)           Since July 1, 2002, none of the Companies or Subsidiaries has experienced any labor strike, work slowdown or stoppage or other material labor dispute and there is no such strike, slowdown, stoppage, or dispute actually pending with respect to any Employee or, to the Knowledge of Parent, threatened against or affecting any Employee.

(c)           There are no investigations, administrative proceedings, charges or formal complaints of discrimination (including discrimination based upon sex, age, marital status, race, national origin, sexual orientation, disability, handicap, veteran status or other protected category) pending or threatened before the Equal Employment Opportunity Commission or any Governmental Body against any of the Companies or Subsidiaries or involving any Employee or Former Employee that involve allegations of disparate impact, pattern or practice or class-wide discrimination.

(d)           None of the employees identified by name in Section 6.13 of the Seller Disclosure Schedule has given written notice of termination of his or her employment.

(e)           With respect to the ABZ Entities and the Audatex Entities, there are no material liabilities which are not funded (or not reflected in the Company Financial Statements) in respect of the statutory pension schemes and social securities schemes applicable to each of the Companies and/or the Subsidiaries.

(f)            Since July 1, 2002, the appropriate Companies and Subsidiaries have in all material respects prepared, maintained, timely filed with and reported to the appropriate Governmental Bodies all information, records and statements concerning their officers and employees required by applicable Law.

(g)           Since July 1, 2002, the Companies and Subsidiaries have complied in all material respects with all applicable Laws with respect to employment, labor and social security and with all applicable collective bargaining agreements, social plans, shop agreements, works agreements and similar agreements.

4.19         Insurance. Section 4.19 of the Seller Disclosure Schedule sets forth a list of all insurance policies covering the Business. The Sellers and the Companies and Subsidiaries, as the case may be, collectively maintain, and have maintained without interruption, policies or binders of insurance covering risks and events and in amounts adequate for the Business and customary in the industry in which the Business operates. The reserves set forth in the latest Company Financial Statements are adequate to cover all anticipated liabilities with respect to workers’ compensation and third party automotive and general liability claims.

4.20         Assets.

(a)           Each Foreign Asset Seller has good and marketable title to, or a valid leasehold on or a valid right to use, all of its respective Foreign Assets, in each case free and clear of all Liens (other than Permitted Liens) and the Asset Transfer Agreement to which such Foreign Asset Seller will be a party or the deeds, endorsements, assignments and other instruments to be executed and delivered at the Closing related thereto will effectively convey to and vest in the Buyer good and marketable title to, and ownership of, such Foreign Asset Seller’s respective Foreign Assets free and clear of all Liens (other than Permitted Liens).

(b)           The assets that are owned by or leased or licensed to the Transferred Companies (including the Czech Business Assets), the Foreign Assets, the assets used by the providers of services to be provided pursuant to the Transition Services Agreement and the assets to be provided to the Buyer pursuant to the Parent Shared Facilities Agreement collectively constitute all of the assets, tangible and intangible, necessary to operate the Business in the manner presently operated, except as would not have a Business Material Adverse Effect.

4.21         Absence of Undisclosed Liabilities. There are no liabilities or obligations (whether accrued, absolute, contingent, unliquidated or otherwise, whether due or to become due and regardless of when asserted) of the Business, other than any such liabilities (a) reflected in the Company Financial Statements, (b) that were incurred in the ordinary course of business since December 31, 2005 (none of which is a liability for breach of contract, breach of warranty, tort or infringement or a claim or lawsuit or an environmental liability), (c) for future performance obligations arising in the ordinary course of business under Contracts that are disclosed in the Seller Disclosure Schedules or that are not required to be disclosed pursuant to this Article IV or (d) that would not have a Business Material Adverse Effect.

4.22         Affiliate Transactions. No Insider is a party to any material Contract or transaction (other than employment, severance or benefit arrangements or plans disclosed pursuant to Sections 4.12 or 4.17) with any Company or any Subsidiary or which is pertaining to the Business or, to the Knowledge of Parent, has any interest in any property, real or personal or mixed, tangible or intangible, used in or pertaining to the Business (any such Contract or transaction, an “Affiliate Contract”). Except for the Retained Marks and the services, IT assets and Intellectual Property to be provided pursuant to the Transition Services Agreement and the Parent Shared Facilities Agreement and the other services, IT assets and Intellectual Property described in Section 4.22 of the Seller Disclosure Schedule, there are no material services, IT assets or Intellectual Property provided to or on behalf of the Business by any of Parent or its Affiliates (other than the Companies and the Subsidiaries).

4.23         Customers. Since June 30, 2005, to the Knowledge of Parent, none of the Sellers, any Company or any Subsidiary has received any notice from any of the top 10 customers of the Business, based on revenue generated during the 12 months ended December 31, 2005, to the effect that such customer intends to substantially reduce its use of products and services of the Business currently used by it or otherwise materially and adversely change its relationship with respect to the Business.

4.24         Product Warranty. No product sold or licensed by any Company or any Subsidiary is subject to any guaranty, warranty or other indemnity beyond the applicable standard guaranty or warranty provided for in the sale or license of such product, except for any such guaranty, warranty or other indemnity that would not have a Business Material Adverse Effect.

4.25         Exclusivity of Representations. The representations and warranties made by the Sellers in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any implied warranties. The Sellers hereby disclaim any such other or implied representations or warranties, notwithstanding the delivery or disclosure to the Buyer or its officers, directors, employees, agents or representatives of any documentation or other information (including any pro forma financial information, supplemental data or financial projections or other forward-looking statements).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE BUYER

Except as otherwise set forth in the Disclosure Schedule which is being delivered by the Buyer to Parent concurrently herewith (the “Buyer Disclosure Schedule”), the Buyer represents and warrants to the Sellers as follows:

5.1           Organization and Authority.

(a)           The Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of its state of incorporation, and has all requisite corporate power and authority and has taken all corporate action required to execute and deliver each Transaction Document to which it is a party and to perform its obligations hereunder and thereunder. The Buyer has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to have such power and authority could not be expected to materially impair or delay the ability of the Buyer to consummate the transactions contemplated hereby.

(b)           The certificate of incorporation and bylaws of the Buyer, copies of which have previously been made available to Parent, are true and correct copies of such documents as in effect as of the date hereof.

5.2           Enforceability and Non-Contravention.

(a)           This Agreement has been, and each other Transaction Document will, when executed and delivered on the Closing Date, be, duly executed and delivered by the Buyer, and assuming due execution and delivery hereof and thereof by any Seller which is a party thereto, each Transaction Document will constitute the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or similar Laws, Laws of general applicability relating to or affecting creditors’ rights, and to general equity principles.

(b)           The execution and delivery by the Buyer of each Transaction Document, the consummation of the transactions contemplated hereby, and the performance by the Buyer of each Transaction Document in accordance with its terms, have been duly authorized by the Buyer and will not:

(i)            violate the certificate of incorporation, bylaws or other organizational documents of the Buyer;

(ii)           require the Buyer to obtain any material consents, approvals, authorizations or actions of, or make any filings with or give any notices to, any Governmental Bodies or any other Person, except for the notification requirements of the HSR Act and any applicable Foreign Antitrust Laws, or as set forth in Section 5.2(b) of the Buyer Disclosure Schedule (the

“Buyer Consents and Notices” and, together with the Seller Consents and Notices and the Company Consents and Notices, the “Required Consents and Notices”); or

(iii)          if the Buyer Consents and Notices are obtained or made, violate or result in the breach of any of the material terms and conditions of, cause the modification or termination of or give any other contracting party the right to modify or terminate, accelerate or give rise to any obligations under or constitute (or with notice or lapse of time, or both, constitute) a material default under, any material Contract to which the Buyer is a party or by or to which the Buyer or any of its assets is or may be bound or subject.

5.3           Brokers. Except for fees and commissions that will be paid by the Buyer, no Person retained by or on behalf of the Buyer or any of its Affiliates is entitled to any brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated hereby.

5.4           Purchase for Investment. The Buyer is purchasing the Hollander Shares, the CSG Shares and the IMS Shares for its own account for investment and not for resale or distribution in any transaction that would be in violation of the securities Laws of the United States or any state thereof. The Buyer is an “accredited investor” as defined in Rule 501 of Regulation D promulgated under the Securities Act of 1933.

5.5           Financial Ability. The Buyer has delivered to Parent true and correct copies of (a) an executed commitment letter to the Buyer (the “Equity Funding Letter”) from GTCR Fund VIII, L.P., a Delaware limited partnership (the “Equity Fund”), to provide equity financing in an aggregate amount of $220,000,000 (the “Equity Funding”), and (b) an executed commitment letter to the Buyer (the “Commitment Letter”) from Goldman Sachs Credit Partners L.P. and Citigroup Global Markets Inc. (the “Lenders”) pursuant to which the Lenders have committed to provide the Buyer with financing in an aggregate amount of $795,000,000 (the “Debt Financing” and, together with the Equity Funding, the “Financing”). The Equity Funding Letter is a legal, valid and binding obligation of the parties thereto and is in full force and effect. The Commitment Letter is a legal, valid and binding obligation of the Buyer, and to the Knowledge of the Buyer, the other parties thereto, and is in full force and effect. Except as specifically set forth in the Equity Funding Letter and the Commitment Letter, (i) there are no conditions precedent to the obligations of (A) the Equity Fund to fund the Equity Financing and (B) the Lenders to fund the Debt Financing and (ii) there are no contingencies pursuant to any contract, agreement or understanding relating to the Transaction to which the Buyer or any of its Affiliates is a party that would permit any of the Equity Fund or the Lenders to reduce the total amount of the Financing or impose any additional condition precedent to the availability of the Financing. The Buyer has fully paid any and all commitment fees and other fees required by the Commitment Letter to be paid as of the date hereof. The Buyer shall have at the Closing proceeds in connection with the Financing in an amount equal to up to $1,015,000,000, which will provide the Buyer with acquisition financing at the Closing sufficient to consummate the Transaction upon the terms contemplated by this Agreement and to pay all expenses in connection with the Transaction and the transactions contemplated thereby.

5.6           Solvency. On and as of the Closing Date, and after giving effect to the transactions contemplated hereby and the Financing, assuming that the representation and warranty contained in Section 4.5(d) is true and correct in all material respects, the Buyer, the Transferred Companies and the Subsidiaries, taken as a whole, will be Solvent.

5.7           Independent Investigation. The Buyer hereby acknowledges and affirms that it has conducted and completed its own investigation, analysis and evaluation of the Companies, the Subsidiaries and the Business, that it has made reviews and inspections of the financial condition, business, results of operations, properties, assets and prospects of the Companies, the Subsidiaries and the Business, that it has had the opportunity to request information it has deemed relevant to the foregoing from Parent and that in making its decision to enter into each Transaction Document to which it is a party, and to consummate the transactions contemplated hereby, it has relied on (i) its own investigation, analysis and evaluation of the Companies, the Subsidiaries and the Business and (ii) the representations, warranties and covenants of the Sellers contained in this Agreement.

5.8           Compliance with Laws. None of the Buyer or any of its Affiliates is in violation of any Orders, or any Laws, of any Governmental Bodies, which violations would have a material adverse effect on the Buyer or would be reasonably likely to prevent the transactions contemplated hereby from being consummated.

5.9           Permits. The Buyer has all licenses, franchises, permits and authorizations of any Governmental Bodies as are necessary for the lawful conduct of its business (collectively, the “Buyer Permits”), except where the failure to have such Buyer Permits would not have a material adverse effect on the Buyer or would not be reasonably likely to prevent the transactions contemplated hereby from being consummated.

5.10         Litigation. As of the date hereof, there is no Litigation pending or, to the Knowledge of the Buyer, threatened against the Buyer or any of its Affiliates, that would have a material adverse effect on the Buyer or would be reasonably likely to prevent the transactions contemplated hereby from being consummated.

5.11         Exclusivity of Representations. The representations and warranties made by the Buyer in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any implied warranties.

5.12         Certain Canadian Tax Registrations. The Buyer or its permitted assignee that purchases, pursuant to the terms of this Agreement, the Foreign Assets located in Canada will, as of the Closing Date, be registered for goods and services tax purposes under Part IX of the Excise Tax Act (Canada). The Buyer or its permitted assignee that purchases, pursuant to the terms of this Agreement, the Foreign Assets located in Canada will, as of the Closing Date, be registered for Quebec sales tax purposes pursuant to the Act respecting the Quebec sales tax.

ARTICLE VI

COVENANTS AND AGREEMENTS

6.1           Conduct of the Business. The Sellers agree that:

(a)           Between the date of hereof and the Closing Date, except as contemplated by this Agreement or otherwise agreed to in writing by the Buyer (which agrees to respond reasonably promptly to any request for such agreement and not to unreasonably withhold or condition such agreement), the Sellers shall, and shall cause each of the Companies and the Subsidiaries to, operate the Business in the ordinary course of business consistent with past practice.

(b)           Between the date hereof and the Closing Date, except as contemplated by this Agreement or otherwise agreed to in writing by the Buyer (which agrees to respond reasonably promptly to any request for such agreement and not to unreasonably withhold or condition such agreement), and except as required in connection with the Reorganization (to the extent undertaken in accordance with Section 6.16 and, if applicable, Section 2.7), the Sellers shall:

(i)            not permit any of the Transferred Companies or Subsidiaries to amend their organizational documents;

(ii)           not permit any of the Transferred Companies or Subsidiaries to incur any additional Indebtedness that would not constitute a current liability, except in the ordinary course of business in accordance with past practice;

(iii)          not permit any of the Transferred Companies or Subsidiaries to make any loans or advances of borrowed money or capital contributions to, or equity investments in, any other Person, other than to Subsidiaries and other than the extension of trade credit to customers and suppliers, in each case in the ordinary course of business consistent with past practice;

(iv)          not permit any of the Transferred Companies or Subsidiaries to issue, deliver, sell, authorize, pledge or dispose of any shares of capital stock or any other equity security, or any class of securities convertible into, or rights, warrants or options to acquire, any such capital stock or other equity securities;

(v)           not permit any of the Transferred Companies or Subsidiaries to enter into or adopt a plan or agreement of recapitalization, reorganization, merger or consolidation, or adopt a plan of complete or partial liquidation or dissolution;

(vi)          not permit any of the Transferred Companies or Subsidiaries to split, combine or reclassify any shares of capital stock or any other equity security or redeem, purchase, acquire or offer to acquire any shares of capital stock or any other equity security (other than as permitted by Section 6.11);

(vii)         not, and shall not permit any of the Companies or Subsidiaries to, sell, convey, assign, pledge, transfer, lease, dispose of or encumber (in whole or in part) any assets of the Business (other than in the ordinary course of business or as permitted by Section 6.11);

(viii)        not, and shall not permit any of the Companies or Subsidiaries to, change any method of accounting or any accounting principle, method, estimate or practice used in the Business, except in the ordinary course of business consistent with past practice or as may be required by changes in Law occurring after the date hereof;

(ix)           not permit any of the Foreign Companies to make or change any material Tax election or adopt or change any accounting method with respect to Taxes related to the Business except as may be required by changes in Law occurring after the date hereof;

(x)            not permit any of the Companies or Subsidiaries to (A) cancel, terminate, renew or materially and adversely amend any Material Contract that is not with a customer, except in the ordinary course of business, or (B) cancel, terminate, renew or materially and adversely amend any Material Contract that is with a customer or enter into any new Contract with a customer that would be a Material Contract if such Contract were in effect on the date hereof, whether or not in the ordinary course of business;

(xi)           not, and shall not permit any of the Companies or Subsidiaries to, cancel or waive any claims or rights of material value under any Material Contract or settle or comprise any litigation of the Business for an amount in excess of $1,000,000;

(xii)          not, and shall not permit any of the Companies or Subsidiaries to, (A) adopt, terminate or amend, except as may be required by this Agreement or applicable Law, or consistent with past practice, fund or secure any benefit plan or bonus, profit sharing, deferred compensation, incentive, stock option or stock purchase plan, program or commitment, paid time off for sickness or other plan, program or arrangement for the benefit of Employees, Former Employees, consultants or directors of the Business, (B) loan or advance any money or property to any present or former officer or director of the Companies or the Subsidiaries other than travel advances and other customary advances in the ordinary course of business consistent with past practice, or (C) grant any material general increase (other than increases required under a Contract, or consistent with past practice) in the compensation of employees of the Business or any increase in the compensation payable or to become payable to any officer, director or other management level employee of the Business (other than increases required by any Contract of any Company or any Subsidiaries in effect on the date hereof);

(xiii)         not, and shall not permit any of the Companies or Subsidiaries to, except as required by Law, take any action to institute or adopt any new severance or termination pay practices, plan or program with respect to any employees of the Business, or to increase in any respect the benefits payable under its severance or termination pay practices, other than in the ordinary course of business consistent with past practice, to the extent that the same would be obligations of any Company or Subsidiary after the Closing, provided, however, that nothing in this Agreement shall prevent any of the Companies or Subsidiaries from entering into employment agreements with new employees or severance agreements (other than officers or directors or other key employees) in the ordinary course of business consistent with past practice;

(xiv)        not permit any of the Companies or Subsidiaries to enter into, terminate, amend or modify any collective bargaining agreements affecting the Employees;

(xv)         not, and shall not permit any of the Companies or Subsidiaries to, issue any communication to Employees with respect to compensation, benefits or employment continuation or opportunity following the Closing Date, except as required by Law or reasonably requested by the Buyer;

(xvi)        not permit any of the Companies or Subsidiaries to acquire (by merger, consolidation or acquisition of equity interest or assets) any Person, business or division;

(xvii)       not permit any of the Transferred Companies or Subsidiaries to (A) modify or amend in any material and adverse manner any Affiliate Contract or enter into any agreement or arrangement that would be an Affiliate Contract when entered into or (B) modify or amend any royalty, intercompany transfer pricing or similar agreement between or among the Transferred Companies and/or the Subsidiaries, except as may be required pursuant to the final resolution of the APA (as defined in Section 10.13) or, to the extent advised by outside legal counsel or other tax advisor, required by applicable Law;

(xviii)      maintain insurance covering the Business at presently existing levels so long as such insurance is available on commercially reasonable terms;

(xix)         cause the Companies and Subsidiaries to make capital expenditures at a level at least equal to the level set forth in the most recent budget approved by the governing body of such entity; and

(xx)          not enter into any Contract with respect to any of the matters set forth in Sections 6.1(b)(i)-(xvii) or any Contract in contravention of the matters set forth in Sections 6.1(b)(xviii)-(xix).

(c)           The Sellers shall cause Informex S.A. to hold cash or cash equivalents as of the Closing in an amount at least equal to €13,500,000 (Euros) in its bank accounts (the “Restricted Cash”).

6.2           Confidentiality.

(a)           The Buyer and Parent each reaffirm and shall fulfill their respective obligations under the Non-Disclosure Agreement, effective as of June 8, 2005 (the “Non-Disclosure Agreement”), between Parent and Solera, Inc. If for any reason, termination of this Agreement occurs prior to the Closing, the Buyer’s and Parent’s obligations under the Non-Disclosure Agreement shall continue in full force and effect. Except as otherwise required by Law or any Order, the Buyer agrees to maintain the confidentiality of non-public information of  the Sellers beyond the Closing and in accordance with Section 11.2(b). In the event that, after the Closing, disclosure is required by applicable Law or any Order, the Buyer shall promptly notify Parent of any such requirement and Parent shall be permitted to seek confidential treatment for such information.

(b)           Parent shall, and shall cause its Affiliate to, treat and hold as confidential all information concerning the Business (the “Confidential Information”). Notwithstanding the foregoing, the term Confidential Information shall not include any information that is already or becomes generally available to the public (through no breach of this Section 6.2(b) by Parent or its Affiliates) or which is or becomes known to Parent or its Affiliates independently of the Business. Except as set forth in the next succeeding sentence, Parent shall, and shall cause its Affiliates to, refrain from using any of the Confidential Information except in connection with the Transaction, to enforce its rights and defend its obligations under this Agreement, or the preparation of Tax returns or in connection with a Tax audit, for purposes of financial reporting or as necessary in communications with taxing authorities. In the event that any of Parent or it Affiliates is required (by applicable Law, Order, subpoena or other legal process) to disclose any Confidential Information, Parent shall notify the Buyer promptly of the request or requirement so that the Buyer may seek, at its sole cost and expense, an appropriate protective order or waive compliance with the provisions of this Section 6.2(b). Parent shall, and shall cause its Affiliates to, cooperate with the Buyer in seeking any such protective order and if, in the absence of a protective order or the receipt of a waiver hereunder, any of Parent or its Affiliates is, on the advice of counsel, compelled to disclose any Confidential Information, such Person shall use its commercially reasonable efforts to ensure that the Confidential Information required to be disclosed shall be treated confidentially. The Buyer shall reimburse Parent and its Affiliates for their reasonable out-of-pocket expenses incurred in connection with compliance with the preceding sentence of this Section 6.2(b).

6.3           Expenses. Other than all HSR Act filing fees and filing fees under any applicable Foreign Antitrust Laws, which shall be the responsibility of the Buyer, and except as otherwise specifically provided herein, the Buyer, on the one hand, and Parent and its Affiliates, on the other hand, shall bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including all fees and expenses of agents, representatives, counsel and accountants; provided, that any such fees and expenses of any Company or Subsidiary accrued prior to the Closing shall be borne and paid by Parent.

6.4           Publicity. Except as may be required by applicable Law (including the rules and regulations of the New York Stock Exchange, Inc.), the parties hereto agree that no publicity release or announcement concerning this Agreement or the transactions contemplated hereby shall be made prior to the Closing Date without reasonable and advance approval thereof by Parent and the Buyer. If any public announcement is required by Law to be made by any party hereto, prior to making such announcement, such party will deliver a draft of such announcement to the other parties and shall give the other parties reasonable opportunity to comment thereon.

6.5           Consents and Other Matters.

(a)           Each of the Buyer and the Sellers agrees, with respect to the transactions contemplated hereby, to (i) make, or cause to be made, an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any filing required pursuant to applicable Foreign Antitrust Laws, to the extent set forth in Section 7.2(b) of the Seller Disclosure Schedule (as provided in Section 7.2(b) below), as promptly as practicable and in any event within 10 calendar days of the date hereof, (ii) supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and any applicable Foreign Antitrust Laws and (iii) take all other commercially reasonable actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and any applicable Foreign Antitrust Laws as soon as practicable; provided, that the foregoing shall not require the Buyer or the Sellers (and their respective Affiliates) to (x) make any material expenditures other than the payment of filing fees or (y) divest or dispose of any assets or lines of business.

(b)           In connection with the efforts referenced in Section 6.5(a), each of the Buyer and the Sellers shall, to the extent permitted by applicable Law, (i) use its commercially reasonable efforts to cooperate in all respects with the other in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private party, (ii) keep the other informed of any material communication received by such party from, or given by such party to, the Federal Trade Commission (the “FTC”), the Antitrust Division of the Department of Justice (the “DOJ”) or any other Governmental Body and of any material communication received or given in connection with any proceeding by a private party, in each case regarding any of the transactions contemplated hereby, and (iii) permit the other to review any material communication given by it to, and consult with each other in advance of any meeting or conference with, the FTC, the DOJ or any such other Governmental Body or, in connection with any proceeding by a private party, with any other Person.

(c)           The Sellers shall use all commercially reasonable efforts to obtain or make all other Required Consents and Notices and the Buyer shall use all commercially reasonable efforts to assist the Sellers and cooperate with the Sellers in obtaining and making such Required Consents and Notices. In the event that any of the Company Consents and Notices are not obtained or made, the Sellers shall, or shall cause their agents to, use all commercially reasonable efforts to assist the Buyer, at the Buyer’s sole cost and expense, in obtaining or making any such Company Consents and Notices after the Closing Date until such time as such Company Consents and Notices have been obtained or made; provided, that the receipt of any such Required Consents and Notices shall not be a condition to Closing the transactions contemplated by this Agreement. The Sellers shall also comply with, and provide the notification required under, the Consent Order identified in Section 3.2(b)(ii)(1) of the Seller Disclosure Schedule.

(d)           At all times prior to the Closing, the parties hereto shall cooperate and coordinate with each other, as appropriate, with respect to filings and notifications to Governmental Bodies in connection with obtaining or making the Required Consents and Notices. Without limiting the generality of the foregoing, the Sellers and the Buyer shall make or cause to be made available all information reasonably requested by the other to permit all necessary filings and notices to be made with or to Governmental Bodies as promptly as practicable after the date hereof. Each party shall promptly furnish or cause to be furnished all information and documents reasonably required by the relevant Governmental Bodies as may be appropriate in order to obtain or make the Required Consents and Notices. In addition, the parties hereto shall take the actions specified on Annex 6.5(d) with respect to the requirements of each of the Foreign Works Council Laws set forth thereon.

(e)           Prior to the Closing, the parties hereto shall use their respective commercially reasonable efforts (which shall not require the payment of any consideration by the Buyer, any Transferred Company or any Subsidiary or providing of any security by the Buyer, any Transferred Company or any Subsidiary) to cause the Buyer to be substituted for any Seller or any of its Affiliates (other than the Transferred Companies and the Subsidiaries), as the case may be, and to cause such Seller and such Affiliates to be released from all liability thereunder effective as of the Closing, in respect of all obligations of such Seller or such Affiliates under any of the Guaranties; provided, however, that if the foregoing releases are not obtained, such Seller or such Affiliate shall not terminate such Guaranties without the Buyer’s consent; provided, further, that the Buyer or its subsidiaries shall enter into a separate guaranty with such Seller or its Affiliates (and, if possible, the applicable third party) to guarantee the performance of the obligations pursuant to the contract underlying each such Guaranty on substantially the same terms as are set forth in such Guaranty.

6.6           Access to Information and Cooperation.

(a)           For a period of ten years after the Closing Date, the Buyer (including, for the purpose of this Section 6.6, the Transferred Companies, the Subsidiaries and the Business after the Closing) shall provide the Sellers and their professional advisors with reasonable access during normal business hours and upon reasonable prior notice to the Buyer’s books and records relating to the operation of the Business before the Closing Date if reasonably required in connection with any Litigation, any Tax audit, any communications with taxing authorities or the preparation of any Tax Returns.

(b)           For a period of ten years after the Closing Date the Sellers and their Affiliates shall (i) provide the Buyer and its professional advisors with reasonable access during normal business hours and upon reasonable prior notice to the Sellers’ and their Affiliates’ books and records relating to the operation of the Business before the Closing Date if reasonably required in connection with any Litigation, any Tax audit, the preparation of any Tax Returns or the preparation of any financial statements that include the financial results of all or part of the Business for any period prior to the Closing and (ii) cooperate with and assist the Buyer and its professional advisors in connection with the preparation of any audited financial statements that include the financial results of all or part of the Business for any period prior to the Closing (including using commercially reasonable efforts to obtain accountants’ comfort and reliance letters and management representation letters).

(c)           Between the date hereof and the Closing, the Sellers shall, and shall cause the Companies to, afford the Buyer, its financing sources in connection with the Debt Financing and its professional advisors (collectively, the “Buyer Group”) reasonable access during normal business hours and upon reasonable prior notice to all of the properties, personnel, contracts and agreements, books and records of the Business and shall promptly deliver or make available to the Buyer information concerning the business, properties, assets and personnel of the Business as the Buyer may from time to time reasonably request. Prior to the Closing Date, the Buyer shall not have any direct or indirect contacts with any suppliers, customers or competitors of the Business regarding the Transaction or the Business without the prior consent of Parent or its representatives, which consent shall not be unreasonably withheld or delayed; provided, however, that Parent shall be deemed to have provided such consent with respect to any such supplier, customer or competitor if and to the extent that Edward Cupoli or the President of CSG expressly requests that the Buyer contact such supplier, customer or competitor. Notwithstanding the foregoing, Parent hereby agrees that between the date hereof and the Closing, the Lenders may contact up to five customers of the Business identified to Parent, as long as one or more representatives of each of the Buyer and Parent shall be present during any such contacts or meetings. The Sellers acknowledge and agree that the Buyer Group may have contact with the Buyer’s suppliers, customers and competitors in the ordinary course of the Buyer’s business and nothing herein shall restrict any such contact by any of the Buyer Group; provided, however, that any such contact shall not relate to, or otherwise include, the Business or disclosure of the terms of the transactions contemplated by this Agreement. The Buyer shall hold, and shall cause its professional advisors to hold, all Confidential Information (as such term is defined in the Non-Disclosure Agreement) in confidence in accordance with the terms of the Non-Disclosure Agreement and, in the event of the termination of this Agreement for any reason, the Buyer promptly shall return all Confidential Information in accordance with the terms of the Non-Disclosure Agreement.

(d)           Between the date hereof and the Closing Date, within 20 days after the end of each calendar month beginning with the calendar month ending January 31, 2006, Parent shall furnish to the Buyer an unaudited monthly combined balance sheet of the Business (without giving effect to the Reorganization), for the month then ended and related statements of combined earnings, group equity and cash flows, in each case, prepared in accordance with GAAP, consistently applied during the periods involved, in a manner consistent with Parent’s Accounting Policies and in the same format as the Unaudited Financial Statements. Parent is not making any representation or warranty with respect to such information and shall have no liability for its contents, except in the case of Parent’s or its Affiliates’ gross negligence or willful misconduct.

6.7           Preservation of Records. The Buyer, at its own expense, shall use commercially reasonable efforts to preserve and keep material records held by it or the Transferred Companies or Subsidiaries or included in the Foreign Assets relating to the Sellers, the Transferred Companies, the Subsidiaries, the Foreign Assets, the Foreign Liabilities or the Business for a period of ten years from the Closing Date, during which time the Buyer shall provide the Sellers reasonable access to such records during normal business hours and upon reasonable prior notice solely for purposes of complying with any applicable Tax Laws or in connection with any Tax audit or communications with any taxing authority. The Buyer may destroy such records after that time, but not if Parent requests in writing within six months prior to such time that such records not be destroyed, in which case the Buyer may give 90 days prior written notice to Parent that details the general topics of the records to be destroyed; provided, that if Parent elects to take possession of such records by written notice to the Buyer within such 90 day period, Parent shall take possession of such records at its own expense within 90 days of the date of such notice to the Buyer.

6.8           Further Assurances. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its commercially reasonable efforts to take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable consistent with applicable Laws to consummate and make effective the transactions contemplated by this Agreement, including (a) contesting any legal proceeding relating to the transactions contemplated hereby and (b) executing any additional instruments necessary to consummate the transactions contemplated hereby. If at any time after the Closing Date any further action is necessary to carry out the purposes of this Agreement, the proper officers and directors of each party hereto shall take all such necessary action.

6.9           Names and Marks.

(a)           The Buyer acknowledges and agrees that, except as expressly set forth in this Section 6.9, the Buyer has no rights in and to “ADP” or “Automatic Data Processing” (the “ADP Marks”), any marks, names, trade names or trademarks incorporating the ADP Marks, any derivation thereof or any marks or names confusingly similar thereto or any corporate symbols or logos incorporating the ADP Marks. The ADP Marks and any marks, names, logos or symbols incorporating the ADP Marks, including those set forth in Section 6.9(a) of the Seller Disclosure Schedule  (the “Retained Marks”), and any goodwill represented by the ADP Marks and pertaining to the ADP Marks are and will remain the sole property of, or will be fully assigned to, Parent and/or the other Sellers or the applicable Company or Subsidiary. Except as provided in Section 6.9(b), the Buyer further acknowledges and agrees that following the Closing Date the Buyer shall not have any right, title or interest in and to, or right to use in any manner, including in connection with any advertising, marketing or solicitation efforts, the Retained Marks. After the Reorganization and Closing, and notwithstanding the foregoing, the Buyer or its Affiliate, or a Transferred Company or Subsidiary, as applicable, shall own the trademarks or service marks owned by the Buyer or its Affiliates pursuant hereto, including the trademarks or service marks that, prior to the date hereof, have been combined with the ADP Marks in the Retained Marks. Notwithstanding anything herein to the contrary, the Sellers and their Affiliates may not, after the Reorganization and Closing, use the non-ADP Mark portion of any of the Retained Marks which solely relate to the Business. The Buyer and its Affiliates may not use the ADP Marks or the Retained Marks, except as otherwise provided herein and in the Transition Services Agreement, after the Closing.

(b)           Notwithstanding the foregoing Section 6.9(a), the Transferred Companies, the Subsidiaries and the Buyer may use the Retained Marks for a reasonable period of time following the Closing not to exceed 90 days (except as may be expressly provided in the Transition Services Agreement):  (i) in correspondence with customers and the public for the purpose of informing them of the consummation of the transactions contemplated hereby and (ii) on any pre existing inventory, stationery, business cards, labels, packaging materials, containers, signs, panels, flags, brochures, manuals, literature, invoices, internet materials, real property signage, and other material or matter (regardless of medium) used in the Business bearing or containing the Retained Marks. During such period, the Buyer shall not, and shall procure that the Transferred Companies and the Subsidiaries shall not, knowingly (or in circumstances where they ought reasonably to have known) do anything to prejudice or endanger the value or validity of the Retained Marks and the Buyer shall, and shall procure that the Transferred Companies and the Subsidiaries shall, comply promptly with any instructions from Parent relating to any Transferred Company’s and/or Subsidiary’s use of the Retained Marks that may prejudice or endanger the value or validity of the Retained Marks. At the end of such period, the Buyer shall, and shall procure that each of the Transferred Companies and the Subsidiaries shall, forthwith procure that all remaining items on which the Retained Marks appear are either destroyed or that the Retained Marks are removed or obliterated.

(c)           The Buyer covenants that it will not hereafter adopt, use, or register or authorize others to adopt, use, or register, any trade names, trademarks, service marks or Internet domain names consisting of or incorporating the ADP Marks or any marks, names or Internet domain names confusingly similar thereto.

(d)           Notwithstanding anything in the Agreement to the contrary, the representations and warranties provided by the Sellers pursuant to Article III and Article IV shall not apply to the Retained Marks, except with respect to liability incurred by the Buyer as a direct result of a claim covered by Section 4.14(c) with respect to a Transferred Company’s or Subsidiary’s use of the Retained Marks prior to Closing.

6.10         Employee and Employee Benefits Matters.

(a)           Scope of Section. This Section 6.10 contains the covenants and agreements of the parties with respect to (i) the status of employment of the employees of Parent, the Companies and the Subsidiaries, employed in the Business as of the Closing Date (“Employees”), and (ii) the employee benefits and employee benefit plans provided to or covering any such Employee and former employees of Parent, the Companies and the Subsidiaries who terminated employment with Parent, the Companies and the Subsidiaries while employed in the Business or retired from the Business (“Former Employees”). Nothing herein expressed or implied confers upon any Employee or Former Employee any rights or remedies of any nature or kind whatsoever under or by reason of this Section 6.10. Except to the extent expressly assumed by the Buyer pursuant to this Section 6.10, Parent shall assume and retain and have sole responsibility for all liabilities, obligations, and commitments at any time relating to or arising under or in connection with any Company Benefit Plan, any “employee benefit plan” (as defined in Section 3(3) of ERISA), and any other benefit plan, program, or arrangement of any kind at any time maintained, sponsored, or contributed or required to be contributed to by Parent, the Companies, any of the Subsidiaries, or any of their respective Affiliates, or with respect to which Parent, the Companies, any of the Subsidiaries, or any of their respective Affiliates has any current or potential obligation or liability.

(b)           U.S. Employees. This Section 6.10(b) applies only to Employees and Former Employees employed or previously employed by the Business in the United States (“U.S. Employees” and “Former U.S. Employees,” respectively). Parent represents to the Buyer that Section 6.10(b) of the Seller Disclosure Schedule sets forth a list of all U.S. Employees as of a date not more than 30 Business Days prior to the date hereof.

(i)            Employment.

(1)           The Buyer shall cause the Companies or Subsidiaries, as appropriate, to continue effective as of the Closing Date the employment of all U.S. Employees who are employed by any of the Companies or Subsidiaries immediately prior to the Closing Date (the “U.S. Transferred Employees”). A U.S. Employee who is absent immediately prior to the Closing

Date due to vacation, holiday, authorized leave of absence, illness, injury or short-term disability (but not long-term disability) shall be considered to be employed immediately prior to the Closing Date. The Buyer shall cause the Companies or the Subsidiaries, as appropriate, to provide each U.S. Transferred Employee until at least December 31, 2006, with base pay, substantially comparable in the aggregate to those provided by the applicable Company or Subsidiary on the day before the Closing Date. Notwithstanding the foregoing, nothing in this Agreement shall be construed to affect the ability of the Buyer, the Companies, the Subsidiaries, or any of their Affiliates to terminate the employment of any employee (including any U.S. Transferred Employee) at any time and for any or no reason or alter the “at-will” employment status of any Employee currently possessing such status.

(2)           If the Buyer requires a U.S. Employee’s principal place of business on or prior to December 31, 2006 to be more than 50 miles from the U.S. Employee’s current principal place of business with the applicable Company or Subsidiary prior to the Closing Date, the Buyer acknowledges and agrees that if such U.S. Employee refuses to accept such offer, the Buyer shall be liable for the severance pay benefit described in Section 6.10(b)(v)(1) to which such U.S. Employee may be entitled under Parent’s or the applicable Company’s or Subsidiary’s severance plan or applicable Law. If the Buyer terminates the employment of any U.S. Transferred Employee on or prior to December 31, 2006 (other than any temporary employee or any employee whose principal duties are or were not performed in connection with the Business), the Buyer shall pay such U.S. Transferred Employee a severance benefit, consisting of notice pay and salary continuation, that shall in no event be less than, or paid later than, the severance benefit, if any, to which such U.S. Transferred Employee would have been entitled if Parent’s or the applicable Company’s or Subsidiary’s severance plans, as in effect as of the Closing Date, applied to such termination of employment. For purposes of the preceding sentence, service with both Parent (or the applicable Company or Subsidiary) and the Buyer shall be taken into account in computing the amount of such benefit.

(ii)           Pension Plan. Effective as of the Closing Date, Parent shall cause each U.S. Employee who is a participant under the Automatic Data Processing, Inc. Pension Retirement Plan (“Parent’s Pension Plan”) to become fully vested in such participant’s accrued benefit under the Parent’s Pension Plan determined as of the Closing Date.

(iii)          Savings Plans. The Buyer shall maintain or establish as soon as practicable following the Closing Date a tax-qualified defined contribution savings plan (“Buyer’s Savings Plan”), which shall, for the period between the Closing Date and December 31, 2006, provide benefits substantially comparable in the aggregate to the benefits options available under the Automatic Data Processing, Inc. Retirement and Savings Plan (“Parent’s Savings Plan”). All service of the U.S. Transferred Employees with Parent, a Company or Subsidiary shall be taken into account for purposes of determining eligibility and vesting under Buyer’s Savings Plan. U.S. Transferred Employees shall be eligible to effect a direct rollover (as described in Section 401(a)(31) of the Code) of all of any such U.S. Transferred Employee’s balance under Parent’s Savings Plan (other than any after-tax employee contributions) solely in the form of cash and promissory notes attributable to loans made to such U.S. Transferred Employees under Parent’s Savings Plan, subject to the terms and conditions of each such plan, to Buyer’s Savings Plan. Prior to or on the Closing Date, Parent shall contribute to Parent’s Savings Plan on behalf of the U.S. Employees a pro-rated portion of the employer match that would otherwise have been contributed on behalf of such employees if no end-of-year employment requirement applied for purposes of receiving such match, and shall cause each U.S. Employee who is a participant under the Parent’s Savings Plan to become fully vested in such participant’s accrued benefit under the Parent’s Savings Plan determined as of the Closing Date.

(iv)          Executive Retiree Health Insurance Benefits. The Buyer shall not assume any liabilities or obligations of Parent or any Company or Subsidiary for (i) benefits payable to Former U.S. Employees who retire prior to the Closing Date under any of Parent’s or the applicable Company’s or Subsidiary’s executive retiree medical benefit programs covering retired employees and (ii) the provision of any retiree medical benefits to any U.S. Employee (or any dependent or beneficiary thereof) including any U.S. Transferred Employee.

(v)           Employee Welfare Plans.

(1)           Parent shall remain responsible for and shall assume and pay all liabilities and obligations of Parent and any of the Companies or Subsidiaries for the benefits payable or to become payable to U.S. Employees and their beneficiaries under the medical, dental, life insurance, disability, severance and other welfare benefit plans and programs covering U.S. Employees identified in Section 6.10(b)(v)(1) of the Seller Disclosure Schedule (collectively “Parent’s Welfare Benefit Plans”); with the exception of any flexible spending plan to the extent provided in Section 6.10(b)(v)(2) immediately below and any vacation pay for which the Companies and the Subsidiaries remain liable pursuant to Section 6.10(b)(vi)(4) below. Parent hereby agrees that (i) any U.S. Employee or Former U.S. Employee who (A) as of the Closing Date is receiving or entitled to receive short-term disability benefits and who subsequently becomes eligible to receive long-term disability benefits, or (B) as of the Closing Date is receiving or entitled to receive long-term disability benefits, shall become eligible or continue to be eligible, as applicable, to receive long-term disability benefits under Parent’s long-term disability plan unless and until such individual is no longer disabled, and that (ii) Parent shall be solely liable for any obligations or liabilities of any kind of any Company or any Subsidiary arising in connection with any U.S. Employee or Former U.S. Employee who is receiving or entitled to receive long-term disability benefits as of the Closing Date.

(2)           The Buyer shall have established as of the Closing Date plans or programs to provide welfare benefits to U.S. Transferred Employees that are substantially comparable in the aggregate to those provided under Parent’s Welfare Benefit Plans (other than any retiree medical plan) immediately prior to the Closing Date. The Buyer shall, through the period beginning on the Closing Date and ending on the last day of the calendar year in which the Closing Date occurs, maintain health care and dependent care flexible spending accounts established under Section 125 of the Code (the “Buyer FSA”). The Buyer FSA shall provide that U.S. Transferred Employees, other than those U.S. Transferred Employees who elect to continue to participate in the ADP Health Care Spending Account Plan (the “Parent FSA”) pursuant to COBRA, shall participate in the Buyer FSA and each such U.S. Transferred Employee shall be credited immediately following the Closing Date under the Buyer FSA with amounts available for reimbursement equal to such amounts as were credited under the Parent FSA with respect to such person immediately prior to the Closing Date. The Buyer shall give effect under the Buyer FSA to any elections made by U.S. Transferred Employees, other than those U.S. Transferred Employees who elect to continue to participate in the Parent FSA pursuant to COBRA, with respect to the Parent FSA for the year in which the Closing Date occurs. Parent shall transfer cash to the Buyer, to an account specified by the Buyer, no later than 30 days following the Closing Date, in an amount equal to the aggregate amount of all balances held by the U.S. Transferred Employees, other than those U.S. Transferred Employees who elect to continue to participate in the Parent FSA pursuant to COBRA, under the Parent FSA as of the Closing Date, together with Parent’s cash contribution for each U.S. Transferred Employee’s FSA account (which contribution shall be made by Parent pursuant to the terms of the plan). The parties hereto agree to make reasonable, good faith efforts to implement the provisions of this section to take into account the complexity of transferring flexible spending accounts. Such welfare plan or plans established by the Buyer shall, where applicable, (i) credit all service with Parent or any Company or Subsidiary for all purposes, including eligibility, participation and benefit entitlement for the U.S. Transferred Employees to the extent credited as of the Closing Date under an analogous Parent Welfare Benefit Plan, (ii) in the year in which the Closing Date occurs waive any pre-existing condition, limitation or exclusion or any actively-at-work requirement for the U.S. Transferred Employees to the extent waived or satisfied under an analogous Parent Welfare Benefit Plan as of the Closing Date, (iii) in the year in which the Closing Date occurs credit all payments made under an analogous Parent Welfare Benefit Plan with respect to U.S. Transferred Employees for healthcare expenses during the current plan year for purposes of deductibles, co-payments and maximum out-of-pocket limits and (iv)  until at least December 31, 2006, provide benefits and cost sharing features which are substantially comparable in the aggregate to those provided under Parent’s Welfare Benefit Plans (other than any retiree medical plan) as of the date hereof. Parent shall facilitate arranging appropriate healthcare provider contacts so that the Buyer can establish welfare benefit plans and arrangements as required by this subsection.

(vi)          Other Compensation Arrangements.

(1)           Parent shall cause all options to purchase shares of Parent’s common stock that were granted prior to January 1, 2006 and are held as of the Closing Date by Employees to become fully vested and immediately exercisable by such Employees effective as of the Closing, and such options shall remain exercisable for at least 60 days after the Closing Date.

(2)           The Buyer shall establish on or as soon as practicable after the Closing Date and effective as of the Closing Date, long-term and short-term incentive compensation plans (other than any equity-based plans) for U.S. Transferred Employees which, until June 30, 2006, shall provide participation, eligibility, vesting, benefit determination and benefit payment provisions that are substantially comparable in the aggregate to that provided under Parent’s or the applicable Company’s or Subsidiary’s incentive compensation plans (other than any equity-based plan) as of the date hereof. With respect to the applicable performance period in which the Closing occurs, the Buyer shall determine any incentive compensation awards for U.S. Transferred Employees under the Buyer’s incentive compensation plan by taking into account each such U.S. Transferred Employee’s service and performance with both Parent (or the applicable Company or Subsidiary) and the Buyer during such applicable performance period except to the extent any duplication of benefits would result. Parent shall be relieved of any obligation to make incentive compensation payments to U.S. Transferred Employees for the calendar year in which Closing Date occurs solely to the extent any such obligations that relate to any period of time on or prior to the Closing Date are included in the Final Net Working Capital.

(3)           The Buyer shall, as of the Closing Date, assume, be responsible for and pay all amounts which become due or payable to U.S. Employees after the Closing Date pursuant to the retention, separation and other agreements with Parent or the applicable Company or Subsidiary which are listed in Section 6.10(b)(vi)(3) of the Seller Disclosure Schedule (collectively, the “Employee Transaction Agreements”) to the extent such liabilities are included in the Additional Adjustment Amount.

(4)           As of the Closing Date, the Buyer shall assume and pay or cause to be paid, when due, all liabilities and obligations of Parent and any applicable Company or Subsidiary relating to accrued vacation as of the Closing Date with respect to U.S. Transferred Employees to the extent such liabilities are included in the Final Net Working Capital. For the avoidance of doubt, the respective U.S. Transferred Employee shall be entitled to either use such vacation time on terms substantially similar to those in effect under the vacation policy of Parent or such Company or Subsidiary as of the Closing Date, or, consistent with such applicable vacation policy, receive payment in respect of such accrued vacation upon the U.S. Transferred Employee’s termination of employment with the Buyer.

(5)           As of the Closing Date, the Buyer shall assume and pay, when due, all liabilities and obligations for time periods ending on December 31, 2006 of Parent and any applicable Company or Subsidiary relating to U.S. Transferred Employees participating in Parent’s or the applicable Company’s or Subsidiary’s tuition reimbursement program as of the Closing Date. The Buyer shall, as of the Closing Date, establish a tuition reimbursement program for U.S. Transferred Employees with benefits and cost-sharing features which through December 31, 2006 are substantially comparable in the aggregate to those provided under Parent’s or the applicable Company’s or Subsidiary’s tuition reimbursement plan immediately prior to the Closing.

(vii)         Severance and WARN Liability. The Buyer agrees to pay and be responsible for all liability, cost or expense for severance, termination indemnity payments, salary continuation, special bonuses and like costs that are fully disclosed to the Buyer before the Closing Date and that arise from the termination of employment of a U.S. Employee by the Buyer on or after the Closing Date, including any such costs attributable to the Buyer’s termination of U.S. Transferred Employees, which if aggregated with any conduct of Parent or any Company or Subsidiary prior to the Closing Date, triggers obligations under the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar applicable foreign, state or local law, regulation or ordinance (collectively, “WARN” or the “WARN Act”). The Buyer agrees to pay and be responsible for all liability, cost, expense and sanctions resulting from any failure to comply with WARN in connection with the consummation of the Transaction. Parent agrees to provide to the Buyer, no later than five Business Days prior to the Closing Date, a list by location and date of all full-time employees permanently laid off by the Companies or Subsidiaries in the 90-day period immediately preceding the Closing Date.

(viii)        Health Care Continuation Coverage. The Buyer agrees to provide U.S. Transferred Employees and their covered beneficiaries with continuation coverage required by COBRA as a result of “qualifying events” (as defined in Section 4980B of the Code) which occur on or after the Closing Date. Parent shall be solely responsible for satisfying the continuation coverage requirements for group health plans under COBRA for all current and former employees, officers, directors, contractors and agents  (and eligible dependents and beneficiaries thereof) of any Company or any Subsidiary who are receiving COBRA continuation coverage as of the Closing Date or who are entitled to elect to receive such coverage on account of a “qualifying event” (as such term is defined under COBRA) occurring prior to the Closing Date.

(ix)           IRS Form W-2. The parties agree that they shall comply with the alternative procedure of Section 5 of IRS Revenue Procedure 96-60, 1996-2 C.B. 399 and Section 5 of Revenue Procedure 99-50, 1999-52 I.R.B. 757, and that the Buyer shall prepare and file Forms W-2 for the U.S. Employees for the calendar year in which the Closing occurs and Parent, the Companies and the Subsidiaries shall be relieved of preparing IRS Forms W-2 for the U.S. Employees for the calendar year in which the Closing occurs. Notwithstanding the foregoing, Parent shall be solely responsible for preparing IRS Forms W-2 for all U.S. Employees and Former U.S. Employees for the 2005 calendar year.

(x)            Workers’ Compensation. Parent shall be responsible for the administration and the financial obligation of all U.S. workers’ compensation claims with respect to all U.S. Employees and Former U.S. Employees arising out of or relating to occurrences before the Closing Date.

(c)           Non-U.S. Employees. This Section 6.10(c) applies only to Employees and Former Employees employed by or previously employed in the Business outside of the United States (the “Non-U.S. Business”). Parent represents to the Buyer that Section 6.10(c) of the Seller Disclosure Schedule sets forth a list of all Employees other than U.S. Employees as of a date not more than 30 Business Days prior to the date hereof.

(i)            Scope of Section. This Section 6.10(c) contains covenants and agreements of the parties on and as of the Closing Date with respect to:

(1)           the status of employment of the Employees employed by Parent or any Company or Subsidiary in the Non-U.S. Business, whether hourly or salaried, and who are actively at work on the Closing Date, or who are absent on the Closing Date due to vacation or holiday or other leave, whether paid or unpaid, or due to illness (the “Non-U.S. Employees”) upon the sale of the Business to the Buyer; and

(2)           the Company Benefit Plans provided or covering such Non-U.S. Employees and certain former employees of Parent or any Company or Subsidiary (the “Non-U.S. Former Employees”) who terminated employment with Parent or any Company or Subsidiary while employed in the Non-U.S. Business or retired from the Non-U.S. Business (the “Non-U.S. Benefits Plans”).

(ii)           Employment and Other Employee Matters.

(1)           For those Non-U.S. Employees that are not employed by any Transferred Company or Subsidiary and for those Non-U.S. Employees that are employed by a Foreign Asset Seller, in each case, identified in Section 6.10(c)(ii)(1) of the Seller Disclosure Schedule (the “Specified Non-U.S. Employees”), the parties understand and agree that wherever legally permissible or required, the Specified Non-U.S. Employees shall become employees of the Buyer, or of its nominee acquiring the relevant part of the Business, by operation of any applicable Laws (“National Laws”) or pursuant to the terms of any necessary transfer agreement relating to that jurisdiction. If for any reason the employment of a Specified Non-U.S. Employee does not transfer to the Buyer under National Laws or transfer agreements, the Buyer shall make an offer of employment to such Specified Non-U.S. Employee effective as of the Closing Date on terms and conditions which are no less favorable in the aggregate than those on which they are currently employed. The offer shall provide that service with the Sellers or their Affiliates shall count as service with the Buyer for all purposes, including under its benefit plans, save where this would result in duplication of benefits received or prospectively payable. However, to the extent permitted by applicable Law, any offers of employment made by the Buyer to Specified Non-U.S. Employees who are on leave due to illness or disability will be conditional on such Specified Non-U.S. Employee returning to active employment in the Non-U.S. Business within 90 days following the Closing. The Sellers or their Affiliates will provide the Buyer with such information about the Non-U.S. Employees as it may reasonably require in order to make offers of employment in accordance with this Section 6.10(c)(ii)(1) to the extent permitted by applicable Law. The Buyer shall indemnify the Sellers and their Affiliates for all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (including reasonable fees for outside counsel, accountants and other outside consultants) suffered or incurred by them and arising from the Buyer’s failure to comply with this Section 6.10(c)(ii)(1).

(2)           Except with respect to those plans to be assumed by the Buyer under this Agreement or by operation of Law, each Non-U.S. Employee and Non-U.S. Former Employee shall cease participation in all Non-U.S. Benefits Plans on the Closing Date. The Sellers and their Affiliates shall retain all liabilities under or in respect of all Non-U.S. Benefit Plans not assumed by the Buyer under this Agreement or by operation of applicable Law. Neither the Buyer nor its Affiliates shall have any responsibility or liability under or in respect of any Non-U.S. Benefit Plan unless such plan is assumed by the Buyer under this Agreement or by operation of applicable Law.

(3)           For the avoidance of doubt, the Buyer accepts that it shall be solely responsible for any amounts becoming payable to Non-U.S. Employees under any National Laws as a result of their being dismissed by the Buyer at any time on or after the Closing Date, notwithstanding that such amount may be calculated under the National Laws by reference to periods of employment with Parent or any of the Companies and Subsidiaries as well as periods of employment with the Buyer.

(4)           The Buyer shall indemnify the Sellers and their Affiliates against all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (including reasonable fees for outside counsel, accountants and other outside consultants) suffered or incurred by them and arising out of or in connection with any claim by a Non-U.S. Employee (whether in contract or in tort or under statute or at common law for any remedy, including for breach of contract, unfair dismissal, redundancy, statutory redundancy, equal pay, sex, race or disability discrimination, unlawful deductions from wages or for breach of statutory duty or of any nature) as a result of anything done or omitted to be done by the Buyer in violation of its obligations under this Agreement.

(5)           If the Buyer or one of its Affiliates terminates the employment of any Non-U.S. Employee prior to December 31, 2006, the Buyer or the relevant Affiliate shall pay such Non-U.S. Employee a redundancy, termination or severance benefit that shall in no event be less than, nor paid later than, the redundancy, termination or severance benefit required by National Law or a collective bargaining agreement then in effect. The Buyer shall assume (and Parent shall neither assume nor retain) any liabilities or obligations of Parent or any Company or Subsidiary related to any severance, sale bonus, retention or similar plan or Contract related to the acquisition of the ABZ Entities or the businesses carried on by such entities by Parent or its Affiliates (the “ABZ Retention Plans”).

(6)           The Buyer declares to Parent that the Buyer or its Affiliate employing the relevant Non-US Employees will accept the benefit and the burden of the collective bargaining agreements covering Non-U.S. Employees as if such agreements had been made by the Buyer or its Affiliate and not by Parent or any Foreign Asset Seller.

(7)           The Non-U.S. Employees will no longer be eligible to participate in or receive awards under any stock option, stock purchase or other stock plan of Parent and any Foreign Asset Seller as of the Closing Date.

(8)           From and after the Closing Date, the Buyer shall, and shall cause the Transferred Companies and Subsidiaries to, assume and pay when due, all liabilities and obligations of Parent or any Foreign Asset Seller relating to accrued vacation or leave benefits and allowances of Non-U.S. Employees as of the Closing Date but only to the extent such liabilities have been included in the Final Net Working Capital.

(9)           With respect to the period between the Closing Date and June 30, 2006, the Buyer shall be responsible for and pay, or cause its Affiliate employing the relevant Non-US Employee to pay, a cash incentive compensation award to each Non-U.S. Employee who is eligible for an award under Parent’s or Foreign Asset Seller’s incentive compensation plans for such year which is at least equal to the incentive compensation award such Non-U.S. Employee would have received under Parent’s or any Foreign Asset Seller’s compensation plans immediately prior to the Closing Date, had such Non-U.S. Employee remained employed by Parent or such Foreign Asset Seller through June 30, 2006 but only to the extent liabilities for such obligations have been included in the Final Net Working Capital. Parent and any applicable Foreign Asset Seller shall be relieved of any obligation to make incentive compensation payments for the calendar year in which the Closing occurs but only to the extent such liabilities have been included in the Final Net Working Capital.

(10)         To the extent permitted by Law, the Buyer shall give to Parent, and Parent shall give to the Buyer, on a timely basis all requisite and pertinent information which Parent and the Buyer, respectively, may require in order to comply with their respective obligations with respect to the Non-U.S. Employees.

(11)         The Buyer shall comply with all obligations under applicable National Laws to provide information to Parent for onward transmission to Non-U.S. Employees or their representatives and/or to provide such information directly to the Non-U.S. Employees or their representatives.

(iii)          UK Pension Matters.

(1)           The Sellers shall retain the U.K. Pension Plan and the past service pension liabilities for employees and former employees of the U.K. Company within the U.K. Pension Plan.

(2)           The Buyer covenants and agrees that, except as may be required by applicable Law, it will not make any application or request or other submission of any kind in relation to the U.K. Pension Plan to the U.K. Pensions Regulator, without Parent’s prior written request or consent (and the Buyer acknowledges that, as of the date hereof, no such consent has been given and no such request has been made).

6.11         Inter-Company Dividends and Distributions; Excess Cash.

(a)           Pre-Closing Dividends. Other than Section 4.5(e), nothing set forth in this Agreement (including Section 6.1) shall interfere with, delay, or prevent the dividend, distribution or making of loans from time to time of any cash on hand among the Sellers, any Company, any Subsidiary or any of their respective Affiliates prior to the close of business on the day before the Closing Date; provided, that any such dividends or distributions made in respect of equity interests by a Transferred Company or Subsidiary are paid at the same time to the applicable equityholders on a pro rata basis in accordance with their respective equity interests.

(b)           Excess Cash at Closing. Following the Closing:

(i)            This Section 6.11(b)(i) is subject to the provisions of Section 6.11(b)(ii). If there is an Excess Parent Cash Amount, then the Buyer shall be obligated to pay to Parent in cash the Excess Parent Cash Amount solely from the proceeds of, and only to the extent of the proceeds of, cash dividends and distributions paid to the Buyer by the Transferred Companies of the cash held by the Transferred Companies and/or the Subsidiaries as of the open of business on the Closing Date that is included in the calculation of the Excess Parent Cash Amount. The Buyer shall use commercially reasonable efforts to, directly or indirectly, hold the cash included in the Excess Parent Cash Amount for the benefit of Parent in segregated accounts and not subject to any security, collateral, account control or similar obligations. The Buyer shall use commercially reasonable efforts to take or cause to be taken such actions as Parent may reasonably request with respect to the investment and control of the cash included in the Excess Parent Cash Amount. The Buyer shall use commercially reasonable efforts to cooperate with, and take direction from, Parent and its Affiliates with respect to the dividend or distribution of the cash included in the Excess Parent Cash Amount to the Buyer so that such amounts may be paid by the Buyer to Parent as promptly as reasonably practicable given the limitations set forth herein, including by using commercially reasonable efforts to cause the relevant Transferred Companies and Subsidiaries to complete the statutory audits required for any such dividend or distribution and to take any and all action as reasonably requested by Parent to dividend or distribute the Excess Parent Cash Amount. Parent shall indemnify the Buyer and its Affiliates for all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (including reasonable fees for outside counsel, accountants and other outside consultants) suffered or incurred by them and arising from the ownership of the Excess Parent Cash Amount and from any all actions taken at the direction or request of Parent pursuant to this Section 6.11(b), except in the case of any of the Buyer’s or its Affiliates’ gross negligence or willful misconduct.

(ii)           Notwithstanding anything in this Section 6.11(b) or elsewhere in this Agreement to the contrary, the Buyer’s obligations under this Agreement with respect to the Excess Parent Cash Amount shall be limited as follows:  (A) the Buyer’s obligations shall be limited to the extent they are reasonably determined based on the advice of outside counsel to violate applicable Law, (B) the Buyer’s obligations shall be limited by any restrictions set forth in the articles of association, bylaws or other organizational documents or Contracts of any Transferred Company or Subsidiary in effect as of immediately prior to the Closing, (C) the amount of any payment to Parent in respect of the Excess Parent Cash Amount may be reduced by the Buyer for any Losses realized or that are reasonably likely to be realized by the Buyer or its Affiliates in order to make the payments to Parent as contemplated by this Section 6.11(b) (including incremental Tax liabilities that are payable by the Buyer or any of its Affiliates in connection with such dividends or distributions, amounts payable to minority shareholders of the Transferred Companies or Subsidiaries in connection with such dividends or distributions, legal fees and other expenses to call and hold shareholder meetings, and the costs of any statutory audits that would not otherwise be required), and (D) the Buyer’s obligations shall be subject to and limited in all respects by any restrictions, limitations or prohibitions on the Buyer or its Affiliates set forth in any agreement between any of them and a third party source of debt financing. Between the date hereof and the Closing Date, the Buyer shall use commercially reasonable efforts to negotiate with any such debt financing sources appropriate exceptions in the financing documentation for such debt financing to minimize the extent to which clause (D) of the preceding sentence will limit the Buyer’s obligations hereunder. Following the Closing Date, in connection with any new debt financing or refinancing of debt by the Buyer or its Subsidiaries, the Buyer shall use commercially reasonable efforts to negotiate with any such debt financing sources appropriate exceptions in the financing documentation for such debt financing to minimize the extent to which the foregoing clause (D) will limit the Buyer’s obligations hereunder.

(iii)          For purposes of this Agreement, “Excess Parent Cash Amount” means an amount equal to the lesser of (A) the aggregate amount, if any, by which the amounts, if any, payable by the Buyer pursuant to Section 2.4 are reduced as a result of the Estimated Working Capital Adjustment Limitation and the Post-Closing Working Capital Adjustment Limitation and (B) the aggregate amount of cash (other than Restricted Cash) included in the Final Net Working Capital; provided, that to the extent that the amount of any cash held by a Transferred Company or Subsidiary (other than Restricted Cash) that is included in the Final Net Working Capital exceeds the distributable reserves (or equivalent items under local applicable Law) of such Transferred Company or Subsidiary as of the open of business on the Closing Date, the amount of such excess shall be excluded from and reduce the amount of the Excess Parent Cash Amount.

6.12         Intercompany Accounts. Except (i) to the extent included in the Additional Adjustment Amount and (ii) for obligations under the Transition Services Agreement, the Buyer Shared Facilities Agreement and the Parent Shared Facilities Agreement, Parent will cause all liabilities owing from any Transferred Company or Subsidiary to any of the Sellers or any of their Affiliates (except other Transferred Companies and Subsidiaries) as of the close of business on the day before the Closing Date to be discharged, terminated or cancelled (i.e., after the day before the Closing Date the Transferred Companies and Subsidiaries shall not have any obligation to repay such liabilities). The Sellers will cause all liabilities owing from any of the Sellers or any of their Affiliates (other than the Transferred Companies or Subsidiaries) to any Transferred Company or Subsidiary as of the close of business on the day before the Closing Date to be discharged, terminated or cancelled (i.e., after the Closing none of the Sellers or any of their Affiliates (other than the Transferred Companies or Subsidiaries) shall have any obligation to repay such liabilities).

6.13         Non-Solicitation of the Buyer’s Employees. For a period of two years following the Closing Date, the Sellers shall not, and shall cause their Affiliates not to, directly or indirectly, solicit for the purpose of offering employment or hire or offer to hire (whether as an employee or consultant) or in any other manner persuade or attempt to persuade any officer, employee or agent of any of the Transferred Companies or Subsidiaries or the Buyer identified by name in Section 6.13 of the Seller Disclosure Schedule to discontinue his or her relationship with such Transferred Company, Subsidiary, the Buyer or any of their Affiliates; provided, however, that (a) if any such officer, employee or agent has been terminated by such Transferred Company, Subsidiary or the Buyer for any reason, then this Section 6.13 shall not apply following the expiration of a period of 135 days after such termination, and (b) this Section 6.13 shall not prohibit a general solicitation for employment not specifically targeted to employees of the Business.

6.14         Non-Compete. For a period of three years following the Closing Date, the Sellers shall not, and shall cause their subsidiaries not to, in any state in the United States or in another jurisdiction in which the Business operates on the Closing Date (a) directly or indirectly, either as a principal, partner, agent, manager, stockholder, director, officer or in any other capacity, provide Claims Services; provided, however, that ownership of less than 5% of the voting stock of any Person providing Claims Services shall not constitute a violation hereof or (b) acquire or enter an agreement to acquire or merge or consolidate with any Person or business, if such Person or business (i) shall have generated greater than 20% of its revenue from Claims Services during its then most recently completed fiscal year, (ii) shall have generated greater than $100 million of its revenue from Claim Services during its then most recently completed fiscal year or (iii) shall be listed on Annex 6.14 attached hereto or shall be a successor to or Subsidiary of a Person listed on Annex 6.14; provided, however, that nothing contained in this Section 6.14 shall prohibit the acquisition, merger, consolidation or combination by any Seller with any Person or business that would otherwise be in violation of clause (b) above if, within 15 months of such acquisition, merger, consolidation or combination, such Seller shall have consummated the sale to a third party of such Person or business or substantially all of the assets of such Person or business that generated such Claims Services revenue; provided, further, that nothing contained in this Section 6.14 shall prohibit the Sellers or any of their respective Affiliates from providing products or services that it or they provide on the Closing Date, or reasonably related products or services that it or they may provide following the Closing Date, in each case in the ordinary course of business through Parent’s Dealer Services, Employer Services or Brokerage Services Groups. Due to the irreparable injury and damage to the Buyer that could result from a violation of this Section 6.14, the Buyer shall be entitled to seek injunctive relief against the violation by the Sellers of this Section 6.14 in addition to any remedy otherwise available to the Buyer. If any court of competent jurisdiction shall hold that the restrictions contained in this Section 6.14 are unreasonable, such restrictions shall be deemed to be reduced, but only to the extent necessary, in the opinion of such court, to make them reasonable. ADP Canada and the Buyer or its assignee shall enter into a joint election to have proposed subsection 56.4(7) of the Income Tax Act (Canada) apply to the above provision.

6.15         Transition Services. Between the date hereof and the Closing Date, the Buyer and Parent shall negotiate in good faith the scope and terms of any additional services that may need to be provided pursuant to the Transition Services Agreement and shall amend the form of Transition Services Agreement to reflect any such additional services to which they may agree.

6.16         Reorganization. Subject to Section 2.7, between the date hereof and the Closing Date, the Sellers shall, and shall cause their Affiliates to, take or cause to be taken all action and to do or cause to be done all things reasonably necessary, proper or advisable under applicable Laws to consummate and make effective, immediately prior to the Closing, the Reorganization. The Sellers agree to consult with the Buyer on the timing, structure, procedural steps and all other matters relating to the Reorganization. As used in this Agreement, the “Reorganization” means the actions described in

Section 6.16 of the Seller Disclosure Schedule. If and to the extent that any portion of the Reorganization (other than the Czech Reorganization, which is the subject of Section 2.7) has not occurred on or prior to the Closing, and the transfer of the applicable securities, assets or liabilities (the “Delayed Transfer Assets”) as contemplated by the Reorganization has not been consummated, then, notwithstanding anything to the contrary set forth herein, the Buyer or its Affiliate shall thereafter, directly or indirectly, hold the Delayed Transfer Assets for the use and benefit of Parent. In addition, the Buyer shall take or cause to be taken such other actions as may be reasonably requested by Parent in order to place Parent in the same position as if such portion of the Reorganization had been consummated on or prior to the Closing, so that all the benefits and burdens relating to the Delayed Transfer Assets, including possession, use, risk of loss, potential for gain, and dominion, control and command over the Delayed Transfer Assets, are to inure from and after the Closing to Parent. Following the Closing, Parent shall be entitled to, and shall be responsible for, the management of any Delayed Transfer Assets not transferred pursuant to the Reorganization and the parties hereto agree to use commercially reasonable efforts to cooperate and coordinate with respect thereto. Parent shall, and shall cause its Affiliates to, use commercially reasonable efforts to consummate such portion of the Reorganization as promptly as practicable thereafter, and the Buyer shall, and shall cause its Affiliates to, use commercially reasonable efforts to cooperate with Parent and its Affiliates in consummating such portion of the Reorganization. Parent shall indemnify the Buyer and its Affiliates for all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (including reasonable fees for outside counsel, accountants and other outside consultants) suffered or incurred by them and arising from (i) the ownership and operation of the Delayed Transfer Assets from and after the Closing, (ii) the performance of, or failure to perform, Parent’s obligations under this Section 6.16, except in the case of any of the Buyer’s or its Affiliates’ gross negligence or willful misconduct or (iii) any liabilities or obligations of or related to ADP Wilco (Australia) Pty., Czech Audatex (other than the Czech Business Assets) or the two employees of Audatex Slovakia s.r.o. to be transferred to an Affiliate of Parent pursuant to the Reorganization.

6.17         Financing.

(a)           The Buyer shall use its commercially reasonable efforts to arrange the Debt Financing on the terms and conditions described in the Commitment Letter, including using its commercially reasonable efforts to (i) negotiate definitive agreements with respect thereto on terms and conditions contained therein, (ii) satisfy on a timely basis all conditions applicable to the Buyer in such definitive agreements that are within its control and (iii) consummate the Debt Financing at the Closing. The Buyer shall obtain the Equity Financing upon satisfaction or waiver of (A) the conditions to Closing set forth in Article VII and Article VIII and (B) the conditions to the funding of the Debt Financing (or any alternative financing) (in the case of clauses (A) and (B), other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions). In the event any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Commitment Letter, the Buyer shall use its commercially reasonable efforts to arrange to obtain any such portion from alternative sources on terms that are not materially less beneficial to the Buyer and the Transferred Companies as promptly as practicable following the occurrence of such event. The Buyer shall give the Sellers notice of any material breach by any party to the Commitment Letter or any termination of the Commitment Letter promptly upon becoming aware of any such breach or termination. The Buyer shall keep the Sellers informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Financing. The Buyer shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Equity Funding Letter without obtaining the Sellers’ prior written consent (not to be unreasonably withheld or delayed). For the avoidance of doubt, if the Debt Financing (or any alternative financing) has not been obtained, the Buyer shall continue to be obligated to consummate the Transaction on the terms contemplated by this Agreement and subject only to the satisfaction or waiver of the conditions set forth in Article VII and to the Buyer’s rights under Section 11.1, regardless of whether the Buyer has complied with all of its other obligations under this Agreement (including its obligations under this Section 6.17(a)).

(b)           The Sellers agree to provide, and shall cause the Companies and Subsidiaries and the Sellers’, the Companies’ and Subsidiaries’ respective officers, employees, representatives, and advisors, including legal and accounting, of the Sellers, the Companies and Subsidiaries to provide, all reasonable cooperation in connection with the arrangement of the Debt Financing as may be reasonably requested by the Buyer (provided, that such requested cooperation does not (i) unreasonably interfere with the ongoing operations of any Seller, any Company and any Subsidiary, (ii) cause any representation or warranty in this Agreement to be breached, (iii) cause any condition to Closing set forth in Article VII to fail to be satisfied or otherwise cause any breach of this Agreement or any material agreement to which any Seller or any Company or Subsidiary is a party or (iv) involve any binding commitment by any Seller or any Company or Subsidiary which commitment is not conditioned on the Closing and does not terminate without liability to the Sellers, any Company and any Subsidiary upon the termination of this Agreement), including (A) participation in meetings, presentations, road shows, drafting sessions, due diligence sessions and sessions with rating agencies, (B) upon request, furnishing the Buyer and its financing sources with financial and other pertinent information regarding the Transferred Companies and Foreign Assets as may be reasonably requested by the Buyer, (C) assisting the Buyer and its financing sources in the preparation of offering documents, materials for rating agency presentations, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the financing, (D) executing and delivering at Closing any pledge and security documents, other definitive financing documents, or other certificates, legal opinions or documents as may be reasonably requested by the Buyer (including using commercially reasonable efforts to facilitate any amendments to the articles of incorporation, bylaws or other organizational documents of any Transferred Company or Subsidiary reasonably requested by the Buyer in connection with such security or other financing documents), (E) furnishing the Buyer and its financing sources with financial and other pertinent information regarding the Companies and the Subsidiaries as may be reasonably requested by the Buyer, including all financial statements and financial data of the type required by Regulation S-X and Regulation S-K under the Securities Act and of type and form customarily included in private placements under Rule 144A of the Securities Act, to consummate the offerings of debt securities contemplated by the Debt Commitment Letters at the time during the Company’s fiscal year such offerings will be made, (F) using commercially reasonable efforts to obtain management representation letters, accountants’ comfort and reliance letters and opinions, legal opinions, surveys and title insurance as reasonably requested by the Buyer, and (G) reasonably cooperating with the marketing efforts of the Buyer and its financing sources for any debt raised by the Buyer to complete the Transaction; provided, that none of the Sellers, any Company or any Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing, except, in the case of the Transferred Companies and Subsidiaries, following the Closing. The Buyer shall, promptly upon request by the Sellers, reimburse the Sellers, as the case may be, for all reasonable out-of-pocket costs incurred by any Seller, any Company or any Subsidiary in connection with such cooperation. The Buyer shall indemnify and hold harmless each of the Sellers, Transferred Companies and Subsidiaries and their respective representatives for and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (including reasonable fees for outside counsel, accountants and other outside consultants) suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than historical information relating to the Sellers, any Company or any Subsidiary), except in the case of any Seller’s, any Transferred Company’s or Subsidiary’s or any of their respective representatives’ gross negligence or willful misconduct. Notwithstanding anything in this Agreement to the contrary, the condition set forth in Section 7.1, as it applies to the Sellers’ obligations under this Section 6.17(b), shall be deemed satisfied unless (i) the Debt Financing (or any alternative financing) has not been obtained primarily as a result of the Sellers’ material breach of their obligations under this Section 6.17(b) and (ii) such material breach has had a material and adverse effect on the Buyer’s ability to obtain the Debt Financing (or any alternative financing).

(c)           All non-public or otherwise confidential information regarding any Seller, any Company, any Subsidiary, the Foreign Assets or the Business obtained by the Buyer or its representatives pursuant to Section 6.17(b) shall be kept confidential in accordance with the Non-Disclosure Agreement.

6.18         Insurance. Prior to the Closing, Parent shall use commercially reasonable efforts to cause any carriers who have underwritten insurance policies of Parent which provide insurance coverage to the Business to continue to make coverage available to the Business following the Closing Date for claims arising out of occurrences prior to the Closing Date. Parent acknowledges the right of the Buyer for access to the benefit of such insurance for such pre-Closing occurrences. Following the Closing Date, Parent and the Buyer shall cooperate with and assist the other in issuing notices of claims under such insurance policies, presenting such claims for payment and collecting insurance proceeds related thereto.

6.19         ABZ Share Purchase Agreement Obligations. Following the Closing, for the benefit of the Shareholder Clients (as defined in the ABZ Share Purchase

Agreement), the Buyer shall, and shall cause its Affiliates to, ensure that the Group (as defined in the ABZ Share Purchase Agreement) shall perform its obligations under Clauses 15.1 and 15.2 of the ABZ Share Purchase Agreement, a true and correct copy of which has previously been made available to the Buyer. Parent represents and warrants that Clauses 15.1 and 15.2 of the ABZ Share Purchase Agreement set forth the services, products and service levels required to be provided to the Shareholder Clients pursuant to the ABZ Share Purchase Agreement. The Buyer shall indemnify the Sellers and their respective Affiliates for all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties (including reasonable fees for outside counsel, accountants and other outside consultants) suffered or incurred by them and arising from the Group’s performance of, or failure to perform, its obligations under Clauses 15.1 and 15.2 of the ABZ Share Purchase Agreement on or after the Closing Date.

6.20         Notification of Certain Matters. The Sellers shall give prompt notice to the Buyer, and the Buyer shall give prompt notice to the Sellers, upon obtaining knowledge thereof, of (a) the occurrence, or failure to occur, of any event that such party believes would be likely to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate at any time from the date of this Agreement to the Closing Date, the effect of which would cause either of the conditions to Closing set forth in Sections 7.1 or 8.1 not to be satisfied and (b) any material failure by it to comply with or satisfy any covenant, or agreement to be complied with or satisfied by it under this Agreement; provided, however, that failure to give such notice shall not constitute a waiver of any defense that may be validly asserted.

6.21         Exclusivity. Until this Agreement is terminated by its terms, Parent shall not, and shall cause its Affiliates to not, and none of Parent or any of its Affiliates shall cause or permit any officer, director, representative, or agent or any other Person acting on behalf of Parent or any of its Affiliates to, (a) solicit, initiate or encourage the submission of any proposal or offer from any Person (including any of them) relating to any (i) liquidation, winding-up, dissolution or recapitalization of, (ii) merger or consolidation with or into, (iii) acquisition or purchase of assets of or any equity interest in or (iv) similar transaction or business combination involving, in the case of clauses (i)-(iv), the Business, the Companies or the Subsidiaries or (b) participate in any discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any effort or attempt by any Person to do or seek any of the foregoing. Parent shall, and shall cause its Affiliates to, discontinue immediately any negotiations or discussion with respect to any of the foregoing. Until this Agreement is terminated by its terms, Parent shall notify the Buyer immediately if any Person makes any proposal, offer, inquiry or contact with respect to any of the foregoing and shall provide the Buyer with the terms thereof.

6.22         Director Resignations. Prior to the Closing, except as otherwise specified in writing by the Buyer to Parent prior to the Closing Date, Parent shall (a) deliver to the Buyer evidence of the resignation, effective as of the Closing, of all of the directors of the Transferred Companies and Subsidiaries included in the ACS Entities that Parent or its Affiliates have the right to remove (without loss or liability), appoint or designate, and (b) use commercially reasonable efforts to deliver to the Buyer evidence of the resignation, effective as of the Closing, of all of the directors of the Transferred Companies and Subsidiaries included in the ABZ Entities and the Audatex Entities that Parent or its Affiliates have the right to remove (without loss or liability), appoint or designate.

6.23         Informex Matter. Parent shall use commercially reasonable efforts to facilitate a meeting with each of the two entities that are currently shareholders of Informex S.A. identified in Section 6.23 of the Seller Disclosure Schedule to discuss the draft letter agreement referred to in Section 6.23 of the Seller Disclosure Schedule (the “2006 Informex Letter”), and Parent shall assist the Buyer in obtaining agreement on such 2006 Informex Letter by such shareholders; provided, that the condition set forth in Section 7.1, as it applies to Parent’s obligations under this Section 6.23, shall be deemed satisfied notwithstanding the failure of Parent to cause such meeting(s) to occur or to obtain agreement of such shareholders to the 2006 Informex Letter on or prior to the Closing Date.

6.24         ChoiceParts. On or after the Closing, to the extent owned, held or licensed by Parent or its Affiliate, Parent shall, or shall cause such Affiliate to, in each case to the extent reasonably possible and subject to any limitations in Parent’s or its Affiliate’s rights, grant to the Buyer (i) co-ownership in the patents, copyrights and trade secrets in the ChoiceParts, LLC Advanced Parts Locator that, in each case, relate to the Business, if any (the “Advanced Parts Locator IP”), for use in connection with the Business or (ii) a non-exclusive, royalty-free, perpetual license to use the Advanced Parts Locator IP in connection with the Business. With respect to the dissolution of ChoiceParts, LLC, Parent shall not, or shall cause its applicable Affiliate not to, agree that any of the other members of ChoiceParts, LLC will receive greater rights in the Advanced Parts Locator IP than Parent or such Affiliate.

6.25         Overdraft Facilities. Parent will cause all of the overdraft facilities identified in Section 6.25 of the Seller Disclosure Schedule to be discharged, terminated or cancelled with respect to the Transferred Companies and Subsidiaries on or prior to the Closing.

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATION OF THE BUYER TO CLOSE

The obligation of the Buyer to enter into and complete the Closing is subject to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by the Buyer:

7.1           Representations and Covenants. The representations and warranties of the Sellers contained in Article III and Article IV to the extent qualified by “materiality” or by reference to a “Business Material Adverse Effect” shall be true and correct in all respects and, to the extent not so qualified, shall be true and correct in all material respects, in each case on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for those representations and warranties that are expressly limited by their terms to dates or times other than the Closing Date, which representations and warranties need only be true and correct as aforesaid as of such other dates or times. Notwithstanding the foregoing, the condition contained in this Section 7.1 shall be deemed satisfied if the failure of any of the representations and warranties referenced in this Section 7.1 (without regard to any qualification as to “materiality” or “Business Material Adverse Effect”) to be true and correct do not, and would not be reasonable likely to, have a Business Material Adverse Effect. The Sellers shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Sellers on or prior to the Closing Date. The Sellers shall have delivered to the Buyer a certificate, dated the date of the Closing and signed by an officer of Parent, to the foregoing effect.

7.2           HSR Act Filing, Other Approvals and Requirements

(a)           Any Person required in connection with the transactions contemplated hereby to file a notification and report form in compliance with the HSR Act shall have filed such form and the applicable waiting period with respect to each such form (including any extension thereof by reason of a request for additional information) shall have expired or been terminated.

(b)           Any approvals or waiting periods required under each of the Foreign Antitrust Laws identified in Section 7.2(b) of the Seller Disclosure Schedule in connection with the transactions contemplated hereby shall have been obtained or expired, as the case may be.

7.3           No Orders. No Order shall have been issued or Litigation initiated by any Governmental Body to restrain or prohibit, or to obtain damages, or to impose material conditions on the Business that would have a Business Material Adverse Effect, or a discovery order in respect of, this Agreement, any other Transaction Document or the consummation of the transactions contemplated hereby.

7.4           Other Transaction Documents.

(a)           Each of the Foreign Asset Sellers and Parent shall have executed an agreement substantially in the form attached hereto as Exhibit A (collectively, the “Asset Transfer Agreements”), and the transactions contemplated by the Asset Transfer Agreements shall have occurred contemporaneously with the Closing.

(b)           Except as set forth in Section 2.7(a), each of the Foreign Share Sellers and Parent shall have executed an agreement substantially in the form attached hereto as Exhibit B (collectively, the “Foreign Share Transfer Agreements”), and the transactions contemplated by the Foreign Share Transfer Agreements shall have occurred contemporaneously with the Closing.

(c)           The Transition Services Agreement, substantially in the form attached hereto as Exhibit C (the “Transition Services Agreement”) shall have been executed by Parent.

(d)           The Parent Shared Facilities Agreement, substantially in the form attached hereto as Exhibit D (the “Parent Shared Facilities Agreement”) shall have been executed by Parent.

(e)           The Buyer Shared Facilities Agreement, substantially in the form attached hereto as Exhibit E (the “Buyer Shared Facilities Agreement”) shall have been executed by Parent.

7.5           Reorganization. Except as set forth in Section 2.7(a), the Reorganization shall have been consummated, and Parent shall have provided the Buyer with evidence of the consummation thereof.

ARTICLE VIII

CONDITIONS PRECEDENT
TO THE OBLIGATION OF THE SELLERS TO CLOSE

The obligation of the Sellers to enter into and complete the Closing is subject to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by the Sellers:

8.1           Representations and Covenants. The representations and warranties of the Buyer contained in Article V (other than the representations and warranties contained in Section 5.6) to the extent qualified by materiality shall be true and correct in all respects and, to the extent not so qualified, shall be true and correct in all material respects, in each case on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for those representations and warranties that are expressly limited by their terms to dates or times other than the Closing Date, which representations or warranties need only be true and correct as aforesaid as of such other dates or times. The Buyer shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by the Buyer on or prior to the Closing Date. The Buyer shall have delivered to Parent a certificate, dated the date of the Closing and signed by an officer of the Buyer, to the foregoing effect.

8.2           HSR Act Filing, Other Approvals and Requirements

(a)           Any Person required in connection with the transactions contemplated hereby to file a notification and report form in compliance with the HSR Act shall have filed such form and the applicable waiting period with respect to each such form (including any extension thereof by reason of a request for additional information) shall have expired or been terminated.

(b)           Any approvals or waiting periods required under each of the Foreign Antitrust Laws identified in Section 7.2(b) of the Seller Disclosure Schedule in connection with the transactions contemplated hereby shall have been obtained or expired, as the case may be.

8.3           No Orders. No Order shall have been issued or Litigation initiated by any Governmental Body to restrain or prohibit, or to obtain damages or to impose material conditions on the Business that would have a Business Material Adverse Effect, or a discovery order in respect of, this Agreement, any other Transaction Document or the consummation of the transactions contemplated hereby.

8.4           Other Transaction Documents.

(a)           The Asset Transfer Agreements shall have been executed by the Buyer, and the transactions contemplated by the Asset Transfer Agreements shall have occurred contemporaneously with the Closing.

(b)           Except as set forth in Section 2.7(a), the Foreign Share Transfer Agreements shall have been executed by the Buyer, and the transactions contemplated by the Foreign Share Transfer Agreements shall have occurred contemporaneously with the Closing.

(c)           The Transition Services Agreement shall have been executed by the Buyer.

(d)           The Parent Shared Facilities Agreement shall have been executed by the Buyer.

(e)           The Buyer Shared Facilities Agreement shall have been executed by the Buyer.

ARTICLE IX

SURVIVAL; INDEMNIFICATION

9.1           Indemnification by Sellers.

(a)           From and after the Closing, subject to the express provisions of this Article IX and except as otherwise provided in Article X, the Sellers shall jointly and severally indemnify, defend and hold harmless the Buyer, its Affiliates and the respective officers, directors, employees and agents of the Buyer and its Affiliates (collectively, the “Buyer Indemnified Parties”) from and against all claims, liabilities, losses, damages and costs (including the reasonable fees and expenses of counsel), fines and penalties, whether or not involving a Third Party Claim (collectively, “Losses”) incurred or suffered by a Buyer Indemnified Party relating to or arising out of:

(i)            any breach of (A) any representation or warranty made by the Sellers in Article III or Article IV of this Agreement or in any certificate delivered by a Seller to the Buyer with respect thereto in connection with the Closing, other than the representations and warranties contained in Section 3.1, 3.2(a), 3.2(b)(i), 3.3, 4.4(a), 4.11(a), 4.11(b)(i) or 4.16 (it being understood that, for purposes of this Article IX, such representations and warranties, other than the representations and warranties contained in Sections 4.5(a), 4.5(b), 4.5(c), 4.6, 4.12(a)(iii), 4.12(a)(iv), 4.15 and the first sentence of 4.17(a), will be interpreted without giving effect to any qualifications or limitations as to “materiality” or “Business Material Adverse Effect”) or (B) the covenant of the Sellers set forth in Section 6.20; provided, that with respect to any Losses attributable to the inaccuracy of any representation or warranty made by the Sellers in Section 4.7 (a “Tax Loss”), the Sellers shall indemnify the Buyer only to the extent such inaccuracy gives rise to a Tax Loss in a Pre-Closing Taxable Period;

(ii)           any breach of any representation or warranty made by the Sellers in Section 3.1, 3.2(a), 3.2(b)(i), 3.3, 4.4(a), 4.11(a), 4.11(b)(i) or 4.16 of this Agreement or in any certificate delivered by a Seller to the Buyer with respect thereto in connection with the Closing (it being understood that, for purposes of this Article IX, such representations and warranties will be interpreted without giving effect to any qualifications or limitations as to “materiality” or “Business Material Adverse Effect”);

(iii)          any breach by any of the Sellers of any of their covenants under this Agreement, any Foreign Share Transfer Agreement or any Asset Transfer Agreement;

(iv)          without duplication, any Income Taxes relating to periods prior to the Closing;

(v)           the Excluded Matters;

(vi)          Title IV of ERISA or Section 412 or 4971 of the Code; or

(vii)         the U.K. Pension Plan (including any Losses incurred by or in respect of the U.K. Company through its involvement with the U.K. Pension Plan including any amount of which is now or which might or will at some future date be treated as a debt of the U.K. Company for the purpose of section 75 of the Pensions Act 1995 as a result of that section applying to the U.K. Pension Plan or (except in relation to any Loss which arises following a breach by the Buyer of its covenant set forth in Section 6.10(c)(iii)(2) not to make any application or request or other submission of any kind in relation to the U.K. Pensions Plan to the U.K. Pensions Regulator without Parent’s prior written request or consent) in connection with any other applicable legislation coming into force after the date of this Agreement and whether amended, consolidated or re-enacted or on any other basis and whether before or after the date of this Agreement) or any Losses imposed by the U.K. Pensions Regulator on the U.K.

Company or its Affiliates under a contribution notice issued under section 38 of the U.K. Pensions Act 2004 or a financial support direction issued under section 43 of the U.K. Pensions Act 2004, in relation to the U.K. Pension Plan.

(b)           Subject to the express provisions of this Article IX, and notwithstanding any provision to the contrary, none of the Sellers shall have any liability under Section 9.1(a)(i):

(i)            in connection with any claim unless and until the aggregate liability that all such Persons would, but for this Section 9.1(b)(i), have in connection with such claim for any breach, exceeds an amount equal to $75,000; provided, however, that related items or items having a common root cause or origin shall be aggregated for purposes of this clause (i) and that individual items not meeting the threshold set forth in this clause (i) shall nevertheless be taken into account for purposes of clause (ii) below;

(ii)           unless and until the aggregate liability of all such Persons under Section 9.1(a)(i) and Section 9.1(a)(vi) would, but for this Section 9.1(b)(ii), have exceeded on a cumulative basis an amount equal to $12,500,000; and

(iii)          to the extent the aggregate liability of all such Persons under Section 9.1(a)(i), Section 9.1(a)(v) and Section 9.1(a)(vi), taken together, would, but for this Section 9.1(b)(iii), have exceeded $50,000,000;

provided, however, that Sections 9.1(b)(i), (ii) and (iii) shall not limit the liability of the Sellers under Section 9.1(a)(i) with respect to Tax Losses attributable to Income Taxes arising in a Pre-Closing Taxable Period.

9.2           Indemnification by the Buyer.

(a)           From and after the Closing, subject to the express provisions of this Article IX and except as otherwise provided in Article X, the Buyer shall indemnify, defend and hold harmless the Sellers and their respective Affiliates and the respective officers, directors, employees and agents of the Sellers and their respective Affiliates (collectively, the “Seller Indemnified Parties”) from and against all Losses incurred or suffered by a Seller Indemnified Party, relating to or arising out of:

(i)            any breach of (A) any representation or warranty made by the Buyer in this Agreement or in any certificate delivered by the Buyer to a Seller with respect thereto in connection with the Closing (it being understood that, for purposes of this Article IX, such representations and warranties will be interpreted without giving effect to any qualifications or limitations as to “materiality”) or (B) the covenant of the Buyer set forth in Section 6.20;

(ii)           any breach by the Buyer of any of its covenants under this Agreement, any Foreign Share Transfer Agreement or any Asset Transfer Agreement;

(iii)          the operation of the Business from and after the Closing; provided, that this clause (iii) shall not limit or qualify the scope of the indemnification in Section 9.1(a); or

(iv)          any and all Tax Losses arising out of Taxes of the Transferred Companies or Subsidiaries for periods after the Closing.

(b)           Subject to the express provisions of this Article IX, and notwithstanding any provision to the contrary:

(i)            the Buyer shall have no liability under Section 9.2(a)(i) in connection with any claim unless and until the aggregate liability that the Buyer would, but for this Section 9.2(b)(i), have in connection with such claim for any inaccuracy or breach, exceeds an amount equal to $75,000; provided, however, that related items or items having a common root cause or origin shall be aggregated for purposes of this clause (i) and that individual items not meeting the threshold set forth in this clause (i) shall nevertheless be taken into account for purposes of clause (ii) below;

(ii)           the Buyer shall have no liability under Section 9.2(a)(i) unless and until the aggregate liability of the Buyer under Section 9.2(a)(i) would, but for this Section 9.2(b)(ii), have exceeded on a cumulative basis an amount equal to $12,500,000; and

(iii)          the aggregate liability of the Buyer under Section 9.2(a)(i) shall not exceed $50,000,000.

9.3           Procedures for Indemnification. Except as otherwise provided in Article X, which shall be the exclusive provision governing Contests and Tax Claims:

(a)           If any suit, action, proceeding, investigation, claim or demand shall be brought or asserted by any third Person (including any Governmental Body) (a “Third Party Claim”) against any Person in respect of which indemnity may be sought pursuant to Section 9.1 or Section 9.2, such Person (the “Indemnified Person”) shall notify the Person against whom such indemnity may be sought (the “Indemnifying Person”) in writing in reasonable detail of the Third Party Claim within 30 days after receipt by such Indemnified Person of formal notice of such Third Party Claim, and, thereafter, such Indemnified Person shall promptly forward to the Indemnifying Person a copy of all notices and documents (including court papers) received by the Indemnified Person pursuant to the Third Party Claim; provided, however, that the failure to give such notification within 30 days after such receipt of formal notice and the failure to forward a copy of such notices and documents shall not affect the obligations of the Indemnifying Person or the rights of the Indemnified Person except to the extent the Indemnifying Person has actually been prejudiced as a result of such failure.

(b)           Upon the receipt by the Indemnifying Person of notice of a Third Party Claim, the Indemnifying Person may electto assume the defense of such Third Party Claim by promptly delivering a notice to the Indemnified Person of the assumption of such defense and to retain defense counsel to represent the Indemnified Person; provided, that if (i) the Third Party Claim primarily seeks injunctive relief that would materially and adversely affect the Indemnified Party or (ii) the Loss involves a claim of criminal conduct against the Indemnified Party, the Indemnifying Party may not assume the defense of any such claim. If the Indemnifying Person so elects to assume the defense of a Third Party Claim, then (i) the Indemnified Person may participate in such defense and employ counsel, at such Indemnified Person’s expense, separate from the reasonably acceptable counsel employed by the Indemnifying Person, but so long as it diligently pursues such defense, the Indemnifying Person shall control such defense, shall be empowered to make any settlement with respect to such Third Party Claim in the manner set forth in Section 9.3(c) and shall not be liable to such Indemnified Person for the fees and expenses of the separate counsel retained by such Indemnified Person, and (ii) the Indemnified Person and any other Indemnified Persons will reasonably cooperate with the Indemnifying Person in such defense, including by providing, upon the reasonable request of the Indemnifying Person, books, records and all other reasonably necessary items and by making available employees on a mutually convenient basis.

(c)           No Indemnifying Person shall, without the prior written consent of the Indemnified Person, which shall not unreasonably be withheld, effect any settlement of any pending or threatened Third Party Claim in respect of which such Indemnified Person is a party, or is subject, and in respect of which indemnity is sought hereunder by such Indemnified Person, if such settlement provides for any relief other than the payment of money damages for which such Indemnified Person is indemnified in full.

(d)           The Indemnifying Person shall, at any time, be entitled to elect to no longer defend a Third Party Claim; provided, that the Indemnifying Person shall reasonably assist in transitioning the defense of such Third Party Claim back to the Indemnified Person and that the Indemnifying Person shall not be entitled to make a claim for reimbursement of expenses incurred in connection with its assumption of the defense of such Third Party Claim.

(e)           In the event any Indemnified Person should have a claim against the Indemnifying Person under this Article IX that does not involve a Third Party Claim being asserted against such Indemnified Person, the Indemnified Person shall deliver written notice of such claim, specifying with particularity and detail the nature of such claim. If the Indemnifying Person objects to such claim in a timely manner, the Indemnified Person and the Indemnifying Person shall proceed in good faith to resolve such dispute and, upon the failure to resolve such dispute, the parties may pursue remedies in accordance with Section 12.1.

(f)            Notwithstanding anything herein to the contrary, no party to this Agreement shall be obligated to make indemnification payments under Section 9.1(a)(i), 9.1(a)(ii), 9.1(a)(iii), 9.1(a)(iv), 9.1(a)(v) or 9.2(a)(i) unless the Indemnified Person shall have delivered to the Indemnifying Person written notification pursuant to Sections 9.1 and 9.2, on or before:

(i)            October 1, 2007, with respect to any such indemnification claim under (A) Section 9.1(a)(i), 9.1(a)(ii) or 9.2(a)(i), as the case may be, that arises from a breach of any representation or warranty set forth in this Agreement, except for those set forth in Sections 3.1, 3.2(a), 3.3 and 4.4(a), and (B) Section 9.1(a)(iii) or 9.2(a)(ii), as the case may be, that arises from a breach of any covenants or other agreements of the Sellers or the Buyer that were to be performed prior to the Closing Date;

(ii)           the date of expiration of the applicable statute of limitations with respect to any such indemnification claim under Section 9.1(a)(iv) for Income Taxes relating to periods prior to the Closing;

(iii)          at any time with respect to any such indemnification claim under Section 9.1(a)(ii) that arises from a breach of any representation or warranty set forth in Section 3.1, 3.2(a), 3.3 or 4.4(a); and

(iv)          the fifth anniversary of the Closing Date with respect to any such indemnification claim under Section 9.1(a)(v) that arises from any of the Excluded Matters.

9.4          Sole Remedy; No Duplication; Other Provisions.

(a)           Any liability for indemnification hereunder shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(b)           From and after the Closing, except as provided in Article X, the exclusive remedy of each party in connection with this Agreement and the transactions contemplated hereby shall be those provided in this Article IX, except that this exclusive remedy for damages shall not preclude a Person from bringing an action for fraud claims or injunctive relief as provided in Section 6.14. The Buyer shall, and shall cause the Transferred Companies and Subsidiaries to, take all reasonable steps to mitigate any Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses with respect to which indemnification may be requested hereunder.

(c)           The amount of the Indemnifying Person’s liability under this Agreement shall be determined (i) net of any specific reserves, liability accruals or other provisions for such Losses on the face of the combined balance sheet of the Business as of the Closing Date or amounts that otherwise constitute the Restructuring

Amount, the Pension Amount, the Additional Adjustment Amount or the ABZ Retention Amount, provided that such limitation shall not apply in the case of any liability for which a Seller has agreed to be liable or to retain or assume pursuant to this Agreement, and (ii) after taking into account any applicable insurance proceeds (net of reasonably expected costs of recovery, retroactive or prospective premium adjustments, and chargebacks related to such insurance claim) received or reasonably expected to be received by the Indemnified Party. Any and all payments or offsets pursuant to this Agreement shall be deemed for all purposes to be adjustments to the Purchase Price. None of the Buyer Indemnified Parties shall be entitled to recover any Losses relating to any matter arising under one provision of this Agreement to the extent that such Buyer Indemnified Party has already recovered the full amount of such Buyer Indemnified Party’s Losses with respect to such matter pursuant to other provisions of this Agreement.

(d)           Without limiting the generality of the foregoing, and notwithstanding any provisions to the contrary, the operation of the adjustment to the Purchase Price pursuant to Section 2.4 is an exclusive remedy (except in the case of fraud) (i) in respect of the assets, liabilities, Indebtedness and obligations and related items, in each case, to the extent included in the final determination of the Final Net Working Capital or otherwise in the Restructuring Amount, the Pension Amount, the Additional Adjustment Amount or the ABZ Retention Amount, and (ii) in respect of any matter forming the basis for a reduction in the Net Working Capital requested by the Buyer (whether or not included in the final determination of the Final Net Working Capital) in its calculation of the Final Net Working Capital, and no Buyer Indemnified Party shall be entitled to any additional recourse in respect thereof, whether arising from a breach of a representation or warranty or otherwise.

(e)           None of the Seller Indemnified Parties shall have any claims or rights to contribution or indemnity from any of the Transferred Companies or the Subsidiaries or any of their respective officers, directors, partners or managers with respect to any amounts paid by them pursuant to this Agreement.

(f)            To the extent that an Indemnified Person recognizes a Tax benefit with respect to a Loss that is the subject of an indemnification payment pursuant to this Article IX, the Indemnifying Person shall be entitled to such Tax benefit and the Indemnified Person shall pay to the Indemnifying Person the amount of such Tax benefit (but not in excess of the indemnification payment or payments actually received from the Indemnifying Person with respect to such Loss) at such time or times as and to the extent that the Indemnified Person or any Affiliate thereof actually realizes such benefit through a refund of Tax or reduction in the actual amount of Taxes which such Indemnified Person or Affiliate would otherwise have had to pay if such Loss had not been incurred, calculated by computing the amount of Taxes before and after inclusion of any Tax items attributable to such Loss for which indemnification was made and treating such Tax items as the last items claimed for any taxable year; provided, that any such Tax benefit shall be reduced by the amount of Tax detriment (including the tax effect of any item of income or gain or other item (including any decrease in Tax basis) which increases any amounts paid or payable with respect to Taxes, any reduction in the amount of any refund of Tax which would otherwise have been available, the utilization of any net operating loss or capital loss or the utilization of any Tax credits or other Tax attributes) that the Indemnified Party suffered as a result of any indemnification payment pursuant to this Article IX. For the avoidance of doubt, the Buyer will provide to Parent such information as Parent may reasonably request from time to time in order to verify whether the Buyer has or has not recognized Tax benefits described in this Section 9.4(f).

ARTICLE X

TAX MATTERS

10.1        Preparation of Tax Returns and Payment of Taxes.

(a)           Except as otherwise provided herein, Parent shall prepare (or cause to be prepared) and, timely file all Tax Returns (“Pre Closing Tax Returns”) of each of the Companies and Subsidiaries with respect to any taxable period ending on or before the Closing Date (“Pre Closing Taxable Period”) and, except as otherwise provided herein, shall pay (or cause to be paid) any Taxes due in respect of such Pre Closing Tax Returns. The Buyer shall not have the right to review any Pre-Closing Tax Returns. Such Tax Returns shall be prepared on a basis consistent with those prepared for prior taxable periods unless a different treatment is permitted or required by applicable Law. In the case of Pre Closing Tax Returns that are filed after the Closing Date, other than consolidated, combined or unitary Tax Returns that include one or more of the Transferred Companies or Subsidiaries together with Parent or an Affiliate of Parent other than the Transferred Companies or Subsidiaries, Parent shall (A) provide the Buyer with such prepared Tax Returns in sufficient time for the Buyer to timely file, or cause to be timely filed, such Tax Returns (and the Buyer shall timely file, or cause to be timely filed, such Tax Returns), but in any event at least two Business Days prior to the due date for such Tax Return, and (B) provide to the Buyer at such time an amount equal to the excess of (x) the Tax liability shown on such Tax Return over (y) the sum of (1) all estimated or similar Tax payments made or caused to be made by Parent on or prior to the Closing Date with respect to such Tax and, without duplication, all credits arising on or prior to the Closing Date with respect to such Tax, (2) any prior payments with respect to such Tax made or caused to be made by Parent pursuant to this Article X, (3) any amounts collected or withheld and held by or on behalf of Parent, the Transferred Companies or Subsidiaries as of the Closing Date pending remittance to Tax authorities in respect of such Tax and (4) any portion of such Tax liability arising as a result of any actions taken by the Transferred Companies or Subsidiaries on or after the Closing Date that are outside the ordinary course of business unless explicitly provided for in this Agreement. The Buyer shall cause the Transferred Companies and Subsidiaries and their respective Affiliates to take such actions as Parent may reasonably request in connection with the filing of refund claims and amended Tax Returns with respect to Pre-Closing Taxable Periods; provided, that in the case of refund claims and amended Income Tax Returns relating to any of the Foreign Companies, such claims and amended Income Tax Returns do not cause a material detriment to the Buyer or any of the Transferred Companies or Subsidiaries for taxable periods or partial taxable periods after the Closing Date.

(b)           The Buyer shall prepare (or cause to be prepared) and file or cause to be filed when due all Tax Returns not otherwise the responsibility of Parent pursuant to Section 10.1(a) and shall remit any Taxes due in respect of such Tax Returns. With respect to any Tax Returns that are required to be filed by or with respect to any of the Transferred Companies or Subsidiaries for Straddle Periods (collectively, the “Straddle Tax Returns”), such Straddle Tax Returns shall be prepared in a manner consistent with past practice (unless otherwise required by Law), and Parent shall be responsible for the Taxes of the Transferred Companies and Subsidiaries attributable to Pre Closing Taxable Periods (as determined in accordance with Section 10.2), excluding, however, Taxes arising from the transactions entered into on the Closing Date but after the Closing, other than transactions in the ordinary course of business or specifically contemplated by this Agreement (“Pre Closing Taxes”) due in respect of such Straddle Tax Returns. The Buyer shall notify Parent of any amounts due from Parent in respect of any Straddle Tax Return no later than 30 Business Days prior to the date on which such Straddle Tax Return is due, and Parent shall remit such payment to the Buyer no later than five Business Days prior to the date such Straddle Tax Return is due. The Buyer shall deliver any Straddle Tax Return to Parent for its review at least 30 Business Days prior to the date on which such Straddle Tax Return is required to be filed. If Parent disputes any item on such Straddle Tax Return, it shall notify the Buyer of such disputed item (or items) and the basis for its objection within 15 Business Days after Parent’s receipt of such Straddle Tax Return. The parties shall act in good faith to resolve any such dispute prior to the date on which the relevant Straddle Tax Return is required to be filed. If the parties cannot resolve any disputed item within 10 Business Days after the Buyer receives notice of such dispute, the item in question shall be resolved by an independent accounting firm mutually acceptable to Parent and the Buyer. The fees and expenses of such accounting firm shall be borne equally by Parent and the Buyer. In the case of Straddle Tax Returns, Parent shall provide to the Buyer at such time an amount equal to the excess of (A) the Tax liability shown on such Straddle Tax Return and attributable to Pre-Closing Taxable Periods over (B) the sum of (w) all estimated or similar Tax payments made or caused to be made by Parent on or prior to the Closing Date with respect to such Tax and, without duplication, all credits arising on or prior to the Closing Date with respect to such Tax, (x) any prior payments with respect to such Tax made or caused to be made by Parent pursuant to this Article X, (y) any amounts collected or withheld and held by or on behalf of Parent, the Transferred Companies or Subsidiaries as of the Closing Date pending remittance to Tax authorities in respect of such Tax and (z) any portion of such Tax liability arising as a result of any actions taken by the Companies or Subsidiaries on or after the Closing Date that are outside the ordinary course of business unless explicitly provided for in this Agreement.

(c)           Tax Returns relating to the Foreign Companies for periods ending on or before the Closing Date shall be prepared by the Foreign Companies. If such Tax Returns are filed prior to the Closing Date, they shall be governed by Section 10.1(a). If they are filed after the Closing Date, they shall be governed by the procedures in Section 10.1(b) relating to Pre-Closing Taxes arising in Straddle Periods

(d)           With respect to any taxable year of any of the Transferred Companies or Subsidiaries for which Parent is required to file a Pre-Closing Tax Return pursuant to Section 10.1(a), the Buyer shall promptly cause such Transferred Company or Subsidiary to prepare and provide to Parent, at the Buyer’s sole cost and expense, a package of tax information materials (the “Tax Package”), which shall be completed in accordance with the past practice of such Transferred Company or Subsidiary, including past practice as to providing the information, schedules and work papers and as to the method of computation of separate taxable income or other relevant measure of income. The Buyer shall cause the Tax Package for the portion of the taxable period ending on the Closing Date to be delivered to Parent within 120 days after the Closing Date.

(e)           Except as required by law, neither the Buyer nor any of its Affiliates shall (or shall cause or permit any of the Transferred Companies or Subsidiaries to) amend, refile or otherwise modify any Tax Return relating in whole or in part to any of the Companies or Subsidiaries with respect to any Pre Closing Taxable Period (or with respect to any Straddle Period) without the written consent of Parent, which consent may be withheld in the reasonable discretion of Parent.

(f)            The Buyer and Parent shall preserve and cause to be preserved all information, returns, books, records and documents relating to any liabilities for Taxes with respect to a taxable period until the later of the expiration of all applicable statutes of limitation and extensions thereof, or the conclusion of all litigation with respect to Taxes for such period.

10.2        Straddle Periods. For purposes of this Agreement, in the case of any Taxes of any of the Companies or Subsidiaries that are payable with respect to any Tax period that begins before and ends after the Closing Date (a “Straddle Period”), the portion of any such Taxes that constitutes Pre Closing Taxes shall be deemed equal to the amount that would be payable if the Tax year or period ended on the Closing Date. For purposes of the preceding sentence, any exemption, deduction, credit or other item (including the effect of any graduated rates of tax) that is calculated on an annual basis shall be allocated to the portion of the Straddle Period ending on the Closing Date on a pro rata basis determined by multiplying the total amount of such item allocated to the Straddle Period times a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with past practice of the relevant Companies and Subsidiaries. The parties hereto will, to the extent permitted by applicable Law, elect with the relevant taxing authority to treat a portion of any Straddle Period as a short taxable period ending as of the close of business on the Closing Date.

10.3        Refunds.

(a)           Except as provided in Section 10.3(b), each Company and Subsidiary will be entitled to any refunds (including any interest received thereon) in respect of any federal, state, provincial, local or foreign Tax liability of such Company or Subsidiary.

(b)           Parent shall be entitled to any refunds received for federal, state, provincial, local, foreign or other Taxes paid for Pre Closing Taxable Periods with respect to any of the Companies or Subsidiaries, along with any interest paid by the relevant taxing authority with respect thereto but net of any tax or other cost to any of the Companies or Transferred Subsidiaries of receiving the refund, in each case other than refunds resulting from the carryback of net operating losses or other tax attributes from tax periods or portions thereof that are not Pre Closing Taxable Periods, and any such refunds (including interest but net of any tax or other cost as described earlier in this sentence), to which Parent is entitled that are received by any of the Companies or Transferred Subsidiaries or any Affiliate thereof after the Closing Date, whether by offset, credit, receipt of payment or otherwise, shall be caused by the Buyer to be paid promptly to Parent.

10.4        Conveyance Taxes. The Buyer and Parent agree to share equally all sales, goods and services, harmonized sales, consumption, use, value added, transfer, stamp, registration, documentary, excise, real property transfer or gains, or similar Taxes incurred as a result of the transactions contemplated in this Agreement (collectively, “Conveyance Taxes”), and Parent and the Buyer agree to jointly file all required change of ownership and similar statements. Notwithstanding the foregoing sentence, Conveyance Taxes shall not include any goods and services tax or harmonized sales tax payable under the Excise Tax Act (Canada) or Quebec sales tax payable under an Act respecting the Quebec sales tax, for which the Buyer or its permitted assignee is entitled to claim either input tax credits or input tax refunds. For the avoidance of doubt, (i) the Buyer shall pay to Parent at the Closing one-half of any Conveyance Taxes required to be collected by any Foreign Share Seller or Foreign Asset Seller and remitted by such Foreign Share Seller or Foreign Asset Seller to any applicable taxing authority, in accordance with Section 2.3(a), and (ii) the Buyer’s payment to Parent at the Closing shall be reduced by one-half of any Conveyance Taxes required to be paid after the Closing to any applicable taxing authority by the Buyer or any of the Transferred Companies or Subsidiaries. Parent and the Buyer shall cooperate with each other to minimize applicable Conveyance Taxes in a manner that is mutually agreeable and in compliance with applicable Law, and shall to that extent execute such documents, agreements, applications, instruments or other forms as reasonably required, and as shall permit any such Conveyance Taxes to be assessed and paid in accordance with applicable Law.

10.5        Section 338(h)(10) Election Taxes. Parent shall pay, or shall cause to be paid, any Taxes attributable to the making of the Section 338(h)(10) Election as provided in Section 2.6.

10.6        Termination of Tax Allocation Agreements. Any and all Tax allocation or sharing agreements or other agreements or arrangements relating to Tax matters between any of the Transferred Companies or Subsidiaries, on the one hand, and Parent or any of its other Affiliates, on the other hand, shall be terminated as to such Transferred Company or Subsidiary as of the Closing Date and, from and after the Closing Date, none of the Transferred Companies or Subsidiaries shall be obligated to make any payment pursuant to any such agreement or arrangement for any past or future period.

10.7        Tax Indemnification Procedures.

(a)           After the Closing, each party to this Agreement (whether the Buyer or any Seller, as the case may be) shall promptly notify the other parties in writing of any demand, claim or notice of the commencement of an audit received by such party from any taxing authority or any other Person with respect to Taxes for which such other parties may be liable pursuant to Article IX; provided, however, that a failure to give such notice will not affect such party’s rights to indemnification under Article IX, except to the extent that such other parties are actually prejudiced thereby. Such notice shall contain factual information (to the extent known) describing the asserted Tax liability and shall include copies of the relevant portion of any notice or other document received from any taxing authority or any other Person in respect of any such asserted Tax liability.

(b)           Payment by an indemnitor of any amount due to an indemnitee in respect of Tax Losses under Article IX shall be made within ten days following written notice by the indemnitee that payment of such amounts to the appropriate taxing authority or other applicable third party is due by the indemnitee, provided that the indemnitor shall not be required to make any payment earlier than five Business Days before it is due to the appropriate taxing authority or applicable third party. In the case of a Tax that is contested in accordance with the provisions of Section 10.8, payment of such contested Tax will not be considered due earlier than the date a “final determination” to such effect is made by such taxing authority or a court of competent jurisdiction. For this purpose, a “final determination” shall mean a settlement, compromise, or other agreement with the relevant taxing authority, whether contained in an IRS Form 870 or other comparable form, or otherwise, or such procedurally later event, such as a closing agreement with the relevant taxing authority, and agreement contained in an IRS Form 870 D or other comparable form, an agreement that constitutes a “determination” under Section 1313(a)(4) of the Code, a deficiency notice with respect to which the period for filing a petition with the Tax Court or the relevant state, local or foreign tribunal has expired or a decision of any court of competent jurisdiction that is not subject to appeal or as to which the time for appeal has expired. In the event the indemnitee receives a refund of the tax after payment, the indemnitee shall promptly pay such refund to the indemnitor (including interest but net of tax or other cost to the indemnitee or any Affiliate thereof of receiving such interest).

(c)           All amounts required to be paid in respect of Tax Losses pursuant to Article IX shall be paid promptly in immediately available funds by wire transfer to a bank account designated by the indemnified party.

(d)           Any payments required in respect of Tax Losses pursuant to Article IX that are not made within the time period specified in this Article X shall bear interest at a rate and in the manner provided in the Code for interest on underpayments of federal income tax.

10.8        Tax Audits and Contests; Cooperation.

(a)           Subject to Section 10.8(b), Parent shall control the conduct, through counsel of its own choosing at its own expense, of any audit, claim for refund, or administrative or judicial proceeding involving any asserted Tax liability or refund with respect to any of the Companies or Subsidiaries (any such audit, claim for refund, or proceeding relating to an asserted Tax liability referred to herein as a “Contest”) relating to Pre Closing Taxable Periods, and the Buyer shall not have any right to participate in such Contest; provided, however, that no settlement or other disposition of any claim for Tax which would materially adversely affect the Buyer or any of the Transferred Companies or Subsidiaries or any Affiliate thereof shall be agreed to without the Buyer’s prior written consent, which consent shall not be unreasonably withheld or delayed.

(b)           In the case of any Contest with respect to a Straddle Period Return the Buyer and Parent shall jointly represent their interests in any Contest, shall employ counsel of their mutual choice and shall cooperate with the other and the other’s representatives in a prompt and timely manner in connection with any Contest. The parties shall mutually agree on any settlement or other disposition of the Contest; provided, that Parent or the Buyer shall have the sole right to settle or dispose of any issue that relates solely to the portion of the Straddle period ending on the Closing Date or the portion of the Straddle Period ending after the Closing Date, respectively. In the event the Buyer and Parent are unable to agree regarding any aspect of the conduct of any such Contest, the decision shall be made by the counsel employed to pursue such Contest on the basis of counsel’s good faith judgment regarding the course of action that would produce the overall lowest present value of Tax and litigation cost to the parties. Any such Contest expenses shall be shall be borne by the Buyer and Parent in the same proportion as such related Taxes are borne by the Buyer and Parent in accordance with Section 10.1(b).

(c)           Except as provided in Sections 10.8(a) and (b), the Buyer shall have the right to control the conduct of any Contest in its sole discretion with respect to any other Tax matter.

(d)           Except as provided in Section 10.12, Parent and the Buyer agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information (including access to books and records) and assistance relating to the Companies and Subsidiaries as is reasonably requested for the filing of any Tax Returns and the preparation, prosecution, defense or conduct of any Contest. Parent and the Buyer shall reasonably cooperate with each other in the conduct of any Contest or other proceeding involving or otherwise relating to any of the Companies or Subsidiaries (or their income or assets) with respect to any Tax and each shall execute and deliver such powers of attorney and other documents as are necessary to carry out the intent of this Section 10.8(d). Any information obtained under this Section 10.8(d) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest or other Tax proceeding.

(e)           The Buyer shall cause each of the Transferred Companies to (a) use its commercially reasonable efforts to properly retain and maintain the tax and accounting records of such Transferred Company and its Subsidiaries that relate to Pre Closing Taxable Periods for ten years following the Closing Date and shall thereafter provide Parent with written notice prior to any destruction, abandonment or disposition of all or any portions of such records, (b) transfer such records to Parent upon its written request prior to any such destruction, abandonment or disposition and (c) allow Parent and its Affiliates and their respective agents and representatives, at times and dates reasonably and mutually acceptable to the parties, to from time to time inspect and review such records as Parent may deem necessary or appropriate; provided, however, that in all cases, such activities are to be conducted by Parent during normal business hours and at Parent’s sole expense. Any information obtained under this Section 10.8(e) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest or other Tax proceeding.

(f)            Parent shall, and shall cause each of its Affiliates to (a) use its commercially reasonable efforts to properly retain and maintain the tax and accounting records of such Transferred Company and its Subsidiaries for ten years following the Closing Date and shall thereafter provide the Buyer with written notice prior to any destruction, abandonment or disposition of all or any portions of such records, (b) transfer such records to the Buyer upon its written request prior to any such destruction, abandonment or disposition and (c) allow the Buyer and its Affiliates and their respective agents and representatives, at times and dates reasonably and mutually acceptable to the parties, to from time to time inspect and review such records as the Buyer may deem necessary or appropriate; provided, however, that in all cases, such activities are to be conducted by the Buyer during normal business hours and at Buyer’s sole expense. Any information obtained under this Section 10.8(f) shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Contest or other Tax proceeding.

10.9        Tax Treatment of Indemnity Payments. It is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price for all federal, state, provincial, local and foreign Tax purposes, and the parties agree to file their Tax Returns accordingly

10.10      Carrybacks. Following the Closing Date, the Buyer and each Transferred Company shall, to the extent permissible, waive the right to carryback any Income Tax losses, credits or similar items attributable to such Transferred Company and from a taxable period (or portion thereof) beginning after the Closing Date to a Pre Closing Taxable Period.

10.11      Tax Elections. The Buyer shall not, without the prior consent of Parent (which may, in its sole and absolute discretion, withhold such consent), make, or cause to permit to be made, any Tax election, or adopt or change any method of accounting, or undertake any other extraordinary action effective on or after the Closing Date, that would adversely affect any Seller or any of the Companies or Subsidiaries with respect to any taxable period or portions thereof ending on or prior to the Closing Date.

For the avoidance of doubt, Parent and the Buyer shall not make, and shall cause their Affiliates not to make, with respect to the transactions contemplated by this Agreement, any election under Treasury Regulations Section 1.1502-76(b)(2) or any similar provision of state or local Tax law.

10.12      No Access to Consolidated Returns. Notwithstanding anything in this Agreement to the contrary, none of the Buyer or any of its Affiliates shall be entitled to any information relating to, or a copy of, any consolidated, combined, affiliated or unitary Tax Return which includes any Seller.

10.13      Advance Pricing Agreement.

(a)           The Buyer understands and agrees that Parent and certain of its Affiliates are engaged in ongoing negotiations with U.S. and Canadian taxing authorities with respect to a bilateral advance pricing agreement (the “APA”) relating to intercompany transactions, including the use of software and other technology, provision of processing services, and general and administrative services, by and between (i) Parent, CSG and certain of their U.S. Affiliates (the “U.S. APA Parties”) and (ii) ADP Canada Co. and certain of its Canadian Affiliates (the “Canadian APA Parties”). Parent represents, and the Buyer acknowledges, that estimated royalty payments have been and will continue to be made by the Canadian APA Parties to the U.S. APA Parties until such time as the APA is resolved by the appropriate U.S. and Canadian taxing authorities. The parties hereto acknowledge that such resolution is expected to occur subsequent to the Closing Date. The Buyer covenants that, if necessary to resolve the APA, it will execute the APA or cause the APA to be executed by or on behalf of any Transferred Companies that are U.S. APA Parties.

(b)           If at the time of the final resolution of the APA, and assuming such resolution occurs subsequent to the Closing Date, it is determined by the relevant taxing authorities that the payments (including estimated payments) previously made by the Canadian APA Parties to the U.S. APA Parties with respect to periods or portions thereof ending on or prior to the Closing are less than the amounts owed by the Canadian APA Parties to the U.S. APA Parties for such periods, and such taxing authorities require that additional payments be made, the Canadian APA Parties shall remit such payments to Parent or its Affiliates (other than any Transferred Company), and neither the Buyer nor its Affiliates shall have any right to receive any such payments.

(c)           If at the time of the final resolution of the APA, and assuming such resolution occurs subsequent to the Closing Date, it is determined by the relevant taxing authorities that the payments (including estimated payments) previously made by the Canadian APA Parties to the U.S. APA Parties with respect to periods or portions thereof ending on or prior to the Closing are in excess of the amounts owed by the Canadian APA Parties to the U.S. APA Parties for such periods, and such taxing authorities require that payment be made in respect of any such excess, Parent will make or cause to be made such payments to the Canadian APA Parties and shall indemnify the Buyer for any liability associated with making such payments.

(d)           Parent shall be entitled to any refunds from U.S. and Canadian taxing authorities, as the case may be, attributable to the final resolution of the APA, including any payment made pursuant to this Section 10.13, with respect to periods or portions thereof ending on or prior to the Closing. If the Buyer or any of its Affiliates receives any such refund, it shall promptly remit such amount to Parent.

(e)           For the avoidance of doubt, and notwithstanding anything to the contrary herein (including Section 10.8), at no time shall the Buyer, and at no time subsequent to the Closing shall any Transferred Company, have any right to participate in any Contest or other proceeding relating to the negotiation of the APA. The Buyer agrees to reasonably cooperate with Parent in the conduct of any proceeding relating to the APA, and to provide such information (including access to books and records) as is reasonably requested by Parent for the conduct of such proceedings.

(f)            Parent shall use commercially reasonable efforts to cause the Buyer and its Affiliates not to be legally bound by the terms of the APA for any Post-Closing Taxable Period. If Parent is unable to achieve such result, Parent shall be entitled to enter into the final APA without the consent of the Buyer and the Buyer will comply with its obligations under this Section 10.13; provided, that Parent shall indemnify the Buyer for any net increase in the aggregate U.S. and Canadian Tax liability of the Buyer and its Affiliates as a direct result of the terms and methodology of the final APA being materially different, in the aggregate, from those reflected in the document entitled “Transfer Pricing Analysis CS” provided to the Buyer in connection with this transaction.

ARTICLE XI

TERMINATION OF AGREEMENT

11.1        Termination. This Agreement may not be terminated prior to the Closing, except as follows:

(a)           by mutual agreement of the Buyer and the Sellers;

(b)           at the election of the Buyer or the Sellers, upon prior written notice, if any one or more of the conditions set forth in Article VII or Article VIII, respectively (other than those that by their nature are to be satisfied at the Closing), has not been satisfied or waived as of the close of business on June 30, 2006 (the “Outside Date”); provided, however, that the party whose conduct substantially results in the failure of such condition to be fulfilled may not be the terminating party;

(c)           at the election of the Buyer or the Sellers upon prior written notice, if any court of competent jurisdiction or other Governmental Body shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby, and such order, decree, ruling or other action is or shall have become non-appealable;

(d)           at the election of the Sellers or the Buyer upon prior written notice, if there has been an inaccuracy in or breach by the other of any representation or warranty, or breach of any covenant or agreement contained in this Agreement or any other agreement, document or certificate delivered pursuant hereto such that the conditions set forth in Section 7.1 or 8.1, as applicable, would be incapable of being satisfied by the Outside Date (in the case of a breach of a covenant or agreement, provided, such breach has not been cured within 20 days after notice thereof); provided, however, that the breaching party may not be the terminating party;

(e)           at the election of the Sellers, upon prior written notice, if, solely as a result of the action or inaction by the Buyer, the Closing shall not have occurred on or prior to the date that is two Business Days following the date on which the Closing is scheduled to occur pursuant to Section 2.2; provided, however, that the Sellers may not elect to so terminate if the Sellers are then in material breach of any of their respective obligations under this Agreement; or

(f)            at the election of the Buyer, upon prior written notice, if, solely as a result of the action or inaction by Parent or its Affiliates, the Closing shall not have occurred on or prior to the date that is two Business Days following the date on which the Closing is scheduled to occur pursuant to Section 2.2; provided, however, that the Buyer may not elect to so terminate if the Buyer is then in material breach of any of its obligations under this Agreement.

11.2        Survival After Termination. If this Agreement terminates pursuant to Section 11.1 and the transactions contemplated hereby are not consummated:

(a)           this Agreement and the other Transaction Documents shall become null and void and have no further force or effect, except that any such termination shall be without prejudice to the rights of any party on account of intentional or willful breach or violation of the representations, warranties, covenants or agreements of another party under this Agreement;

(b)           notwithstanding anything in this Agreement to the contrary, the provisions of Section 6.2, Section 6.3, Section 6.4, this Section 11.2 and Article XII shall survive any termination of this Agreement; and

(c)           the Buyer shall promptly return to Parent all books and records and all other information furnished by the Sellers, their agents, employees or representatives (including all copies, if any) and shall not use or disclose the information contained in such books and records for any purpose or make such information available to any other Person; provided, that the Buyer may retain copies of such information to the extent required for the enforcement of its rights hereunder and the defense of any action related hereto.

ARTICLE XII

MISCELLANEOUS

12.1        Consent to Jurisdiction; Service of Process; Waiver of Jury Trial.

(a)           Any claim arising out of or relating to this Agreement or the transactions contemplated hereby may be instituted in any federal court in the State of New York, and each party hereto agrees not to assert, by way of motion, as a defense or otherwise, in any such claim, that it is not subject personally to the jurisdiction of such court, that the claim is brought in an inconvenient forum, that the venue of the claim is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court. Each party hereto further irrevocably submits to the jurisdiction of such court in any such claim.

(b)           Any and all service of process and any other notice in any such claim shall be effective against any party hereto if given personally or by registered or certified mail, return receipt requested, or by any other means of mail that requires a signed receipt, postage prepaid, mailed to such party as herein provided. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law or to commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction.

(c)           EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY.

(d)           EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE WAIVER IN SECTION 12.1(c), (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (iii) SUCH PARTY MAKES SUCH WAIVER VOLUNTARILY AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS, AGREEMENTS AND CERTIFICATIONS IN SECTION 12.1(c) AND THIS SECTION 12.1(d).

12.2        Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed to have been duly given (x) on the day of delivery if delivered in person, or if delivered by facsimile or other electronic transmission upon confirmation of receipt, (y) on the first Business Day following the date of dispatch if delivered by a nationally recognized express courier service or (z) on the tenth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated by notice given in accordance with this Section 12.2 by the party to receive such notice:

(a)           if to the Buyer, to:

Solera, Inc.
12230 El Camino Real, Suite 200
San Diego, CA  92130
Attention:  Chief Executive Officer
Facsimile:  (858) 812-3011

with copies to:

GTCR Golder Rauner, L.L.C.
6100 Sears Tower
Chicago, Illinois  60606-6402
Attention:  Philip A. Canfield
                Craig A. Bondy
Facsimile:  (312) 382-2201

and

Kirkland & Ellis LLP
200 East Randolph Drive
Chicago, IL 60601
Attention:  Stephen L. Ritchie, P.C.
Facsimile:  (312) 861-2200

(b)           if to the Sellers, to:

Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, NJ  07068-1728
Attention:  President and Chief Operating Officer
Facsimile:  (973) 974-3371

with a copy to:

Automatic Data Processing, Inc.
One ADP Boulevard
Roseland, NJ  07068-1728
Attention:  General Counsel
Facsimile:  (973) 974-3324

and with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Attention:  Douglas A. Cifu
Facsimile:  (212) 757-3990

12.3        Entire Agreement. This Agreement, together with the Non-Disclosure Agreement, the other Transaction Documents and any other collateral agreements executed in connection with the consummation of the transactions contemplated hereby and thereby, contain the entire agreement among the parties hereto with respect to the Transaction and supersede all prior agreements, written or oral, with respect thereto.

12.4        Waivers and Amendments. This Agreement and each of the Foreign Transfer Agreements (when executed and delivered) may be amended, superseded, canceled, renewed or extended, and the terms hereof and thereof may be waived, only by a written instrument signed by the Buyer and the Sellers or, in the case of a waiver, by the party waiving compliance. No delay on the part of any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party hereto of any such right, power or privilege, nor any single or partial exercise of any such right, power or privilege, preclude any further exercise thereof or the exercise of any other such right, power or privilege.

12.5        Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York without regard to any conflict of laws rules thereof that might indicate the application of the Laws of any other jurisdiction.

12.6        Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns. This Agreement is not assignable by any party hereto without the prior written consent of the other parties; provided, that the Buyer may assign any of its rights under this Agreement to any Affiliate of the Buyer (it being understood that no such assignment shall effect a novation or otherwise relieve the Buyer of any of its obligations hereunder); provided, further, that the Buyer may assign all or any of its rights pursuant to this Agreement, including its rights to indemnification, to any lender as collateral security.

12.7        Usage. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the context may require. All terms defined in this Agreement in their singular or plural forms have correlative meanings when used herein in their plural or singular forms, respectively. Unless otherwise expressly provided, the words “include,” “includes” and “including” do not limit the preceding words or terms and shall be deemed to be followed by the words “without limitation.”  Unless otherwise expressly provided, monetary amounts are in U.S. dollars. The phrases “made available to the Buyer” or “furnished to the Buyer” or similar phrases as used in this Agreement will mean that the subject documents were posted to the “Project ONYX” data room at www.intralinks.com prior to, and remain accessible to the Buyer on, the date that is two days prior to the date of this Agreement.

12.8        Articles and Sections. All references herein to Articles and Sections shall be deemed references to such parts of this Agreement, unless the context shall otherwise require. The Article and Section headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

12.9        Interpretation. The parties hereto acknowledge and agree that (a) each party hereto and its counsel reviewed and negotiated the terms and provisions of this Agreement and have contributed to its revision, (b) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement and (c) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto, regardless of which party was generally responsible for the preparation of this Agreement. Any statute, regulation, or other Law defined or referred to herein (or in any agreement or instrument that is referred to herein) means such statute, regulation or other Law as, from time to time, may be amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor statutes. References to a Person also refer to its predecessors and permitted successors and assigns.

12.10      Severability of Provisions. If any provision or any portion of any provision of this Agreement shall be held invalid or unenforceable, the remaining portion of such provision and the remaining provisions of this Agreement shall not be affected thereby. If the application of any provision or any portion of any provision of this Agreement to any Person or circumstance shall be held invalid or unenforceable, the application of such provision or portion of such provision to Persons or circumstances other than those as to which it is held invalid or unenforceable shall not be affected thereby.

12.11      Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts together shall constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by all, of the parties hereto.

12.12      No Personal Liability. This Agreement (and each agreement, certificate and instrument delivered pursuant hereto) shall not create or be deemed to create or permit any personal liability or obligation on the part of any officer, director, employee, agent, representative or investor of any party hereto.

12.13      No Third Party Beneficiaries. Except as otherwise provided in Article IX, no provision of this Agreement is intended to, or shall, confer any third party beneficiary or other rights or remedies upon any Person other than the parties hereto. Without limiting the generality of the foregoing, no provision of this Agreement shall create any third party beneficiary rights in any employee or former employee of any of the Companies or Subsidiaries (including any beneficiary or dependent thereof) in respect of continued employment by any of the Companies or Subsidiaries or otherwise.

12.14      Specific Performance. The Sellers acknowledge that the Business is unique and recognize and affirm that in the event of a breach of this Agreement by the Sellers, money damages would be inadequate and the Buyer would have no adequate remedy at law. Accordingly, the Sellers agree that the Buyer shall have the right, in addition to any other rights and remedies existing in its favor, to enforce its rights and the obligations hereunder of the Sellers not only by an action or actions for damages but also by an action or actions for specific performance, injunctive and/or other equitable relief.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

BUYER:

SOLERA, INC.

By:	/s/ Tony Aquila
Name: Tony Aquila
Title: Chief Executive Officer

PARENT:

AUTOMATIC DATA PROCESSING, INC.

By:	/s/ James B. Benson
Name: James B. Benson
Title: Vice President

ADP ATLANTIC:

ADP ATLANTIC INC.

By:	/s/ James B. Benson
Name: James B. Benson
Title: Chairman of the Board

ADP NEDERLAND:

ADP NEDERLAND B.V.

By:	/s/ H.J.M. Brockhoff
Name: H.J.M. Brockhoff
Title: General Manager

Transaction Agreement

ADP INTERNATIONAL:

ADP INTERNATIONAL B.V.

By:	/s/ H.J.M. Brockhoff
Name: H.J.M. Brockhoff
Title: General Manager

ADP CANADA:

ADP CANADA CO.

By:	/s/ James B. Benson
Name: James B. Benson
Title: President

ADP INDIA:

ADP PRIVATE LIMITED

By:	/s/ Steve Penrose
Name: Steve Penrose
Title: Director

Transaction Agreement